07024304

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Tim Co Energy Plc

*CURRENT ADDRESS Sixty Circular Road
Douglas
Isle of Man 1M1 1SA

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 1 2 2007
THOMSON
FINANCIAL

FILE NO. 82- 35091 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: EBS

DAT : 6/11/07


ESTABLISHED 2001


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Netcentric Systems PLC
30 June 2005

NETCENTRIC SYSTEMS PLC

PROFIT AND LOSS ACCOUNT

FOR THE SIX MONTHS ENDED 31 MARCH 2005

	6 months ended 31 March 2005 Unaudited	6 months ended 31 March 2004 Unaudited	Year ended 30 September 2004 Audited
	£'000	£'000	£'000
TURNOVER	-	5	5
Net operating expenses	(36)	(59)	(157)
OPERATING LOSS	(36)	(54)	(152)

Provision for investment write-downs	-	-	(30)
Amounts written off investments	-	(13)	-
LOSS ON ORDINARY ACTIVITIES BEFORE INTEREST	(36)	(67)	(182)
Interest income	2	3	4
LOSS ON ORDINARY ACTIVITIES BEFORE TAXATION	(34)	(64)	(178)
Taxation	-	-	-
LOSS FOR THE YEAR	(34)	(64)	(178)
LOSS PER SHARE - BASIC	(0.02)p	(0.05)p	(0.13)p

NETCENTRIC SYSTEMS PLC

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

FOR THE SIX MONTHS ENDED 31 MARCH 2005

	6 months ended 31 March 2005 Unaudited £'000	6 months ended 31 March 2004 Unaudited £'000	Year ended 30 September 2004 Audited £'000
Loss for the financial year	(34)	(64)	(178)
Revaluation of investment	-	(12)	(12)
Total gains and losses recognised in the financial statements since the last annual report	(34)	(76)	(190)

NETCENTRIC SYSTEMS PLC

BALANCE SHEET

AS AT 31 MARCH 2005

	31 March 2005 Unaudited £'000	31 March 2004 Unaudited £'000	30 September 2004 Audited £'000
FIXED ASSETS			
Investments	-	17	-
	-	17	-
CURRENT ASSETS			
Debtors	131	173	38
Cash at bank	14	104	162
	145	277	200
CREDITORS: amounts falling due within one year	(27)	(29)	(49)
NET CURRENT ASSETS	118	248	151
TOTAL ASSETS LESS CURRENT LIABILITIES	118	265	151
NET ASSETS	118	265	151
Represented by:			
CAPITAL AND RESERVES			
Called up share capital	699	699	699
Reserves	(581)	(434)	(548)
SHAREHOLDERS' FUNDS	118	265	151

NETCENTRIC SYSTEMS PLC

CASH FLOW STATEMENT

FOR THE PERIOD ENDED 31 MARCH 2005

	6 months ended 31 March 2005 Unaudited £'000	6 months ended 31 March 2004 Unaudited £'000	Year ended 30 September 2004 Audited £'000
NET CASH (OUTFLOW)/INFLOW FROM OPERATING ACTIVITIES	(150)	(209)	(152)
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE			
Interest received	2	3	4
(DECREASE)/INCREASE IN CASH IN THE YEAR	(148)	(206)	(148)

NETCENTRIC SYSTEMS PLC

CASH FLOW STATEMENT

FOR THE PERIOD ENDED 31 MARCH 2005

(a) Reconciliation of operating loss to net cash outflow from operating activities

	6 months ended 31 March 2005 Unaudited £'000	6 months ended 31 March 2004 Unaudited £'000	Year ended 30 September 2004 Audited £'000
Operating loss	(36)	(54)	(152)
(Increase)/decrease in debtors	(92)	(147)	(12)
Decrease/(increase) in creditors	(22)	(8)	12
Net cash (outflow)/inflow from operating activities	(150)	(209)	(152)

(b) Reconciliation of net cash flow to movement in net funds

	6 months ended 31 March 2005	6 months ended 31 March 2004	Year ended 30 September 2004

	Unaudited £'000	Unaudited £'000	Audited £'000
(Decrease)/increase in cash in the year	(148)	(206)	(148)
Opening net funds at 1 October 2004	162	310	310
Closing net funds at 31 March 2005	14	104	162

(c) Analysis of net funds

	At 31 March 2005 Unaudited £'000	At 31 March 2004 Unaudited £'000	At 30 September 2004 Audited £'000
Cash at bank	14	104	162

NETCENTRIC SYSTEMS PLC

NOTES TO THE INTERIM ACCOUNTS

FINANCIAL INFORMATION

The interim financial information has been prepared on the basis of the accounting policies as set out in the Statutory Financial Statements for the year ended 30 September 2004. The financial information set out herein does not constitute statutory accounts.

AUDIT REVIEW

These interim results have not been subject to a full review by our company auditors which is in accordance with our normal interim procedures.

RESERVES

Year ended 30 September 2004	Share premium £'000	Revaluation reserve £'000	Profit and loss account £'000	Total £'000
At 1 October 2003	50	12	(420)	(358)
Loss for the period	-	-	(178)	(178)

Revaluation of investment	-	(12)	-	12
At 30 September 2004	50	-	(598)	(548)

Period ended 31 March 2004	Share premium £'000	Revaluation reserve £'000	Profit and loss account £'000	Total £'000
At 1 October 2003	50	12	(420)	(358)
Loss for the period	-	-	(64)	(64)
Reduction in valuation	-	(12)	-	(12)
At 31 March 2004	50	-	(484)	(434)

Period ended 31 March 2005	Share premium £'000	Revaluation reserve £'000	Profit and loss account £'000	Total £'000
At 1 October 2004	50	-	(597)	(547)
Loss for the period	-	-	(34)	(34)
At 31 March 2005	50	-	(631)	(581)

NETCENTRIC SYSTEMS PLC

NOTES TO THE INTERIM ACCOUNTS

LOSS PER SHARE

The loss per share calculations have been arrived at by reference to the following earnings and weighted average number of shares in issue during the period.

	6 months ended 31 March 2005 Unaudited	6 months ended 31 March 2004 Unaudited	Year ended 30 September 2004 Audited
	£'000	£'000	£'000

Basic loss after taxation	34	64	178
			No.
Weighted number of shares in issue	139,734,602	139,734,602	139,734,602

END

This information is provided by RNS
The company news service from the London Stock Exchange

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Netcentric Systems - Result of AGM

Netcentric Systems PLC
30 June 2005

30 June 2005

Netcentric Systems PLC ('Netcentric')

Netcentric are pleased to announce that at the AGM held earlier today all resolutions were passed by shareholders.

Enquiries
S A Komlosy
Chairman
Netcentric Systems PLC 020 7881 0800

Netcentric Systems - Notifiable Interest

Netcentric Systems PLC
03 January 2006

Netcentric Systems plc (the 'Company')

3 January 2006

Notifiable Interest

Netcentric Systems PLC have been informed that New Opportunities Investment Trust PLC no longer have a notifiable interest in the Company.

For further information please contact:

Netcentric

G.M. Thompson, Director   07967 110 945

Teather & Greenwood

Robert Naylor   020 7426 9000

Netcentric Systems - Notifiable Interest

Netcentric Systems PLC
10 March 2006

Netcentric Systems plc (the 'Company')

10 March 2006

Notifiable Interest

Netcentric Systems plc have been informed today that PSG Solutions plc (formerly London & Boston Investments plc) ('PSG') have today sold 41,780,632 ordinary shares in the Company at a price of £0.00146 per ordinary share, representing 29.899 per cent. of the Company's current issued share capital. Following this sale, PSG retains a holding of 26,605,460 ordinary shares in the Company, representing 19.04 per cent. of the Company's issued share capital of 139,734,602 ordinary shares of 0.5p each.

For further information please contact:

Netcentric
G.M. Thompson, Director 07967 110 945

Teather & Greenwood
Robert Naylor 020 7426 9000

This information is provided by RNS
The company news service from the London Stock Exchange

Netcentric Systems - Notifiable Interest

Netcentric Systems PLC
13 March 2006

Netcentric Systems plc (the 'Company')

13 March 2006

Notifiable Interest

Netcentric Systems plc have been informed today that, on Friday 10 March 2006, Howard Crosby purchased 41,780,632 ordinary shares in the Company at a price of £0.00146 per ordinary share, representing 29.899 per cent. of the Company's current issued share capital. Following this purchase, Howard Crosby holds 41,780,632 ordinary shares in the Company, representing 29.899 per cent. of the Company's issued share capital of 139,734,602 ordinary shares of 0.5p each.

Mr. Crosby, 53, has over 30 years in the investment banking industry and has founded and managed over 15 publicly traded companies. His emphasis is on the mining and natural resources sector. Early in his career he was the Vice President of UNC Nuclear Industries, a division of United Nuclear Corporation, which at the time was extensively involved in uranium exploration and production in the western United States. Currently he is also the Vice Chairman and director of Cadence Resources Corporation having previously been the President of Cadence. Mr. Crosby was one of the original founders of Cadence resources and has been instrumental in growing the market capitalization of Cadence from under 1 million dollars to over 450 million dollars. Cadence is currently listed on the NASDAQ exchange. Mr. Crosby is also a director of White Mountain Titanium as well as a director of High Plains Uranium. Both companies are listed on the public exchanges in North America. Mr. Crosby is also a director and driving force behind Platinum Diversified Mining Plc. Platinum Diversified Mining Plc. is a Special Purpose Acquisition Company (SPAC) that was recently funded and floated on the AIM market in London for $75,000,000. Platinum will be making acquisitions in the mining and natural resources sectors throughout the world.

For further information please contact:

Netcentric

G.M. Thompson, Director 07967 110 945

This information is provided by RNS
The company news service from the London Stock Exchange

Howard Crosby - SAR 3 -Netcentric Systems Plc

Howard Crosby
13 March 2006

FORM SAR 3

DISCLOSURE OF ACQUISITIONS
(Rule 3 of The Rules Governing Substantial Acquisitions of Shares)

Name of acquirer	HOWARD CROSBY
Beneficial owner, if different from above	AS ABOVE
Names of any other persons acting by agreement or understanding (see SAR 5)	NONE
Company dealt in	NETCENTRIC SYSTEMS PLC
Class of voting shares (eg ordinary shares)	ORDINARY
Date of acquisition	10TH MARCH 2006
Number of shares acquired	41,780,632
Number of rights over shares acquired #	NONE
Nature of rights over shares	N/A
Total holding of voting shares (and percentage of total voting shares in issue)	41,780,632 - 29.899%
Total holding of rights over shares (and percentage of total voting shares in issue)	N/A
Combined total holding (and percentage) of voting shares and rights over shares	41,780,632 - 29.899%
Date of disclosure	13TH MARCH 2006
Contact name	STEPHEN KOMLOSY
Telephone number	07802 451212

\# See the definition of 'rights over shares' in the Definitions Section of the SARs.

For details of the SARs disclosure requirements, see SARs 3 and 5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

This information is provided by RNS
The company news service from the London Stock Exchange

Netcentric Systems - Directorate Change

Netcentric Systems PLC
22 March 2006

Netcentric Systems PLC ('Netcentric')
22 March 2006

Netcentric is pleased to announce the appointment of Howard Crosby to the Board. Howard Crosby purchased 29.9% of the Company from PSG Solutions Plc (formerly London and Boston Investments Plc) on 13th March 2006.

The two non-executive directors, Emanuel Mond and Paul Hughes, have stepped down from the Board.

Stephen Komlosy , Chairman, commented;

'I would like to thank Emanuel Mond and Paul Hughes for their wise counsel and help during the whole period that they have been Directors of the Company.'

A further disclosure required for Howard Crosby in respect of Schedule 2 paragraph (g) of the AIM Rules will be made in due course.

Contact details

Stephen Komlosy Tel: 0208 997 0001 Fax: 0208 997 1025
Email: Stephen@komlosy.com

Netcentric Systems - Notifiable Interest

Netcentric Systems PLC
30 March 2006

Netcentric Systems plc (the 'Company')

30 March 2006

Notifiable Interest

Netcentric Systems plc have been informed on 29 March 06 that PSG Solutions plc (formerly London & Boston Investments plc) ('PSG') have sold 3,000,000 ordinary shares in the Company representing 2.15 per cent. of the Company's current issued share capital. Following this sale, PSG retains a holding of 23,605,406 ordinary shares in the Company, representing 16.89 per cent. of the Company's issued share capital of 139,734,602 ordinary shares of 0.5p each.

For further information please contact:

Netcentric
G.M. Thompson, Director 07967 110 945

investegate

Netcentric Systems - Director Declaration

Netcentric Systems PLC
05 April 2006

Netcentric Systems plc (the 'Company')

5 April 2006

Further to the announcement made on 22 March 2006, below are the current & previous directorships and partnerships for Howard Mattes Crosby, aged 55:

Name	Current directorships and partnerships	Previous directorships and partnerships
Howard Crosby	Platinum Diversified Mining Inc. High Plains Uranium Inc. White Mountain Titanium Corporation Golden Eagle Mining Company Nevada Comstock Mining Company	Western Goldfields Corporation

In addition, Howard Crosby filed for personal recognisation under Chapter 13 of the U.S. Federal Bankruptcy Laws on June 9, 1992. Discharged on June 28, 1995.

No further disclosures are required for Howard Crosby in accordance with schedule 2, paragraph (g) of the AIM Rules.

investegate

Netcentric Systems - Notifiable Interest

Netcentric Systems PLC
11 April 2006

Netcentric Systems plc (the 'Company')

11 April 2006

Notifiable Interest

Netcentric Systems plc have been informed today that PSG Solutions plc (formerly London & Boston Investments plc) ('PSG') have sold 1,750,000 ordinary shares in the Company, representing 1.25 per cent. of the Company's current issued share capital. Following this sale, PSG retains a holding of 21,855,406 ordinary shares in the Company, representing 15.64 per cent. of the Company's issued share capital of 139,734,602 ordinary shares of 0.5p each.

For further information please contact:

Netcentric
G.M. Thompson, Director 07967 110 945

Teather & Greenwood
Robert Naylor 020 7426 9000

This information is provided by RNS
The company news service from the London Stock Exchange

Netcentric Systems - Holding(s) in Company

Netcentric Systems PLC
27 April 2006

Netcentric Systems plc (the 'Company')

27 April 2006

Notifiable Interest

Netcentric Systems plc were informed on 26 April 2006 that PSG Solutions plc (formerly London & Boston Investments plc) ('PSG') have sold 6,000,000 ordinary shares in the Company, representing 4.29 per cent. of the Company's current issued share capital. Following this sale, PSG retains a holding of 15,855,406 ordinary shares in the Company, representing 11.34 per cent. of the Company's issued share capital of 139,734,602 ordinary shares of 0.5p each.

For further information please contact:

Netcentric
G.M. Thompson, Director 07967 110 945

Teather & Greenwood
Robert Naylor 020 7426 9000


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Netcentric Systems (TOM)

Thursday 31 March, 2005

5:51P - Final Results

Netcentric Systems PLC
31 March 2005

NETCENTRIC SYSTEMS PLC

31 March 2005

CHAIRMAN'S STATEMENT

RESULTS FOR THE YEAR ENDED 30 SEPTEMBER 2004

The Company recorded a loss after tax of £178,000. (£289,000 loss 2003).

Such losses are essentially Central Costs of £146,000. The equivalent costs in 2003 were £154,000.

Additionally the directors have decided for prudency to provide in full against the carrying value of unrealised investments in the sum of £32,000.

We have looked at a number of 'reverse' acquisitions and investments for the Company during the year, all of which have not been pursued for sound commercial reasons and we will continue to look for such a suitable proposition.

PROFIT AND LOSS ACCOUNT

FOR THE YEAR ENDED 30 SEPTEMBER 2004

	2004 £'000	2003 £'000
TURNOVER		
Continuing operations	-	11
Discontinued operations	5	-
TOTAL TURNOVER	5	11
Cost of sales	-	-
GROSS PROFIT	5	11
Net operating expenses		
Continuing operations	(150)	(214)
Discontinued operations	(7)	-
OPERATING LOSS		
Continuing operations	(150)	(203)
Discontinued operations	(2)	-
TOTAL OPERATING LOSS	(152)	(203)
Interest income	4	33
Loss on disposal of investments	-	(119)
Provision for investment write-downs	(30)	-
LOSS ON ORDINARY ACTIVITIES BEFORE TAXATION	(178)	(289)
Taxation	-	-
LOSS FOR THE YEAR	(178)	(289)

LOSS PER SHARE - BASIC	0.13p	0.21p
- DILUTED	0.13p	0.21p

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
FOR THE YEAR ENDED 30 SEPTEMBER 2004

	2004 £'000	2003 £'000
Loss for the financial year	(178)	(289)
Revaluation of investment	(12)	12
Total gains and losses recognised in the financial statements since the last annual report	(190)	(277)

BALANCE SHEET - AT 30 SEPTEMBER 2004

	2004 £'000	2003 £'000
FIXED ASSETS		
Investments	-	42
	-	42
CURRENT ASSETS		
Debtors	38	26
Cash at bank	162	310
		336
CREDITORS: amounts falling due within one year	(49)	(37)
NET CURRENT ASSETS	151	299
NET ASSETS	151	341

Represented by:

	2004	2003
CAPITAL AND RESERVES		
Called up share capital	699	699
Reserves	(548)	(358)
SHAREHOLDERS' FUNDS	151	341

CASH FLOW STATEMENT

FOR THE YEAR ENDED 30 SEPTEMBER 2004

	2004 £'000	2003 £'000
OPERATING ACTIVITIES		
Net cash (outflow)/inflow from operating activities	(152)	214
NET CASH (OUTFLOW)/INFLOW FROM OPERATING ACTIVITIES	(152)	214
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE		
Interest received	4	18
	4	18
CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT		
Sale of investments	-	42
	-	42
(DECREASE)/INCREASE IN CASH IN THE YEAR	(148)	274

2. SEGMENTAL ANALYSIS BY CLASS OF BUSINESS

	Turnover		Loss before taxation		Operating net assets	
	2004 £'000	2003 £'000	2004 £'000	2003 £'000	2004 £'000	2003 £'000
Investing activities	-	-	(30)	(132)	-	42

Rental activities	5	11	(2)	(3)	-	-
Central costs	-	-	(146)	(154)	(11)	(11)
	5	11	(178)	(289)	(11)	31
Cash at bank					162	310
Net assets					151	341

3. SEGMENTAL ANALYSIS BY GEOGRAPHICAL AREA

The whole of the Company's turnover and loss before taxation arise within the United Kingdom. Similarly, all net assets are in the United Kingdom with the exception of the investment held at 30 September 2004 in Harrell Hospitality Group Inc., a company based in the United States of America, of £Nil (2003: £42,000).

4. LEASING INCOME

The aggregate rentals receivable in the year in respect of operating leases is £5,000 (2003: £11,000).

5. RELATED PARTY TRANSACTIONS

S A Komlosy and J J May, directors of the Company, were also directors of London and Boston Investments plc during the year ended 30 September 2004. London & Boston Investments plc held 68,386,092 shares in Netcentric Systems plc (48.94%) at 30 September 2004 and 30 September 2003.

During the year the Company incurred management fees relating to services provided by London & Boston Investments plc of £25,000 (2003: £39,333). During the year the company also recharged expenses to London & Boston Investments plc, which totalled £20,428 (2003: £507). The balance due to London & Boston Investments plc at 30 September 2004 was £nil (2003: £nil).

Further to the above transactions the Company also made a loan to London & Boston Investments plc. Interest is charged at 6% per annum. At 30 September 2004 the balance of this loan was £28,040 (2003: £nil).

6. LOSS PER ORDINARY SHARE

The calculation of loss per ordinary share is based upon a loss after taxation of £178,000 (2003: £289,000) and on 139,734,602 ordinary shares being the weighted number of ordinary shares in issue during the year (2003: 139,734,602).

Share options and warrants do not have a dilutive effect.

7. REPORT AND ACCOUNTS

The financial information set out above does not constitute statutory accounts within the meeting of Section 6 and Schedule 1 of the Isle of Man Companies Act 1982. Statutory financial statements for the financial year ended 30 September 2004 will be delivered to the Register of Companies.

The report and accounts will be posted to the shareholders shortly and will be available from 133 Ebury Street, London, SW1W 9QU

This information is provided by RNS
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THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the contents of this document or as to what action you should take, you should consult a person authorised for the purposes of the Financial Services and Markets Act 2000 who specialises in advising on the acquisition of shares and other securities.

If you have sold or transferred all of your Ordinary Shares, please send this document and the accompanying form of proxy to the purchaser or transferee or to the stockbroker or other agent through whom the sale or transfer was effected for onward transmission to the purchaser or transferee.

THE WHOLE OF THE TEXT OF THIS DOCUMENT SHOULD BE READ AND IN PARTICULAR YOUR ATTENTION IS DRAWN TO THE SECTION ENTITLED "RISK FACTORS" SET OUT IN PART 2 OF THIS DOCUMENT.

Netcentric Systems Plc, the Directors and Proposed Director, whose names appear on page 8 of this document, accept responsibility, individually and collectively, for the information contained in this document and compliance with the AIM Rules. To the best of the knowledge and belief of the Company, the Directors and Proposed Director (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

No person has been authorised to give any information or make any representations other than those contained in this document and, if given or made, such information or representations must not be relied upon as having been so authorised. Neither the delivery of this document nor any subscription made pursuant to it will, under any circumstances, create any implication that there has been any change in the affairs of the Company since the date of this document or that the information in it is correct at any time subsequent to its date.

This document does not comprise a prospectus and has not been filed with the Financial Services Authority, but comprises an AIM admission document and has been prepared in accordance with the AIM Rules. Application will be made in accordance with the AIM Rules for the Ordinary Shares of the Company already in issue to be re-admitted to trading on AIM and for the new Ordinary Shares of the Company to be admitted to trading on AIM. It is expected that such application to AIM will become effective and that dealings will commence on 16 January 2007.

AIM is a market designed primarily for emerging or smaller companies to which a higher investment risk tends to be attached than to larger or more established companies. AIM securities are not admitted to the Official List. A prospective investor should be aware of the risks of investing in such companies and should make the decision to invest only after careful consideration and, if appropriate, consultation with an independent financial adviser. The AIM Rules are less demanding than those of the Official List. It is emphasised that no application is being made for admission of the Ordinary Shares to trading on the Official List. The London Stock Exchange has not itself examined or approved the contents of this document. The Ordinary Shares are not dealt in on any recognised investment exchange and, apart from the application for Admission, no other such applications have been or are intended to be made.

NETCENTRIC SYSTEMS PLC

(incorporated in the Isle of Man under the Companies Act 1931-2004 as amended with registered number 36210C)

Proposed acquisition of The Oil Mining Company Inc.

Proposed placing of 51,238,000 new Ordinary Shares of 0.5p each at a price of 2.5p per share

Proposed waiver of Rule 9 of the City Code on Takeovers and Mergers

Proposed change of name to "TomCo Energy Plc"

Proposed changes to Memorandum and Articles of Association

Application for admission to trading on AIM

Notice of Extraordinary General Meeting

Nominated Adviser and Broker

STRAND PARTNERS LIMITED

The Ordinary Shares being issued pursuant to the Acquisition and Placing will rank equally in all respects with the Existing Ordinary Shares and will rank in full for all dividends or other distributions declared, made or paid on the ordinary share capital of the Company after the date of issue.

Strand Partners Limited, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting as nominated adviser and broker to the Company in connection with the Placing and proposed admission of the Enlarged Share Capital to trading on AIM. Its responsibilities as the Company's nominated adviser under the AIM Rules are owed solely to the London Stock Exchange and are not owed to the Company or to any Director or to any other person in respect of his decision to acquire shares in the Company in reliance on any part of this document. Strand Partners Limited is not acting for anyone else and will not be responsible to anyone other than the Company for providing the protections afforded to their clients or for providing advice in relation to the contents of this document or the Placing or the Admission of the Enlarged Share Capital to trading on AIM. No representation or warranty, express or implied, is made by Strand Partners Limited as to the contents of this document, without limiting the statutory rights of any person to whom this document is issued. Strand Partners Limited will not be offering advice, nor will it otherwise be responsible for providing customer protections to recipients of this document or for advising them on the contents of this document or any other matter. The information contained in this document is not intended to inform or be relied upon by any subsequent purchasers of Ordinary Shares (whether on or off exchange) and accordingly no duty of care is accepted in relation to them.

This document is issued in connection with a private placement within the meaning of the Isle of Man Companies (Private Placement) (Prospectus Exemptions) Regulations 2000 and, accordingly, is exempt from the provisions of the Isle of Man relating to the content of prospectuses and other technical rules relating to prospectuses.

This document does not constitute a prospectus within the meaning of the Prospectus (Directive 2003/71/EC) Regulations 2005 of Ireland and therefore has not been approved by the Irish Financial Services Regulatory Authorities being the competent authority for the purposes of Directive 2003/71/EC in Ireland. This document is not an offering document for the purposes of section 49 of the Investment Funds, Companies and Miscellaneous Provisions Act 2005 of Ireland.

This document should not be copied or distributed by any means, including electronic transmission, to persons with addresses in the United States of America (including the States and the District of Columbia), its territories, possessions and other areas subject to United States jurisdiction, to or for the account or benefit of a US person, unless the Company and the recipient are relying on an exemption under the Securities Act of 1933, as amended. This document should not be copied or distributed by recipients and, in particular, should not be distributed by any means including electronic transmission, to persons with addresses in Canada, Australia, Republic of South Africa or Japan their possessions or territories or to any of their citizens, or to any corporation, partnership or such entity created or organised under their laws. Any such distribution contrary to the above could result in a violation of the laws of such countries.

Notice of an extraordinary general meeting of Netcentric Systems Plc to be held at Strand Partners Limited, 26 Mount Row, London, W1K 3SQ at 10 a.m. GMT on 15 January 2007 is set out on page 96 of this document. Whether or not you intend to attend the meeting, it is important that you complete and return the form of proxy accompanying this document as soon as possible and in any event so as to be received by Computershare Investor Services, PO Box 1075, The Pavilions, Bridgwater Road, Bristol BS99 3FA not later than 10 a.m. GMT on 12 January 2007.

CONTENTS

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

Publication of this document	22 December 2006
Payment to be received from the investors (other than through CREST) pursuant to the Placing in cleared funds	12 p.m. GMT on 10 January 2007
Latest time and date for receipt of forms of proxy	10.00 a.m. GMT on 12 January 2007
Extraordinary General Meeting	10 a.m. GMT on 15 January 2007
Admission effective and dealings expected to commence in the Enlarged Share Capital on AIM	16 January 2007
Completion of the Acquisition	16 January 2007
CREST accounts expected to be credited	16 January 2007
Definitive share certificates for the Acquisition Shares and Placing Shares expected to be despatched (where applicable) by	30 January 2007

ACQUISITION AND PLACING STATISTICS

Number of Existing Ordinary Shares	166,334,602
Number of Acquisition Shares	200,000,000
Number of Placing Shares	51,238,000
Number of Ordinary Shares in issue on Admission	420,572,602
Closing mid market price per Ordinary Share on 29 June 2006 (being the dealing day before suspension of the Ordinary Shares from trading on AIM)	1.025p
Placing Price	2.5p
Market capitalisation of the Company at the Placing Price on Admission	£10,514,315
Value of the Acquisition Shares at the Placing Price	£5,000,000
Percentage of the Enlarged Share Capital represented by the Acquisition Shares	47.55 per cent.
Percentage of the Enlarged Share Capital represented by the Placing Shares	12.18 per cent.
Gross proceeds of the Placing	£1,280,950
Estimated proceeds of the Placing net of expenses	£685,638

DEFINITIONS

The following definitions apply throughout this document, unless the context requires otherwise:

"Acquisition"	the proposed acquisition by the Company of the entire issued share capital of The Oil Mining Company Inc. pursuant to the Acquisition Agreement.
"Acquisition Agreement"	the conditional agreement dated 22 December 2006 between the Company and the Vendors relating to the Acquisition, details of which are set out in paragraph 8 of Part 1 of this document.
"Acquisition Shares"	the 200,000,000 new Ordinary Shares in the Company to be allotted and issued pursuant to the Acquisition Agreement.
"Admission"	the effective admission of the Enlarged Share Capital of the Company to trading on AIM in accordance with the AIM Rules.
"AIM"	the AIM market operated by the London Stock Exchange.
"AIM Rules"	the rules applicable to companies whose shares are traded on AIM published by the London Stock Exchange from time to time.
"BLM"	the Bureau of Land Management, an agency within the Department of the Interior of the US Federal government.
"Board"	the board of directors of the Company from time to time.
"CA 1931-2004" or "Act"	the Isle of Man Companies Act 1931-2004, as amended.
"Cadence Resources"	Cadence Resources, Inc. (now Aurora Oil and Gas Corporation Inc.).
"City Code"	the City Code on Takeovers and Mergers.
"Combined Code"	the Combined Code on corporate governance issued by the Financial Reporting Council.
"Company" or "Netcentric"	Netcentric Systems Plc, incorporated and registered in the Isle of Man with number 36210C.
"Completion"	completion of the Proposals.
"Concert Party"	the Vendors (including Stephen Komlosy, John May, Gerard Thompson and John Ryan), Howard Crosby, Bobby Cooper, Thomas Loucks and Kevin Stulp.
"CPR"	Competent Person's Report.
"CREST"	the system for paperless settlement of trades and the holding of uncertificated securities administered by CRESTCo Limited.
"CVA"	the Company Voluntary Arrangement completed by the operating subsidiary of the Company in July 2002.
"Directors"	the existing directors of the Company as at the date of this document whose names are listed on page 8 of this document.
"Energy Act"	the US Energy Policy Act of 2005.
"Enlarged Group"	the Company as enlarged by the Acquisition.

"Enlarged Share Capital"	the issued ordinary share capital of the Company immediately following Completion comprising the Existing Ordinary Shares, the Acquisition Shares, the Placing Shares and the Strand Shares.
"Existing Ordinary Shares"	the 166,334,602 Ordinary Shares in issue at the date of this document.
"Existing Warrant"	the warrant to subscribe for Ordinary Shares created under the warrant instrument issued by the Company on 22 July 2002, further details of which are set out in paragraph 7 of Part 7 of this document.
"Extraordinary General Meeting" or "EGM"	the extraordinary general meeting of the Company, notice of which is set out at the end of this document.
"FSA"	the Financial Services Authority of the United Kingdom.
"Group"	the Company and any subsidiary of the Company.
"Independent Director"	Paul Hughes.
"Independent Shareholders"	Shareholders other than members of the Concert Party.
"Indicated Mineral Resource"	part of a mineral resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable amount of confidence.
"Inferred Mineral Resource"	part of a mineral resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a limited amount of confidence.
"JORC Code"	the code of the Joint Ore Reserves Committee, an Australasian Code for the reporting of identified mineral resources and ore reserves.
"kerogen"	the fossilised organic matter found in shale and other sedimentary rock formed during the deposition of sediments. Upon heating, it breaks down into recoverable gaseous and liquid substances, including oil.
"London Stock Exchange"	London Stock Exchange Plc.
"New Warrants"	warrants to subscribe for 36,933,460 Ordinary Shares at the Placing Price exercisable from two years following Admission for a period of two years, held by certain Directors and the Proposed Director, further details of which are set out in paragraph 7.1 of Part 7 of this document.
"NPOSR"	the Naval Petroleum and Oil Shale Reserves office of the US Department of Energy.
"Official List"	the official list of the United Kingdom Listing Authority.
"oil shale"	a fine grained sedimentary rock that contains kerogen.
"Ordinary Shares"	ordinary shares of 0.5p each in the capital of the Company.
"Panel"	the Panel on Takeovers and Mergers.
"Placees"	subscribers for Placing Shares.
"Placing"	the proposed conditional placing of the Placing Shares by Strand Partners at the Placing Price pursuant to the Placing Agreement.

"Placing Agreement"	the conditional agreement dated 22 December 2006 between the Company (1), the Directors (2), the Proposed Director (3) and Strand Partners (4), further details of which are set out in paragraph 14 of Part 7 of this document.
"Placing Price"	2.5p per Placing Share.
"Placing Shares"	the 51,238,000 new Ordinary Shares which are proposed to be issued pursuant to the Placing.
"Proposals"	together the Rule 9 Waiver, the Acquisition, the changes to the Memorandum and Articles of Association, the Placing, the change of name and Admission, each as described in the letter from the Independent Director in Part 1 of this document.
"Proposed Director"	John Ryan.
"RD&D"	research, development and demonstration.
"Resolutions"	the resolutions to be proposed at the EGM as set out in the notice of EGM at the end of this document and reference to a "Resolution" is to the relevant resolution set out in the notice of EGM.
"Rule 9"	Rule 9 of the City Code.
"Rule 9 Waiver"	the waiver of Rule 9 which has been granted by the Panel, conditional upon the approval by Independent Shareholders on a poll of the Waiver Resolution at the EGM.
"Seed Placing"	the placing of 26,600,000 new Ordinary Shares at 2 US cents per Ordinary Share between April 2006 and August 2006 to raise working capital and funds to cover the initial costs of the Acquisition.
"Share Dealing Code"	the code on dealings in the Company's securities adopted by the Company, that complies with the AIM Rules.
"Shareholders"	shareholders in the Company.
"Shell"	Royal Dutch Shell Plc or the US operating company affiliate, Shell Oil Company.
"SRK Consulting"	SRK Consulting (UK) Limited, the independent geologists who wrote the report on the TomCo Leases, as set out in Part 6 of this document.
"Strand Partners"	Strand Partners Limited, the Company's nominated adviser and broker.
"Strand Partners Securities"	Strand Partners Securities Limited (a wholly owned subsidiary of Strand Partners), a company incorporated in England and Wales with registered number 3673995, whose registered office is at 26 Mount Row, London W1K 3SQ.
"Strand Shares"	3,000,000 new Ordinary Shares to be issued to Strand Partners on Admission as part of its fees for acting as nominated adviser to the Company, as is further described in paragraph 14 of Part 7 of this document.
"Strand Warrant"	the warrant held by Strand Partners Securities to subscribe at the Placing Price for two per cent. of the Ordinary Share capital at the date of exercise which is exercisable for a period of five years, as further described in paragraph 7 of Part 7 of this document.

"subsidiary" and "subsidiary undertaking"	have the meanings given to them by the UK Companies Act 1985.
"TomCo"	The Oil Mining Company Inc., a company incorporated in Utah, USA with entity number 6064669-0142 whose principal place of business is at 301 Central Ave., No. 384, Hilton Head Island, South Carolina, 29926, USA.
"TomCo Leases"	leases ML49570 and ML49571, in the Uinta Basin of Utah, USA, currently leased by TomCo from the State of Utah acting by and through the School and Institutional Trust Lands Administration.
"UK" or "United Kingdom"	the United Kingdom of Great Britain and Northern Ireland.
"uncertificated" or "in uncertificated form"	recorded on the relevant register of the share or security concerned as being held in uncertificated form in CREST and title to which may be transferred by means of CREST.
"United Kingdom Listing Authority"	the Financial Services Authority, acting in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000, as amended.
"US", "USA" or "United States"	the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia and all other areas subject to its jurisdiction.
"US$"	US Dollars, the legal currency of the US. Throughout this document, except where otherwise stated, an exchange rate of £1 = US$ 1.84 has been used.
"US Department of Energy"	the US governmental department concerned with national, economic and energy security of the nation whose intention is to promote scientific and technological innovation in support of that mission.
"US person"	a citizen or permanent resident of the United States, as defined in Regulation S promulgated under the US Securities Act 1933.
"Vendor Directors"	Stephen Komlosy, John May and Gerard Thompson.
"Vendors"	the shareholders in TomCo at the date of this document, details of whom are set out in paragraph 8 of Part 1 of this document.
"Waiver Resolution"	resolution 1 in the notice of the EGM at the end of this document.
"Warrants"	the Existing Warrant, the New Warrants and the Strand Warrant.

DIRECTORS, PROPOSED DIRECTOR, SECRETARY AND ADVISERS

Directors	Stephen Anton Komlosy *(Executive Chairman)* Gerard Maurice Thompson *(Executive Director)* John Joseph May *(Executive Director)* Howard Mattes Crosby *(Executive Director)* Paul Martyn Hughes *(Non-Executive Director)*
Proposed Director	John Patrick Ryan *(Proposed Executive Director)*
Company secretary	John Joseph May
Registered office	2nd Floor, Sixty Circular Road Douglas Isle of Man IM1 1SA
Nominated Adviser and Broker to the Company	Strand Partners Limited 26 Mount Row London W1K 3SQ
Competent person	SRK Consulting (UK) Limited Windsor Court 1-3 Windsor Place Cardiff CF10 3BX
Solicitors to the Company in the UK	Wallace LLP One Portland Place London W1B 1PN
Attorneys to the Company in the USA	Jones Waldo Holbrook & McDonough 170 S. Main Street, Suite 1500 Salt Lake City, UT 84101 United States
Solicitors to the Company in the Isle of Man	Dickinson Cruickshank 33 Athol Street Douglas Isle of Man IM1 1LB
Solicitors to the Nominated Adviser and Broker	Fladgate Fielder 25 North Row London W1K 6DJ
Auditors and Reporting Accountants	Milsted Langdon Winchester House Dean Gate Avenue Taunton TA1 2UH
Registrars	Computershare Investor Services PLC The Pavilions Bridgwater Road Bristol BS13 8AE
Public Relations Advisers	Bankside Consultants 1 Frederick's Place London EC2R 8AE

PART 1

LETTER FROM THE INDEPENDENT DIRECTOR

NETCENTRIC SYSTEMS PLC

(incorporated in the Isle of Man with registered number 36210C)

22 December 2006

To the holders of Existing Ordinary Shares and, for information purposes only, to the holder of the Existing Warrant.

Dear Sir/Madam,

Proposed acquisition of The Oil Mining Company Inc.

Proposed placing of 51,238,000 new Ordinary Shares of 0.5p each at a price of 2.5p per share

Proposed waiver of Rule 9 of the City Code on Takeovers and Mergers

Proposed change of name to "TomCo Energy Plc"

Proposed changes to Memorandum and Articles of Association

Application for admission to trading on AIM

Notice of Extraordinary General Meeting

1. Introduction

Your Board today announced that the Company has conditionally agreed to acquire the entire issued share capital of The Oil Mining Company Inc. through the issue of 200,000,000 new Ordinary Shares, valuing TomCo at £5 million at the Placing Price and approximately £2.05 million based on the closing middle market price of 1.025 pence per Ordinary Share on 29 June 2006, being the day immediately prior to the suspension of the Company's shares from trading on AIM under Rule 15 of the AIM Rules.

TomCo is a company incorporated in Utah, United States, which holds two State of Utah oil shale leases comprising approximately 2,918 acres and estimated to contain some 230 million barrels of oil in the Green River shale formation, which in turn is the largest known oil shale deposit in the world.

On Completion, one of the Vendors, John Ryan, will be appointed as commercial director of the Company. John Ryan and Howard Crosby, an existing Director, have co-invested and been co-directors of a number of resource companies, primarily in the United States. Companies in which Mr. Ryan and Mr. Crosby have been investors and directors include: Cadence Resources, which rose in value from under US$1 million in 2001, when the company adopted its oil and gas investment strategy, to over US$450 million in June 2006, when Mr. Crosby stepped down as a director (Mr. Ryan having stepped down in October 2005); and Platinum Diversified Mining Inc., which raised US$77.9 million net of expenses and was admitted to trading on AIM on 14 March 2006.

The Company's strategy following Completion will be twofold. Firstly, to hold the TomCo Leases as a long-term asset to be exploited when the commercial conditions are suitable. Secondly, to acquire and develop conventional energy resource assets in the US, led by Howard Crosby and John Ryan. The Company will concentrate principally on acquiring participations in shallow producing oil wells and intends to establish a portfolio of principally oil producing properties which will provide cash flow for the Enlarged Group.

In order to provide funding for the ongoing working capital requirements of the Enlarged Group, the Company proposes to raise approximately £1.28 million before expenses (approximately £685,000 net of expenses) through the Placing of 51,238,000 new Ordinary Shares with institutional and other investors at the Placing Price. Strand Partners has conditionally agreed to use all reasonable endeavours to procure Placees for all of the Placing Shares.

In view of the size and nature of the Acquisition, it is a reverse takeover of the Company under the AIM Rules. Accordingly, the Acquisition is conditional, *inter alia*, on the approval of Independent Shareholders, such approval to be sought at the EGM, notice of which is set out at the end of this document.

In the context of the Acquisition, the Panel, which has been consulted by Strand Partners on behalf of the Company, considers that the Vendors, Howard Crosby, Bobby Cooper, Thomas Loucks and Kevin Stulp are persons acting in concert for the purposes of the City Code in relation to the Company. Following Completion, members of the Concert Party will together be the beneficial owners of, in aggregate, 248,124,681 Ordinary Shares representing approximately 59.00 per cent. of the Enlarged Share Capital. Independent Shareholders will therefore be asked to vote on the Waiver Resolution to approve a waiver by the Panel of any obligation on the part of the Concert Party, or any member thereof, to make a general offer to Shareholders under Rule 9 of the City Code arising from the issue to the Vendors of the Acquisition Shares pursuant to the Acquisition Agreement.

I am the sole independent director for the purposes of considering the Rule 9 Waiver as all the Directors other than Howard Crosby and me, own shares in TomCo, the Acquisition is a related party transaction under the AIM Rules. Since Howard Crosby has business dealings with the Vendors (in particular with John Ryan) and, as such is considered to be conflicted.

If the relevant Resolutions are duly passed at the EGM, the Company's existing trading facility on AIM will be cancelled and the Company will apply for the Enlarged Share Capital to be re-admitted to trading on AIM.

Shareholders should note that the Acquisition and Placing are conditional upon the Rule 9 Waiver and the Placing is also conditional on the Acquisition. If the relevant Resolutions are passed, it is expected that Admission will take place and that dealings in the shares comprising the Enlarged Share Capital will commence on 16 January 2007.

The purpose of this document is to provide you with information on and explain the background to the Proposals and to explain why I consider the Proposals to be in the best interests of the Company and its Shareholders as a whole, and to seek Shareholders' approval for the Proposals. This document also contains my recommendation, as Independent Director, that you vote in favour of the Resolutions. You should read this entire document and your attention is drawn to Part 1 and Parts 2 to 7 of this document, which contain important information in relation to the Proposals.

2. The Company and its investment strategy

The Company was first admitted to AIM in 1995 as Manx & Overseas Plc. In July 2000 the Company was renamed Netcentric Systems Plc following the reverse takeover of Netcentric Systems Limited, a private company involved in the development of software products for content management on the World Wide Web.

Following a fifteen month period during which the Company was unable to further finance the content management system developed by its principal operating subsidiary, Stephen Komlosy and John May were appointed to the Board and, along with Gerard Thompson, put into effect a rescue of the Company, which process resulted in the operating subsidiary being put into the CVA in November 2001 with creditors being paid in full. On 22 July 2002 the Company consolidated and recapitalised its share capital. At the same time the Company effectively became a cash shell, albeit until June 2006 the directors continued to clean up dormant and unused subsidiary companies in the UK, the Isle of Man and the USA, all of which were eventually struck off in their respective jurisdictions. The Company does not currently conduct any trading activities and its principal activity is to operate as an AIM quoted investment company actively seeking and evaluating potential acquisition targets to increase Shareholder value.

In March 2006 Howard Crosby was appointed to the Board following his acquisition of 29.9 per cent. of the Company's issued share capital at that time from PSG Solutions Plc (formerly London and Boston Investments PLC). Mr. Crosby's appointment led to the Company's investment focus being concentrated on the American resources sector, given his successful involvement in the oil and gas and mining industries in the US.

Between April 2006 and August 2006 the Company undertook the Seed Placing in order to raise working capital and to fund initial costs in respect of a potential reverse acquitision. The Seed Placing raised US$532,000 (approximately £294,000) at a price of 2 US cents per Ordinary Share.

If the Acquisition does not proceed, the Directors intend to continue to pursue their existing resources strategy. Shareholders should be aware, however, that, as the Company will not have completed an acquisition that constitutes a reverse takeover of the Company under the AIM Rules, the Company's trading facility on AIM will be cancelled pursuant to Rule 41 of the AIM Rules. The Directors consider it important to complete the Acquisition in order to avoid this cancellation.

3. The Company's investment strategy following Completion

The Company's strategy relating to the TomCo Leases is set out in paragraph 5.6 below. On completion of the Acquisition the Board intends to apply the net proceeds of the Placing to acquire and, where appropriate, develop conventional oil assets in the US, concentrating principally on shallow oil wells, primarily by leveraging the expertise and extensive industry contacts of Howard Crosby and John Ryan. The Board intends to focus initially on oil assets, rather than gas, for cashflow purposes. The criteria that the Board intends to apply to any potential investment is broadly described as follows:

- The Group will participate principally as a non-operating, minority investor in prospects operated by industry partners known to the Board;
- The Group will focus initially on shallow oil prospects, being prospects above 5,000 feet, in the continental USA, with primary focus on established oil producing provinces in Texas, Oklahoma, Louisiana, New Mexico and Wyoming;
- Where the Group invests in non-producing wells, the Board intends to invest in areas with proven wells nearby, adjacent to existing productive wells, or with other geologic or seismic indications that the risks of the prospect are relatively low;
- The Group's target investment price for producing oil assets is approximately US$12 to US$15 per barrel, and funding costs for non-producing assets are intended to be approximately US$5 to US$7 per barrel;
- The Group will invest primarily where the operator of the well, the subject of the investment, has invested in the project; and
- Individual investments in proven undeveloped wells are unlikely to exceed $100,000, thus diluting the Group's risk profile.

By way of this investment strategy the Board intends, over time, to establish a portfolio of principally producing oil properties. These properties may be either fully engineered, proven and developed producing wells or proven undeveloped locations, although initially the Board expect to focus on producing and fully engineered wells. Accordingly, the Directors and the Proposed Director are confident that commercial debt facilities will be available to the Group for the purpose of financing suitable acquisitions.

In addition to this strategy, the Directors may, where appropriate, make investments in, or acquisitions of, businesses involved in oil production in the United States.

4. Background to and reasons for the Acquisition and the Placing

Netcentric has not traded since September 2001 when its operating subsidiary ceased operations in the software business, since which time the Board has sought a suitable business to reverse into the Company. During this period several proposals were given serious consideration but were not progressed.

The Board has decided to pursue the Acquisition as a long-term, cornerstone investment from which to change the Company's focus to an energy resource business in the USA. In particular, the Directors believe that the Acquisition and the Placing will:

- Provide the Group with the potential opportunity to realise significant long-term value from the TomCo Leases. Further information on the TomCo Leases and on oil shale generally is set out in paragraph 5 of this Part 1 and the Competent Person's Report in Part 6 of this document;

- Provide the Company with the significant expertise, experience and contacts of John Ryan, formerly a director of Cadence Resources with Howard Crosby; and
- Raise the profile of the Group and provide a means by which the Group can fund its development into a US-focussed energy resources business.

5. Information on TomCo and the TomCo Leases

5.1 *History and background*

TomCo is a company registered in the State of Utah in the United States and which was incorporated on 5 December 2005. TomCo's sole activity is to hold the TomCo Leases and it has not traded since its incorporation other than to acquire the TomCo Leases. Further information on TomCo and the Vendors is set out in paragraph 8 of this Part 1 and paragraph 5 of Part 7 of this document.

5.2 *Information on the TomCo Leases*

The TomCo Leases comprise a collection of oil shale claims which overlie portions of the Green River formation. The Green River formation, located in north-western Colorado, eastern Utah and south-eastern Wyoming, is a geological region which contains the largest known oil shale deposit in the world.

The key information regarding the claim areas is summarised in the table below:

Asset	*Per cent. interest*	*Status*	*Expiry Date*	*Licence Area (Acres)*
ML 49570	100	Prospect	31/12/2024	1,638.84
ML 49571	100	Prospect	31/12/2024	1,280.00
Total				2,918.84

The TomCo Leases give the right to prospect, mine, drill and remove oil shale from the land subject to the TomCo Leases. The TomCo Leases are for a term of 20 years until 31st December 2024 and continue after this initial term provided that the land is being mined or drilled or TomCo is paying a production royalty or TomCo is diligently engaged in operations, exploration, research or development activity and TomCo is paying a Minimum Royalty (as described below).

Rent of US$1 is payable per acre each year and such rent shall be increased to US$4 per acre per year for the 21st to 25th year of the TomCo Leases, US$5 per acre per year for the 26th to 30th years of the TomCo Leases and US$10 per acre per year thereafter. In order for the TomCo Leases to continue beyond the initial 20 year period, TomCo must pay a minimum royalty of US$10 per acre per year ("Minimum Royalty") from the 21st to 25th year, US$15 per acre per year from the 26th to 30th year and thereafter US$20 per acre per year. This Minimum Royalty is in addition to other rental payments due under the TomCo Leases. The Minimum Royalty will be adjusted annually in line with any increase of the US Consumer Price Index.

TomCo is also required to conduct all operations in a lawful manner and to post a bond or give other security to the State of Utah to assure appropriate reclamation and restitution for any damage to the surface of the land.

If the rent is not paid within 30 days of falling due, the TomCo Leases may be forfeited.

In addition to the payment of rent, TomCo must pay a production royalty of 5 per cent. of the market value of the first marketable products produced and sold. The production royalty may be increased at the discretion of the State of Utah after the first 5 years of production by up to 1 per cent. per annum subject to a maximum production royalty of 12.5 per cent. However, no royalty is payable on the first 200,000 barrels of oil from shale produced within a 12 month period.

The TomCo Leases will not be affected by any change in control of TomCo and do not contain any specific work commitments.

The State of Utah Institutional Trust Lands Administration has issued oil and gas leases on some of the land subject to the TomCo Leases and TomCo is under an obligation to cooperate in relation to such operations, if they occur.

5.3 *Information on oil shale*

Oil shale is a general term used to describe those sedimentary rocks, generally shales, rich enough in organic matter, kerogen, to yield synthetic petroleum products following heating at temperatures of the order of 450-500°C and in the absence of air, a chemical process termed pyrolysis. Although oil shale is a known source of oil, the cost of extraction is currently high relative to other petroleum resources and consequently the potential has not yet been realised on a truly commercial basis.

Existing methods of extracting oil from shale, which are described in further detail below, currently produce oil at costs which are above the long term historic price of oil. The Directors and the Proposed Director believe, however, that the strategic benefit of producing oil in stable economic regimes such as the US may encourage the development of more economic technologies and so enable the commercialisation of the oil shale industry.

The US Geological Survey Professional Paper 548, published in 1967, reports "Potential Reserves" based on yield assays prepared by the US bureau of mines from some 39 core holes in the area and 20 exploratory wells and information from the outcrops using the accepted Fischer assay method. "Potential Reserves" for whole claim blocks were estimated, based on a minimum oil shale seam thickness of 15ft and a minimum yield of 30 gallons per ton, and were classified as "Indicated" or "Inferred" based on the proximity to the nearest drillhole.

The USGS estimates were reported for whole claim blocks, with the TomCo Leases covering sub-sections of these. Notwithstanding this, and applying the USGS analysis to various full and part blocks of the TomCo Leases gives the estimation of an "Indicated Potential Reserve" of 120 million tons representing 85 million barrels of oil, and an "Inferred Potential Reserve" of 150 million tons representing 110 million barrels of oil, therefore totalling a potential yield of some 195 million barrels of oil from shale.

SRK has independently estimated the potential oil content within the TomCo Leases, using the same methodology as the USGS, but based on the data from the four nearest drill holes to TomCo Leases only. Using this approach, SRK's comparable estimate would be 390 tons with an overall potential yield of some 230 million barrels contained in oil shales with an average thickness of some 68ft and a mean yield of 25 gallons per ton.

Being an unconventional resource, oil shale does not fit easily into the usual petroleum classification codes; SRK has chosen therefore to report using the terms and definitions and guidelines proposed in the 2004 edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the "JORC Code"). The JORC Code is designed primarily for the reporting of hard rock mineral deposits, however it is applied on a wider range of sedimentary mineral resources such as coal, and given that the TomCo Leases could be exploited at least in part by open pit mining, SRK considers it to be an appropriate code in this case.

TomCo's holdings occur in six separate lease areas. It is SRK's opinion that the oil shale present in the three eastern most of these is sufficiently known to be an Inferred Mineral Resource as defined by the JORC Code, and as such have estimated these to contain some 200 million tons of oil shale containing a potential yield of 120 million barrels with an average yield of 25 gallons per ton. This resource could in theory be accessed via open pit mining and "traditional" retorting of the shale to release the oil, although *in situ* methods remain an option.

The oil shale within the three western lease areas lies under thicker overburden (300 to 700ft) which would limit exploitation to *in situ* methods. While it is almost certain that that the Green River shale is present within these leases, the exact thickness of the yield of the oil shale remains uncertain as there is no nearby drillhole data. Notwithstanding this, it is fully expected by SRK that limited further drilling would enable a mineral resource to be reported for these areas and that this has the potential to double the aforementioned Inferred Mineral Resource thereby bringing it into line with the USGS estimate.

5.4 *Current methodologies for the extraction of shale oil*

Extracting oil from oil shale is more complex than conventional oil recovery as the hydrocarbons in oil shale are present in the form of solid materials and therefore cannot be extracted using conventional oil drilling methods. The rock must therefore be heated to a high temperature and the resultant liquid separated, a

process known as retorting. Existing retorting technologies fall into one of two groups: mining (followed by surface retorting) and *in situ* retorting. Further information on these extraction methodologies is set out in paragraph 3.2 of the Competent Person's Report set out in Part 6 of this document.

Whilst neither of these methodologies are currently in wide-scale commercial use, the Directors note that significant developments are being made in the field of the development of *in situ* oil shale extraction technology by major oil companies and smaller developers of mining technology. Shell, in particular, has made significant technological advancements in oil shale extraction at its Mahogany research project, located in the Piceance Basin, east of the Green River formation near Meeker, Colorado, some 100 miles (162 kilometres) east of the TomCo Leases. Shell has announced that its *in situ* extraction technology could be economic at oil prices exceeding $30 per barrel.

5.5 *Strategic importance of US oil shale*

The Directors believe that there are significant financial and political pressures on the United States to reduce its current, and potentially future, reliance on foreign sources of oil. The United States is currently a net importer of oil, and the Directors expect concern over its reliance on foreign sources to increase in the foreseeable future due to the growing demand for oil within the US coupled with supply anxiety regarding the steady supply of oil to the US from the Middle East. Furthermore, global oil supplies are widely thought to have peaked, with the current annual consumption of crude oil exceeding the rate at which new oil reserves are discovered at the approximate ratio of 3 to 1.

The Naval Petroleum and Oil Shale Reserves office of the US Department of Energy was created by an Executive Order by President Taft in 1912 to oversee the US strategic interests in oil shale. The NPOSR published a report in March 2004 entitled "Strategic Significance of America's Oil Shale Resource" which sets out the strategic rationale for developing US oil shale resources. The report proposed that an oil shale industry could be established in the US by 2011 with an aggressive goal of achieving production of 2 million barrels per day by 2020. Further to that report the NPOSR published a report entitled "America's Oil Shale: A Roadmap for Federal Decision Making" in December 2004, which set out a series of recommendations for the implementation of a programme for development of the US oil shale resources. The report proposed federal actions to facilitate and stimulate private industry for the development of the domestic oil shale industry over a long period of time, comparable to the initiatives undertaken by the Canadian government in the 1960s in respect of the Canadian tar sands resources, which are currently yielding approximately 1 million barrels of crude oil per day. The report also noted the potential future reliance of the US military on the supply of oil shale, given the increasingly limited sources of foreign oil coupled with the greater risk of supply disruptions due to political instability.

Section 369 of the US Energy Act, which was put into effect on 8 August 2005, established a national policy and directed specific programs to further develop oil shale and oil sands. Under the guidance of the Energy Act the BLM, which holds the leasing rights over approximately 80 per cent. of the land comprising the Green River formation, invited proposals to lease small oil shale bearing tracts for RD&D purposes, each of which includes a preferential right to later convert the RD&D lease to a larger commercial lease conditional on the lessee developing a commercially and environmentally viable approach. The Directors believe that these actions form part of a strategic plan by the US government to form private/public partnerships to exploit oil shale.

5.6 *Commercialisation of the TomCo Leases*

The Board's strategy for the future is to hold the TomCo Leases as a long-term asset to be exploited when the commercial conditions are suitable, which conditions may include the continued high price of oil and the successful development of one or more commercially-viable oil shale extraction technologies. At such time the Board would seek, as appropriate, to develop the TomCo Leases in conjunction with holders of intervening and surrounding leases, enter into joint ventures with other lessees or operators or dispose of the leases or either of them to a third-party for development.

The Directors and Proposed Director believe that the value of the TomCo Leases is enhanced by their status as State of Utah School and Institutional Trust Lands Administration leases, which currently have a longer term than leases available from the BLM. In addition, the Directors and Proposed Director

believe that the conditions attached to the State of Utah leases are likely to be less restrictive than those available under the BLM leasing initiative and may therefore prove more attractive to prospective acquirers or partners. The Board will, however, consider disposal or commercialisation of the TomCo Leases in the short to medium term if the terms of any such disposal or commercialisation are deemed to be in the interest of Shareholders.

6. Current trading and prospects for the Enlarged Group

Financial information on Netcentric for the period ending 30 September 2006 is set out in Part 3 of this document. Since the CVA of the Company's operating subsidiary in July 2002 the Company's only significant activities have been to:

- appoint Howard Crosby to the Board;
- raise US$532,000 before expenses through a placing of 26,600,000 Ordinary Shares at a price of US$0.02 per share completed in August 2006 to fund working capital and the initial advisory costs in respect of an acquisition; and
- enter into the agreements set out in paragraph 14 of Part 7 of this document.

Financial information on TomCo for the period ending 30 June 2006 is set out in Part 4 of this document. Since incorporation on 5 December 2005 TomCo's only material activity has been to acquire and hold the TomCo Leases.

The Directors and the Proposed Director are committed to implementing the Company's strategy as an investment company focused on investing in energy resource assets in the US and are optimistic as to the Group's prospects based primarily on the experience of Howard Crosby and John Ryan in identifying and acquiring such assets.

The Directors and the Proposed Director believe that, by focusing on smaller investments valued at less than US$5 million, the Company will be able to assemble a portfolio of high quality producing properties. The Directors and the Proposed Director have identified several potential investment targets and intend to pursue such opportunities following completion of the Acquisition and the Placing.

An unaudited pro forma statement of the consolidated net assets of the Enlarged Group, showing the impact of the Proposals on the Enlarged Group, is set out in Part 5 of this document.

7. Directors and Proposed Director

The Board proposes to appoint John Ryan as an executive director of the Company on completion of the Acquisition. With effect from Completion it is proposed that Howard Crosby will assume the role of Chief Executive Officer of the Company and John May will assume the role of Finance Director of the Company. Brief biographical details of the Directors and the Proposed Director are set out below.

7.1. *Directors*

The current composition of the Board of the Company is as follows:

Stephen Anton Komlosy, aged 65 *(Executive Chairman)*

Stephen, a member of MENSA, has over 45 years experience in business as a proprietor and has been a director of a number of public companies operating in the UK and the USA, and was until October 2005 chairman of AIM listed London and Boston Investments Plc (now PSG Solutions Plc), moving the company to OFEX and then to AIM. Previously, Stephen was instrumental in the flotation of PremiSys Plc, the Laurie March Group and, on NASDAQ, Avatar Systems Inc., of which he remains a director. Stephen has been a director of a number of publicly listed companies, including LPO, Pavilion Leisure Plc and Branon Plc, a supplier to North Sea Oil Companies and Ministry of Defence supplier, which he co-founded and where he was the director in charge of the launch of Cavendish Petroleum Plc, an Ohio, USA gas producer. Additionally, since 1964, Stephen has built up three private property companies, two of which have been amalgamated with public companies. Stephen was appointed to the Board on 22 October 2001.

John Joseph May, aged 58 *(Executive Director)*

John is a Fellow of the Institute of Chartered Accountants in England and Wales. He is policy director of the Small Business Bureau Limited and deputy chairman of The Genesis Initiative Limited, a lobby group for small business to the UK Parliament. John is the principal of his own London-based chartered accountancy practice. John was finance director of AIM listed PSG Solutions PLC, formerly London & Boston Investments Plc, until December 2005, and was previously finance director of Healthcare Enterprise Group Plc (formerly Interactivity Plc) and non-executive director of Croma Group Plc, both of which are listed on AIM. From 1977 to 1994 John was a senior partner with Horwath Clark Whitehill, where he served for eight years on the managing board and for nine years as chairman of its Thames Valley offices. In his capacity as UK national marketing partner and head of its property consultancy division, he was a director of its UK and international associations. John is currently a non-executive director of Platinum Diversified Mining Inc. listed on AIM, NASDAQ-listed Avatar Systems Inc. and non-executive chairman of Southbank UK Plc, listed on the Channel Islands Stock Exchange. John was appointed to the Board on 22 October 2001.

Gerard Maurice Thompson, aged 61 *(Executive Director)*

Gerard graduated from Yale University in 1967 with post graduate work at Johns Hopkins University, University of Miami and The Open University. Gerard's early career was in investment banking and corporate finance, and he has over 20 years experience with leading investment banks. His roles include managing director of AIG Trading Corp (London & USA), vice president of Smith Barney & Co (Paris & London) and vice president of Merrill Lynch International (San Juan, Paris and London). He was chairman of AIM-listed Energy Technique Plc until November 2005 and currently is a director of AIM-listed Croma Group Plc. Gerard has fifteen years experience with both private and public companies as a director in the UK and USA. Gerard was appointed to the Board on 18 May 1999.

Howard Mattes Crosby, aged 54 *(Executive Director)*

Howard has more than 25 years of mining industry experience. Howard was president and chief executive officer of Cadence Resources (AMEX) until June 2006. The company is a publicly traded oil and gas company with production operations in Texas and Louisiana, which recently announced a merger with Aurora Energy of Michigan, a company with extensive acreage holdings prospecting for unconventional gas in the upper Midwest USA. Whilst he was a director the market value of Cadence Resources increased from less than US$1 million to in excess of US$450 million. Early in his career, Howard served as a vice president of UNC Nuclear Industries, a division of United Nuclear Corporation, which was at the time extensively involved in uranium exploration and production in the western United States. Howard is also a vice president and director of White Mountain Titanium Corporation Inc. as well as a director of High Plains Uranium, Inc., a Canadian TSX listed company. He is also a director and was the prime mover in the AIM flotation of Platinum Diversified Mining Inc. this year which raised US$77.9 million net. He holds a B.A. from the University of Idaho. Howard was appointed to the Board on 15 March 2006.

Paul Martyn Hughes, aged 49 *(Independent Non-executive Director)*

Paul has over 25 years of international banking business development experience and is a prior non-executive of the Company. He was formally a management executive at Lloyds TSB bank and is currently the local chairman, in the Southwest of the UK, of Clydesdale Bank. Paul is a graduate of the Associate of the Institute of Bankers, BSc (Econ) (Hons). Paul was appointed to the Board on 31 October 2006.

7.2 *Proposed Director*

On Completion it is intended that John Ryan will be appointed to the Board as an executive director.

John Patrick Ryan, aged 44 *(Commercial Director)*

John is executive vice president and chief financial officer of High Plains Uranium Inc., which he led from start up in April 2004 to its successful IPO on the Toronto Stock Exchange in December 2005. He is also currently chief financial officer of Trend Mining Company and chief legal officer of Platinum

Diversified Mining, Inc., both of which focus on metals exploration. John has over twelve years' senior level experience in the mineral and oil and gas industry sectors. He was until October 2005 executive vice president and chief financial officer of Cadence Resources where he was instrumental in negotiating the acquisition of Aurora Oil & Gas Corporation Inc. which involved assisting with the successful raising of over US$20 million in new equity capital to close the transaction. John was previously executive vice president and chief financial officer of Western Goldfields, Inc. and a stockbroker at Pennaluna & Co., and Shearson-Lehman Brothers. John gained a BSc in Mining Engineering from the University of Idaho and a Juris Doctor at Boston College Law School.

7.3 *Employees*

As at the date of this document Netcentric and TomCo have no employees.

8. Principal terms of the Acquisition

Pursuant to the Acquisition Agreement, the Company has agreed conditionally to purchase the entire issued share capital of TomCo from the Vendors through the allotment and issue of the Acquisition Shares, equating to a value of £5 million at the Placing Price and approximately £2.05 million based on the closing middle market price of 1.025 pence per new Ordinary Share on 29 June 2006, being the day immediately prior to the suspension of the Company's shares from trading on AIM.

The Vendors, their current holdings in TomCo and the number of Acquisition Shares to be issued to them on Completion are as follows:

Holder	*Shares in TomCo*	*Acquisition Shares*	*Proportion of the Enlarged Share Capital*
Peter Laczay	7,000	7,000,000	1.66%
Road Holdings	20,000	20,000,000	4.76%
Meadow Holdings	20,000	20,000,000	4.76%
Creek Holdings	20,000	20,000,000	4.76%
John Ryan	46,000	46,000,000	10.94%
Edward Cox	2,000	2,000,000	0.48%
Jonah Loop	2,000	2,000,000	0.48%
Gerard Thompson	20,750	20,750,000	4.93%
John May	20,750	20,750,000	4.93%
Stephen Komlosy	20,750	20,750,000	4.93%
Baysville International	20,750	20,750,000	4.93%
Total	200,000	200,000,000	47.55%

On Completion the Vendors (including the Vendor Directors) will own, in aggregate, 200,000,000 Ordinary Shares, representing 47.55 per cent. of the Enlarged Share Capital. Details of the Vendors who are not Vendor Directors (excluding John Ryan), are below:

Peter Laczay

Peter is a geologist in the United States who sold the State of Utah lease ML 49571 to TomCo.

Road Holdings and Creek Holdings

These companies are wholly-owned by Naomi Bodner and Laura Huberfeld respectively, the wives of two prominent American businessmen, David Bodner and Mark Huberfeld. Huberfeld and Bodner operate a company and a partnership as a type of private hedge fund investing in high risk equity opportunities. Former investments include Norcrown Trust and Bank (now sold to Valley Bancorp) and mPhase Technologies, Inc.

Meadow Holdings

Wholly-owned by Mark Nordlicht, a resources entrepreneur. Mr. Nordlicht was a founder shareholder and is current Executive Chairman of Platinum Diversified Mining Inc., a company in which Howard Crosby, John Ryan and John May are also directors and founder shareholders.

Baysville International

A BVI company administered by a Jersey trust which has invested in several projects in which Howard Crosby and/or John Ryan have been involved. Baysville International is wholly owned by Mr Harlan Seachris, a US national resident in Germany. Mr Seachris is an entrepreneur involved in the provision of advice to early stage companies.

The Acquisition Agreement is conditional upon the Rule 9 Waiver, approval of the Acquisition by Shareholders and Admission. The Acquisition Agreement contains restrictions as to matters which may be undertaken by the company prior to its completion. It also contains warranties and indemnities appropriate to the size and nature of the Acquisition, which are subject to certain limitations. It also provides that if any of the warranties are breached or found to be untrue, misleading or inaccurate prior to completion of the Acquisition Agreement, then the Company has the right to rescind the Acquisition Agreement. The Acquisition Agreement is governed by English law.

Edward Michael Cox

Edward is currently chief operating officer and founder of Pangea Pictures Corporation and a director of TomCo. Edward has in the past worked as a business strategist in the film and mining industries, including US Silver Corporation and Consolidated Goldfields Corporation.

Jonah Dance Loop

Jonah is the chief executive officer and founder of Pangea Pictures Corporation. Prior to founding Pangea Pictures Corporation, Jonah founded Big Red Pixel Productions and worked on creating visual effects for Hollywood films.

9. Details of the Placing and use of proceeds

The Company is proposing to issue up to 51,238,000 Placing Shares pursuant to the Placing at the Placing Price to raise up to £1.28 million before expenses (approximately £685,000 net of expenses). The net proceeds of the Placing will be used to provide the Enlarged Group with additional funding for its ongoing working capital requirements, in particular to enable the Company to investigate and take advantage of potential investment opportunities within the United States' oil industry as further described in paragraph 3 of this Part 1.

The Placing Shares will represent approximately 12.18 per cent. of the Enlarged Share Capital of the Company following Admission, be fully paid and rank equally in all respects with the Existing Ordinary Shares and the Acquisition Shares.

The Company, the Directors and Proposed Director have entered into the Placing Agreement with Strand Partners. The Placing has not been underwritten. Strand Partners has conditionally agreed to use all reasonable endeavours to procure placees for all of the Placing Shares at the Placing Price. The Placing is conditional, amongst other things, upon the Placing Agreement becoming effective on or before 16 January 2007, or such later time and date as the Company and Strand Partners may agree, but in any event not later than 31 January 2007.

Further details of the Placing Agreement are set out in paragraph 14 of Part 7 of this document.

If market conditions permit, the Directors may raise up to a further £1 million by the issue of Ordinary Shares at not less than the Placing Price before 31 January 2007.

10. The Strand Shares and the Strand Warrant

In consideration of advising the Company in connection with the Proposals, Strand Partners will on Completion be allotted Ordinary Shares with a value of £75,000 at the Placing Price. Further, Strand Partners Securities has been issued with the Strand Warrant, pursuant to which it has the right to subscribe at the Placing Price for such number of Ordinary Shares as represents 2 per cent. of the Ordinary Share capital of the Company at the time of its exercise. The Strand Warrant is exercisable for 5 years following and subject to Admission. Further details on the Strand Warrant are set out in paragraph 7 of Part 7 of this document.

11. Corporate governance

The Board is committed to maintaining high standards of corporate governance and, in so far as is practicable and appropriate given the Company's size and nature, ensuring that the Company is in compliance with the Combined Code.

The Directors have implemented such corporate governance procedures and established such committees of the Board, including audit and remuneration committees, as they believe are required for the Board to comply with the terms of the Combined Code upon completion of the Acquisition, in so far as is appropriate for a company of its size. Further details of these committees are set out in paragraph 22 of Part 7 of this document.

The Directors have established financial controls and reporting procedures which are considered appropriate given the size and structure of the Company. It is the intention of the Directors and Proposed Director that these controls will be reviewed in light of future significant acquisitions and adjusted accordingly.

12. Dividend policy

The Directors and the Proposed Director do intend that the Company will commence the payment of dividends when it becomes commercially prudent to do so, and subject always to the Company having sufficient distributable profits to enable it to do so.

13. Change of company name

To reflect the proposed changes to the Company, its management and operations as a result of the Acquisition, it is proposed that, conditional on completion of the Acquisition, the Company change its name to TomCo Energy Plc at the EGM.

14. The City Code on Takeovers and Mergers

The Acquisition and the issue of the Acquisition Shares to certain members of the Concert Party give rise to certain considerations under the City Code. Brief details of the Panel, the City Code and the protections they afford to Shareholders are described below.

The City Code is issued and administered by the Panel. The City Code applies to all takeovers and merger transactions, however effected, where the offeree company is, *inter alia*, a listed or unlisted public company resident in the UK, the Channel Islands or the Isle of Man and to certain categories of private limited companies. Netcentric is such a company and Shareholders are entitled to the protection afforded by the City Code.

Under Rule 9 of the City Code, when any person or group of persons acting in concert individually or collectively are interested in shares which in aggregate carry not less than 30 per cent. of the voting rights of a company but does not hold shares carrying more than 50 per cent. of the voting rights of a company and such person or any person acting in concert with him acquires an interest in any other shares, which increases the percentage of the shares carrying voting rights in which he is interested, then that person or group of persons is normally required by the Panel to make a general offer in cash to all shareholders of that company at the highest price paid by them for any interest in shares in that company during the previous 12 months.

Under the City Code, a concert party arises where persons acting together pursuant to an agreement or understanding (whether formal or informal) actively co-operate to obtain or consolidate control of that company or to frustrate the successful outcome of an offer for the company. Control means the holding, or aggregate holdings, of interests in shares carrying 30 per cent. or more of the voting rights of the company, irrespective of whether the holding or holdings give *de facto* control.

In the context of the Acquisition, the Panel, which has been consulted by Strand Partners on behalf of the Company, considers that the Vendors, Howard Crosby, Bobby Cooper, Thomas Loucks and Kevin Stulp are persons acting in concert for the purposes of the City Code in relation to the Company.

Information relating to the Vendor Directors, John Ryan and Howard Crosby is set out in paragraph 7 of this Part 1 and information relating to the other Vendors is set out in paragraph 8 of this Part 1. Bobby Cooper and Thomas Loucks are founder shareholders and directors of Platinum Diversified Mining Inc. with John Ryan and Howard Crosby, and are co-directors of Silver Crest Resources Inc. with Howard Crosby. Bobby Cooper is also a co-director with John Ryan, and a former co-director with Howard Crosby, of High Plains Uranium Inc. Kevin Stulp was a founder shareholder and director of Cadence Resources with Howard Crosby and John Ryan and is a former co-director of John Ryan and Howard Crosby. Further information on the Concert Party is set out in paragraph 15 of Part 7 of this document.

Following completion of the Proposals, the Concert Party will hold 248,124,681 Ordinary Shares representing approximately 58.99 per cent. of the voting rights attaching to the Enlarged Share Capital and would be entitled to increase their interest in the voting rights of the Company without incurring any further obligation under Rule 9 of the City Code to make a general offer. The respective interests of the members of the Concert Party in the Company following completion of the Proposals are set out in the table below:

Name and address	*Existing shareholding in the Company*	*Number of TomCo shares*	*Number of Acquisition Shares*	*Number of Ordinary Shares held on Admission*	*Percentage holding in the Enlarged Share Capital*	*Maximum percentage holding in the Enlarged Share Capital**
Howard Crosby	41,780,632	–	–	41,780,632	9.93	10.7
Bobby Cooper	3,000,000	–	–	3,000,000	0.71	0.7
Thomas Loucks	1,250,000	–	–	1,250,000	0.30	0.3
Kevin Stulp	1,500,000	–	–	1,500,000	0.36	0.3
Stephen Komlosy	–	20,750	20,750,000	20,750,000	4.93	6.1
Gerard Thompson	594,049	20,750	20,750,000	21,344,049	5.07	6.3
John May	–	20,750	20,750,000	20,750,000	4.93	6.1
Peter Laczay	–	7,000	7,000,000	7,000,000	1.66	1.5
Road Holdings	–	20,000	20,000,000	20,000,000	4.76	4.4
Creek Holdings	–	20,000	20,000,000	20,000,000	4.76	4.4
Meadow Holdings	–	20,000	20,000,000	20,000,000	4.76	4.4
John Ryan	–	46,000	46,000,000	46,000,000	10.94	11.6
Edward Cox	–	2,000	2,000,000	2,000,000	0.48	0.4
Jonah Loop	–	2,000	2,000,000	2,000,000	0.48	0.4
Baysville International	–	20,750	20,750,000	20,750,000	4.93	4.5
Total	48,124,681	200,000	200,000,000	248,124,681	58.99	62.2

* assuming exercise of the New Warrants in full and assuming that the Strand Warrant and the Existing Warrant are not exercised

The Panel has agreed, subject to the approval of the Independent Shareholders at the Extraordinary General Meeting, to waive the obligation for the Concert Party to make a general offer to Shareholders under Rule 9 that would otherwise arise. Accordingly, Resolution 1 is being proposed at the EGM and will be taken on a poll of the Independent Shareholders.

Following completion, the Concert Party shall hold more than 50 per cent. of the Company's voting share capital and for so long as they continue to be treated as acting in concert may accordingly increase their aggregate interest in shares without incurring any obligation under Rule 9 to make a general offer, although individual members of the Concert Party will not be able to increase their percentage interest in shares through or between a Rule 9 threshold without Panel consent.

15. Taxation

Information regarding taxation is set out in paragraph 10 of Part 7 of this document. The information is, however, only intended as a general guide to the tax position under UK and Isle of Man taxation law.

Shareholders who are in any doubt as to their tax position or who are subject to tax in jurisdictions other than the UK and the Isle of Man are strongly advised to consult their own independent financial adviser immediately.

16. Settlement and dealings

CREST is a paperless settlement procedure enabling securities to be evidenced otherwise than by a certificate and transferred otherwise than by written instrument.

The Company's articles of association contain provisions concerning the transfer of shares which are consistent with the transfer of shares in dematerialised form in CREST under the Uncertificated Securities Regulations 2005. Conditional upon Completion, the consent of CRESTCo Limited will be sought for the issue of the Company's shares in uncertificated form and, accordingly, it is expected that settlement of transactions in the Ordinary Shares following Admission will be able to take place within the CREST system if Shareholders so wish. CREST is a voluntary system and Shareholders who wish to receive and retain share certificates will be able to do so.

Application will be made for the Enlarged Share Capital to be admitted to AIM. Subject to Completion of the Acquisition, Admission is expected to take place, and dealings in the Enlarged Share Capital commence, on 16 January 2007.

17. Lock-in and orderly market arrangements

On Completion, the Directors, the Proposed Director, the Vendors and Howard Crosby will be interested in approximately 57.63 per cent. of the Enlarged Share Capital. They have undertaken to the Company and Strand Partners that, except in certain limited circumstances, they will not dispose of any interest in the Ordinary Shares held by them for a period of 12 months from the date of Admission and, for the following 12 months, that they will only dispose of their holdings with the consent of the Company's broker and nominated adviser from time to time, such consent only to be withheld on orderly market grounds.

18. New Warrants

Stephen Komlosy, John May, Gerard Thompson, Howard Crosby and John Ryan have been granted New Warrants conditional upon completion of the Acquisition and Placing. The New Warrants entitle each holder to subscribe for up to 7,386,692 Ordinary Shares at the Placing Price, representing 2 per cent. of the Enlarged Share Capital. The exercise of the New Warrants is subject to conditions, details of which are set out in paragraph 7 of Part 7 of this document.

19. Memorandum and articles of association

Resolutions will be proposed at the EGM to amend the Company's memorandum of association and articles of association. The amendment to the memorandum of association is to adopt a more up to date memorandum with no restrictions on the Company's objects. The first amendment of the articles of association increases the authority of the Directors to allot shares in the Company for cash on a non-preemptive basis. This will facilitate the Placing and leave 179,427,398 Ordinary Shares (representing 42.66 per cent. of the Enlarged Share Capital) at the disposal of the Board. The second is to amend a typographical error contained in the current articles of association.

20. Extraordinary general meeting

A notice of EGM is set out at the end of this document convening an extraordinary general meeting of the Company to be held at 10 a.m. GMT on 15 January 2007 at the offices of Strand Partners Limited, 26 Mount Row, London W1K 3SQ at which resolutions will be proposed to:

- approve the Rule 9 Waiver;
- approve the Acquisition;
- increase the Company's share capital;
- amend the Company's articles of association;
- change the name of the Company; and
- alter the Company's memorandum of association.

Under the AIM Rules, if Shareholders approve the Acquisition at the EGM, the Company will be admitted to AIM as a new applicant on the first business day after the EGM. If Shareholder approval is not given the Company's trading facility on AIM will be cancelled pursuant to Rule 41 of the AIM Rules.

21. Action to be taken

A form of proxy is enclosed for use at the EGM. Whether or not you intend to be present at the meeting, you are requested to complete, sign and return the form of proxy to the Company's Registrars, Computershare Investor Services, PO Box 1075, The Pavilions, Bridgwater Road, Bristol BS99 3FA as soon as possible and in any event so as to arrive not later than 10 a.m. GMT on 12 January 2007. The completion and return of a form of proxy will not preclude you from attending the meeting and voting in person should you subsequently wish to do so.

22. Further information

Your attention is drawn to the further information set out in:

- Part 2 of this document relating to risk factors;
- Part 3 of this document setting out financial information and an accountants' report on the Company;
- Part 4 of this document setting out financial information and an accountants' report on TomCo;
- Part 5 of this document setting out certain unaudited pro forma financial information for the Enlarged Group;
- Part 6 of this document setting out the CPR;
- Part 7 of this document summarising statutory and general information on the Company; and
- the notice of EGM at the back of this document.

23. Recommendation

For the reasons set out in the preceding sections, I, having been so advised by Strand Partners, consider the Proposals to be fair and reasonable insofar as the Company and its shareholders are concerned. In providing its advice to the Independent Director, Strand Partners has taken into account the Directors' commercial assessments. Accordingly, I recommend Shareholders to vote in favour of the Resolutions.

By virtue of their shareholdings in TomCo and/or their business relationships with some of the Vendors, Stephen Komlosy, John May, Gerard Thompson and Howard Crosby took no part in the above recommendation.

Yours faithfully

Paul Hughes
Independent Director

PART 2

RISK FACTORS

AN INVESTMENT IN THE COMPANY IS SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK

The investment detailed in this document may not be suitable for all the document's recipients and involves a higher than normal degree of risk. Before making an investment decision, prospective investors are advised to consult an investment adviser authorised under the Financial Services and Markets Act 2000 who specialises in investments of the kind described in this document. Prospective investors should consider carefully whether an investment in the Company is suitable for them in the light of their personal circumstances and the financial resources available to them.

In addition to the other relevant information set out in this document, the Directors and Proposed Director consider that the following specific risk factors, which are not set out in any particular order of priority, should be taken into account when evaluating whether to make an investment in the Company:

COMPANY SPECIFIC RISKS

Commercial risks associated with an investment in the TomCo Leases

Shareholders should be aware that oil shale is not currently exploited on a commercial basis in the US. The profitability of the Company's investment in TomCo depends in part on the development of adequate technology for the extraction of kerogen from oil shale which may not become commercially available in the foreseeable future. Shareholders should additionally be aware that if production has not commenced on the TomCo Leases, or the lease rights assigned to a willing third party acquirer, by the expiry date of the leases of 31 December 2024 the lessor may not renew such leases in favour of TomCo Leases and any rights to such leases would be forfeited.

Gaps between the TomCo Leases

The TomCo Leases are not contiguous, but occur in six separate parcels each up to 1,000 acres in extent separated by other lease parcels. For this reason, Shareholders should be aware that future operations of TomCo may potentially require the co-operation and/or participation of these surrounding leaseholders. Failure to obtain any necessary authorisation could have a material adverse effect on the Enlarged Group's business, financial condition and results of operations.

Limited operating history and uncertainty of future revenues

TomCo has a limited operating history and trading record and it is therefore difficult to evaluate the Enlarged Group's business and future prospects.

The future success of the Enlarged Group is dependent on the Directors' and Proposed Director's ability to implement its strategy. Whilst the Directors and Proposed Director are optimistic about the Enlarged Group's prospects, there is no certainty that anticipated outcomes and sustainable revenue streams will be achieved.

The Enlarged Group faces risks frequently encountered by developing companies. In particular, its future growth and prospects will depend on its ability to manage growth and to continue to expand and improve operational, financial and management information and quality control systems on a timely basis, whilst at the same time maintaining effective cost controls. Any failure to expand and improve operational, financial and management information and quality control systems in line with the Enlarged Group's growth could have a material adverse effect on the Enlarged Group's business, financial condition and results of operations.

The Company

The value of an investment in the Company is dependent upon the Company acquiring and developing projects which meet its investment strategy. The Company cannot guarantee that it will be able to identify or acquire appropriate projects meeting the objectives of its revised strategy, nor that any such projects acquired will perform as expected.

Dependence on key personnel

The future performance of the Company will depend, in part, on its ability to retain the services of Howard Crosby and John Ryan. The loss of services of either individual may have an adverse effect on the business, operations, revenues and/or prospects of the Company.

General project risks

Operating parameters and costs can be difficult to predict and may be affected by factors outside the Company's control. Any revenues which may be generated from the projects in which the Company invests are likely to be subject to volatile market prices and to be affected by numerous factors which are beyond the Company's control. These factors include global and regional economic and political events and international economic trends, as well as a range of other market forces.

Strategic risks

Certain statements in this document constitute statements of the current intention of the Directors and the Proposed Director based on their assessment of opportunities for increasing Shareholder value. It is possible that such intentions will need to be adjusted or changed in due course to take account of changing circumstances and new opportunities as they arise.

Additional requirements for capital

In the future the Company may need to raise additional funds in the form of equity, debt or in other forms to cover part of any cash consideration in respect of acquisitions or investments. Any additional equity financing may be dilutive to Shareholders and debt financing, if available, may involve restrictions on the financing and operating activities of the Company.

There can be no assurance that such funding as may be required by the Company will be made available to it, and, if such funding were to be available, that it would be offered to the Company on reasonable terms. If the Company is unable to obtain additional financing as needed, the Company may not be able to fulfil its strategy, which would have a material adverse effect on the Company's business, financial condition and prospects.

Gearing and interest rates

Prospective investors should be aware that the Company may choose to raise further funds in the form of debt. The use of borrowings creates the risk that the borrower may be unable to service the interest payments or comply with the other requirements of the lender.

Hedging risks and the derivatives markets

The Company, may, from time to time, consider hedging its oil output in either the oil futures markets on an exchange or the OTC derivatives markets, whichever is appropriate at the time. The purpose of such actions will be to lock-in a price or series of prices against future deliveries but, although the result of these actions may protect the Company from adverse price volatility, it may also limit the upside potential of price movements. The Company, as a matter of policy, does not intend to enter into transactions which are not covered at some future point by the delivery of the appropriate commodity, either oil or gas, as is necessary to cover the position.

Conflicts of interest and influence of principal Shareholders

On Completion, the members of the Concert Party will own approximately 58.99 per cent. in aggregate of the Enlarged Share Capital. Accordingly, these Shareholders will be in a position to exert significant influence over the outcome of matters relating to the Enlarged Group, including the appointment of the Enlarged Group's board of directors and the approval of significant transactions. In addition, this control

may have the effect of making certain transactions more difficult without the support of the members of the Concern Party and may have the effect of delaying or preventing an acquisition or other change in control of the Enlarged Group.

Acquisition risks

The Company's stated strategy is to invest in or acquire operations in the energy resource sector which may involve acquiring assets or control of businesses or companies or minority interests in companies. There are risks associated with the execution of such transactions and risks associated with the integration and operation of companies or projects following acquisitions.

The Company may have minority interests in the companies, partnerships or joint ventures in which it invests and may be unable to exercise control over the operations of such projects. The management teams of targeted projects may not always welcome pro-active involvement and may be resistan to change.

GENERAL RISKS

Inherent risks in energy resource extraction

Energy resource extraction, and in particular the development of new extraction technologies and processes, is typically carried out in an environment where not all events are predictable. Whilst effective management and research and development teams can both identify certain risks and take measures to manage and mitigate these risks, there is still the possibility for unexpected and unpredictable events to occur. It is, therefore, not totally possible to remove all risks or state with certainty that an event that may have a material impact on the operations of the Company will not occur.

Exchange risk

Any future income of the Company is likely to be subject to exchange rate fluctuations and may become subject to exchange control or similar restrictions.

Regulatory rules and approvals

Projects in which the Company invests may be subject to regulatory or licensing requirements. It is possible that such regulatory or licensing requirements will not be satisfied or that consents, permits or licences required in order for a project to become operational or developed are withdrawn, revoked or not renewed by the relevant governmental or regulatory authority.

Volatility of oil prices

The market price of oil is volatile and is affected by numerous factors which are beyond the Company's control. These include international supply and demand, the level of consumer product demand, international economic trends, currency exchange rate fluctuations, the level of interest rates, the rate of inflation, global or regional political events, as well as a range of other market forces. Sustained downward movements in oil prices could render less economic, or uneconomic, potential oil production from oil shale and related activities to be undertaken by the Company.

Competition

There is competition within the energy resource sector for the discovery and acquisition of properties considered to have commercial potential. The Company will compete with other energy resource companies, many of which have greater financial resources than the Company, in the development of technologies and processes and for the acquisition of claims, leases and other interests as well as for the recruitment and retention of qualified employees and other personnel.

In addition, the Green River formation is a large area containing multiple other leases and, were the Company to seek to dispose of the TomCo Leases, the price achievable could be lower than expected due to the large number of leases potentially available.

Environmental issues

The projects in which the Company invests may be subject to environmental regulation (including regular environmental impact assessments and the obtaining of the appropriate permits). Environmental legislation can, in certain jurisdictions, comprise numerous regulations which might conflict with each other and which cannot be consistently interpreted. As a result, full environmental compliance may not always be ensured.

Demand on natural resources

Heating shale to 450-500 degrees Celsius places significant demands on resources. Any production of oil from shale will exploit energy reserves in the region. The cost of utilising these reserves will have a direct impact on the cost of extraction of the oil.

Furthermore, such an intensive use of energy could lead to oil shale sites being the subject of environmental protest, and possibly more susceptible to governmental regulation than other energy businesses, all of which may detract from the value of the TomCo Leases.

New Technology

Extraction of oil from shale *in situ* (rather than mining it and extracting on the surface) has not been tested on a large scale. *In situ* extraction is still in its developmental period and it has not been shown whether commercial scale extraction can be carried out profitably.

Share price volatility and liquidity

Although the Company is applying for the Enlarged Share Capital to be admitted to trading on AIM, there can be no assurance that an active or liquid trading market for the Ordinary Shares will develop or, if developed, that it will be maintained. AIM is the market for emerging or smaller growing companies and may not provide the liquidity normally associated with the Official List or other stock exchanges. The Ordinary Shares may therefore be difficult to sell compared to the shares of companies listed on the Official List and the share price may be subject to greater fluctuations than might otherwise be the case.

The share prices of publicly quoted companies can fluctuate and be volatile and it is possible that investors may realise less than their original investment. The price of shares is dependent upon a number of factors, some of which are general or market specific, others which are sector specific and others which are specific to the Company. There can be no guarantee that the price of the Placing Shares will reflect their actual or potential market value.

General economic climate

Factors such as inflation, currency fluctuations, interest rates, supply and demand of capital and industrial disruption have an impact on demand, business costs and stock market prices. The Enlarged Group's operations, business and profitability can be affected by these factors, which are beyond its control.

Forward looking statements

This document contains certain forward looking statements that involve risks and uncertainties. All statements other than statements of historical facts contained in this document, including statements regarding the Group's future financial position, business strategy and plans, business model and approach and objectives of management for future operations, are forward-looking statements. Generally, the forward-looking statements in this document use words like "anticipate", "believe", "could", "estimate", "expect", "future", "intend", "may", "opportunity", "plan", "potential", "project", "seek", "will" and similar terms. The Company's actual results could differ materially from those anticipated in the forward looking statements as a result of many factors, including the risks faced by the Company which are described in this Part 2 and elsewhere in this document. Investors are urged to read this entire document carefully before making an investment decision. The forward looking statements in this document are based on the beliefs and assumptions of the Directors and Proposed Director and information only as of the date of this document, and the forward looking events discussed in this document might not occur. Therefore, investors should not place any reliance on any forward looking statements. Except as required by law, the Directors and Proposed Director undertake no obligation to publicly update any forward looking statements, whether as a result of new information, future earnings, or otherwise.

Taxation

The information contained in paragraph 10 of Part 7 of this document relating to taxation may be subject to legislative change

The investment described in this document may not be suitable for all those who receive it. Before making a final decision, investors in any doubt are advised to consult a person authorised under the Financial Services and Markets Act 2000 who specialises in advising on the acquisition of shares and other securities.

PART 3

ACCOUNTANTS' REPORT ON THE FINANCIAL INFORMATION ON THE COMPANY

MILSTED
LANGDON
Chartered Accountants

Winchester House
Dean Gate Avenue
Taunton TA1 2UH

22 December 2006

The Directors and Proposed Director
Netcentric Systems Plc
2nd Floor, Sixty Circular Road
Douglas
Isle of Man IM1 1SA

and

The Directors
Strand Partners Limited
26 Mount Row
London W1K 3SQ

Dear Sirs

Netcentric Systems Plc (the Company)

INDEPENDENT AUDITORS' REPORT TO THE DIRECTORS AND PROPOSED DIRECTOR OF NETCENTRIC SYSTEMS PLC AND TO STRAND PARTNERS LIMITED

We report on the special purpose restated financial information ('financial information') set out on pages 30 to 50 below. This financial information has been prepared for inclusion in the admission document dated 22 December 2006 (the "Admission Document") of Netcentric Systems Plc (the "Company") on the basis of the accounting policies set out in Note 1. This report is required by Schedule Two to the AIM Rules and is given for the purpose of complying with that item and for no other purpose.

Responsibilities

The Directors of the Company are responsible for preparing the financial information on the basis of preparation set out in note 1 to the financial information and in accordance with International Financial Reporting Standards and International Financial Reporting Interpretations Committee (IFRIC) interpretations enclosed by the European Union (EU).

It is our responsibility to form an opinion on the financial information as to whether the financial information gives a true and fair view, for the purposes of the Placing document, and to report our opinion to you.

Basis of opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the auditing Practices Board in the United Kingdom. Our work included an assessment of evidence relevant to the amounts and disclosures in the financial information. It also included an assessment of significant estimates and judgments made by those responsible for the preparation of the financial information and whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial information is free from material misstatement whether caused by fraud or other irregularity or error.

Opinion

In our opinion, the financial information gives, for the purposes of the Admission Document, a true and fair view of the state of affairs of the Company as the dates stated and of its profits, cash flows and recognised gains and losses for the periods then ended in accordance with the basis of preparation set out in note 1 and in accordance with International Financial Reporting Standards and International Reporting Interpretations Committee (IFRK) interpretation endorsed by the EU.

Declaration

For the purposes of Paragraph a of Schedule Two of the AIM Rules we are responsible for this report as part of the Placing Document and declare that we have taken all reasonable care to ensure that the information contained in this report is, to the best of our knowledge, in accordance with the facts and contains no omission likely to affect its import. This declaration is included in the Placing Document in compliance with Schedule Two of the AIM Rules.

Yours faithfully,

Milsted Langdon

Income statements
For the financial years ended 30 September

	Note	*2006 £'000*	*2005 £'000*	*2004 £'000*
Continuing operations				
Revenue	2	—	—	—
Cost of sales		—	—	—
Gross profit		—	—	—
Administrative expenses	2	(131)	(83)	(150)
Operating loss		**(131)**	**(83)**	**(150)**
Provision for diminution in available for sale assets		—	—	(30)
Operating loss		**(131)**	**(83)**	**(180)**
Interest receivable and similar income	3	4	6	4
Loss before taxation	4	**(127)**	**(77)**	**(176)**
Taxation	5	—	—	—
Loss for the year from continuing operations	2	**(127)**	**(77)**	**(176)**
Discontinued operations				
Loss for the year from discontinued operations	2	—	—	(2)
Loss for the year		**(127)**	**(77)**	**(178)**
Attributable to equity holders of the company		(127)	(77)	(178)

Earnings per share		*2006 Pence per share*	*2005 Pence per share*	*2004 Pence per share*
From continuing and discontinued operations				
Basic	7	(0.09)	(0.06)	(0.13)
Diluted	7	(0.09)	(0.06)	(0.13)
From continuing operations				
Basic	7	(0.09)	(0.06)	(0.13)
Diluted	7	(0.09)	(0.06)	(0.13)

The financial information above may not be representative of future results; for example, the historical capital structure does not reflect the future capital structure. Future interest income and expense, certain operating costs, tax charges and dividends may be significantly different from those that resulted from the historical ownership structure.

Statements of recognised income and expense
For the financial years ended 30 September

	Note	*2006 £'000*	*2005 £'000*	*2004 £'000*
Loss for the financial period	2	**(127)**	**(77)**	**(178)**
Revaluation of investment		—	—	(12)
Net losses recognised directly in equity		**(127)**	**(77)**	**(190)**
Total recognised income and expense for the year		**(127)**	**(77)**	**(190)**
Attributable to the equity shareholders of the Company		**(127)**	**(77)**	**(190)**

Balance sheets
As at 30 September of each year

	Note	2006 £'000	2005 £'000	2004 £'000
ASSETS				
Non current assets				
Property, plant and equipment	8	2	—	—
Available for sale investments	9A	94	—	—
		96	—	—
Current assets				
Trade and other receivables	10	86	99	38
Cash and cash equivalents	11	83	3	162
		169	**102**	**200**
LIABILITIES				
Current liabilities				
Trade and other payables	12	(47)	(28)	(49)
		(47)	**(28)**	**(49)**
Net current assets		**122**	**74**	**151**
Net assets		**218**	**74**	**151**
SHAREHOLDERS' EQUITY				
Share capital	14	832	699	699
Share premium account		188	50	50
Retained earnings		(802)	(675)	(598)
Total equity	16	**218**	**74**	**151**

Cash flow statements
For the financial years ended 30 September

	Note	2006 £'000	2005 £'000	2004 £'000
Cash flows from operating activities				
Cash generated from operations	17	(99)	(165)	(152)
Interest received	3	4	6	4
Net cash used in operating activities		(95)	(159)	(148)
Cash flows from investing activities				
Purchase of equipment		(2)	—	—
Purchase of investments		(94)	—	—
Net cash used in investing activities		**(96)**	—	—
Cash flows from financing activities				
Issue of share capital		271	—	—
Net increase/(decrease) in cash and cash equivalents		80	(159)	(148)
Cash and cash equivalents at beginning of financial period		3	162	310
Cash and cash equivalents at end of financial period	11	83	3	162

Significant Non Cash Transactions

The loan outstanding from Coolcharm Gold Mining Company Limited of £94,214 was repayable on demand. On 20 March 2006 the loan was duly settled in full by the issue of 471,070 Ordinary 0.0001p shares at 20p per share in accordance with the terms of the original loan agreement.

1. Accounting policies

The principal accounting policies adopted in the preparation of this financial information are set out below. These policies have been consistently applied to all years presented, unless otherwise stated.

1.1 *Basis of preparation*

For the purpose of this report the company is required to present historical financial statements which comply with International Financial Reporting Standards and International Reporting Interpretations Committee (IFRIC) interpretations endorsed by the European Union (EU) and with those parts of the Companies Act 1931 to 2004 applicable to companies reporting under IFRS.

The 30 September 2006 Financial Statements of Netcentric Systems Plc were the first financial statements prepared by the company in accordance with International Financial Reporting Standards as adopted for use in the EU, and take account of the requirements and options in IFRS 1 'First-time Adoption of International Financial Reporting Standards' as they relate to the comparatives included therein, being the two financial years ended 30 September 2005, and the financial information for the year, being the financial year ended 30 September 2006.

The preparation of financial information in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reporting amounts of assets and liabilities at the date of the financial information and the reported amount of revenue and expenses during the reporting period. Although these results are based on management's best knowledge of the amounts, events or actions, actual results ultimately may differ from those estimates.

The Company has consistently applied all applicable accounting standards.

The financial information for the year ended 30 September 2006 has been prepared on the going concern basis, which assumes that the company will continue in operational existence for the foreseeable future.

The company does not currently have the funds available to continue in operational existence for the foreseeable future with its current level of expenditure, which has resulted in a loss of £127,000 for the year ended 30 September 2006.

The directors have targeted a company through which a reverse takeover should be achieved subject to the successful passing of relevant resolutions to include a fund raising exercise at the EGM set out in the Reverse takeover, Placing and Readmission to AIM document and the successful conclusion to the Placing.

Whilst the directors are presently uncertain as to outcome of the EGM and the Placing, they believe that it is appropriate for the financial statements to be prepared on the going concern basis.

The financial statements do not include the adjustments that would result if the Company was unable to continue as a going concern.

1.2 *Exemption from preparation of group financial statements*

In accordance with Section 4(2)(b)(i) of the Companies Act 1982 the Company has not included its remaining subsidiary company in the group financial statements because the subsidiary has been struck off during this financial year.

Details of the Company's subsidiary are given in note 9.

This financial information presents information about the Company as an individual undertaking and not about its former group.

1.3 *Segmental reporting*

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and rewards that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and rewards that are different from those of segments operating in other economic environments.

1.4 *Interest income*

Interest income is recognised on a time-proportion basis using the effective interest method.

1.5 *Taxation*

Taxation expense represents the sum of current tax and deferred tax.

Current tax is based on taxable profits for the financial period using tax rates that have been enacted or substantially enacted by the balance sheet date. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expenses that are taxable or deductible in other years and it further excludes items that are never taxable or deductible.

Deferred tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. If deferred tax arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss, it is not accounted for. Deferred tax is determined using tax rates that have been enacted or substantially enacted at the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred tax liability is settled.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred tax is provided on temporary differences arising on investments in subsidiaries, except where the timing of the reversals of the temporary differences is controlled by the Company and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

1.6 *Foreign exchange*

a) *Functional and presentational currency*

Items included in the financial information of the Company are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). Sterling is the Company's functional and presentational currency.

b) *Transactions and balances*

Transactions denominated in foreign currencies are translated into the respective functional currency at average monthly rates. Monetary assets and liabilities denominated in foreign currencies are translated into sterling at the rates ruling at the balance sheet date. Differences on exchange are taken to the income statement.

1.7 *Operating leases*

Rentals payable under operating leases, net of lease incentives, are charged to the income statement on a straight-line basis over the period of the lease.

1.8 *Tangible fixed assets*

Equipment is stated at historical cost less depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Depreciation on assets is calculated using the straight-line method to allocate their cost or revalued amounts to their residual values over their estimated useful lives, as follows:

Computer equipment – 3 years

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognised within other (losses)/gains – net, in the income statement. When revalued assets are sold, the amounts included in other reserves are transferred to retained earnings.

1.9 *Available for sale investments*

The Company classifies its investments as available for sale financial assets.

Available for sale financial investments are non-derivative assets. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date. Investments are initially recognised at cost plus any transaction costs and are subsequently carried at fair value. If a fair value for an investment cannot be calculated, that investment will be carried at cost.

Quoted investments held as fixed assets are stated at market value at the balance sheet date. Market value is stated at mid market price as quoted on the relevant stock market or matched bargain facility. Where the directors consider that the market for an investment is not liquid, or that price fluctuations within the market deem the current market value inappropriate, the investment is listed at the mid market price with an appropriate adjustment to reflect these perceptions.

The aggregate surplus arising on the revaluation of an investment where there is a facility for the disposal of shares is transferred to the revaluation reserve. Any deficit arising on revaluation which is deemed to represent an impairment in value is charged to the income statement unless it related to an investment whose value had been increased in a previous period in which case the deficit is netted off against that investment's revaluation reserve before any excess is charged to the income statement.

Any realised gain or loss resulting from the disposal of an investment is recognised in the income statement after charging the amount of any revaluation previously shown in the revaluation reserve.

An impairment test is performed annually on the carrying value of the investment. An impairment loss is recognised for the amount by which the assets carrying value exceeds its recoverable amount.

1.10 *Trade receivables*

Trade receivables, defined as loans and receivables in accordance with IAS 39, are recorded initially at fair value and subsequently measured at amortised cost using the effective interest method for any doubtful amounts. A provision for impairment of trade receivables is established when there is evidence that the Company will not be able to collect all amounts due according to the original terms of the receivables. The amount of the provision is the difference between the assets carrying amount and the present value of future cash flows discounted at the effective interest rate. The movement in the provision is recognised in the income statement.

Any other trade receivables are recognised at their original amount less an allowance for any doubtful amounts. An allowance is made when collection of the full amount is no longer considered probable.

1.11 ***Cash and cash equivalents***

Cash and cash equivalents includes cash in hand, deposits held at the bank and other short term liquid investments with original maturities of three months or less.

1.12 ***Trade payables***

Trade payables, defined as financial liabilities in accordance with IAS 39, are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method. Any other trade payables are stated at cost.

All of the trade payables are non-interest bearing.

1.13 ***Share capital***

Ordinary shares are classified as equity.

1.14 ***Share-based payments***

For cash-settled share-based payments, a liability equal to the portion of the goods or services received is recognised at the current fair value determined at each balance sheet date.

1.15 ***Financial risk management***

Financial risk factors

The Company has investments in equity instruments that operate primarily outside of the United Kingdom. This together with receivables expose the Company to a variety of financial risks that include the effects of changes in debt market prices, foreign currency exchange rates, credit, equity securities prices, liquidity and interest rates.

The size of the Company makes it impractical for the board of directors to delegate responsibility for the management of financial risk and the executive directors as a body keep aware of the issues that affect their financial instruments to enable prompt identification of financial risks so that appropriate actions may be taken. The directors have not set out procedures to deal with foreign exchange risk, interest rate risk, credit risk, liquidity risk and price risk.

(a) Foreign exchange risk

The Company has financial instruments in the US. The Company is exposed to foreign exchange risks primarily to the US Dollar. The Company holds equity investments that are either US companies or have US operations. In addition the Company holds cash in US Dollar bank accounts.

(b) Interest rate risk

The Company has interest bearing assets. These include a loan to a UK company at a fixed rate of 6%, and cash held in interest bearing bank accounts received at variable rates of interest.

(c) Credit risk

The Company has no significant concentrations of credit risk as a result of its limited operations. The Company has made a loan to a UK unlisted company which is unsecured.

(d) Liquidity risk

The Company holds a significant proportion of its available assets in immediate access bank accounts. The Company does not hold any facilities available for draw down with the exception of its cash resources.

(e) Price risk

The Company is exposed to equity securities price risk on investments held by the Company. The Company is not exposed to any commodity price risk.

1.16 *New standards and interpretations*

During the year, the International Accounting Standards Board (IASB) and International Financial Reporting Interpretations Committee (IFRIC) issued the following standards and interpretations which are effective for annual accounting periods beginning on or after the stated effective date. These standards and interpretations are not effective for and have not been applied in the preparation of this financial information:

International Accounting Standards (IFRS/IASs)		*Effective date*
IFRS 7	Financial Instruments: Disclosures	1 January 2007
IAS 1	Amendment – Presentation of Financial Statements: Capital Disclosures	1 January 2007
IAS 21	Amendment – Net investment in Foreign Operation (Yet to be adopted by the EU)	1 January 2006
IAS 39	Fair value option	1 January 2006
IAS 39	Cash Flow Hedge Accounting of Forecast Intra-group Transactions	1 January 2006
IAS 39	Amendment to IAS 39 and IFRS 4 – Financial Guarantee Contracts	1 January 2006
IFRIC Interpretations		
IFRIC 4	Determining whether an arrangement contains a lease	1 January 2006
IFRIC 5	Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds	1 January 2006
IFRIC 6	Liabilities arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment	1 December 2005
IFRIC 7	Applying the Restatement Approach under IAS 29 – Financial Reporting in Hyperinflationary Economies (Yet to be adopted by the EU)	1 March 2006
IFRIC 8	Scope of IFRS 2 (Yet to be adopted by the EU)	1 May 2006
IFRIC 9	Reassessment of Embedded Derivatives (Yet to be adopted by the EU)	1 June 2006

The Company does not anticipate that the adoption of these standards and interpretations will have a material impact on the Company's financial statements on adoption.

2. Segmental reporting

Analysis by geographical segment

The whole of the Company's revenue and loss before taxation arise within the United Kingdom. Similarly, all net assets are in the United Kingdom with the exception of the investment held in Harrell Hospitality Group Inc., a company based in the United States of America, 2006: £Nil, (2005: £Nil and 2004: £Nil). The investment held in Coolcharm Gold Mining Company Limited, has purchased mineral rights in the United States of America. The Company held 3.09% of Coolcharm Gold Mining Company Limited's issued share capital at 30 September 2006 and is accounted for as an available for sale investment and as a UK investment company therefore considered a UK operation.

Analysis by business segment

Based on an analysis of risks and returns, the Directors consider that the Company has only two identifiable business segments; investing activities and rental activities. The Directors consider that no further segmentation is appropriate.

Year ended 30 September 2006	*Investing activities £'000*	*Central costs £'000*	*Total £'000*
Continuing activities			
Revenue	—	—	—
Administrative expenses	—	(131)	(131)
Operating loss	—	(131)	(131)
Interest receivable and similar income	—	4	4
Loss for the year	—	**(127)**	**(127)**
Financial assets			
– Property, plant and equipment	—	2	2
– Available for sale investments	94	—	94
Trade and other receivables	—	86	86
Cash and cash equivalents	—	83	83
Total assets	**94**	**171**	**265**
Financial liabilities			
Trade and other payables	—	(47)	(47)
Total liabilities	—	**(47)**	**(47)**

Year ended 30 September 2005	*Investing activities £'000*	*Central costs £'000*	*Total £'000*
Continuing activities			
Revenue	—	—	—
Administrative expenses	—	(83)	(83)
Operating loss	—	**(83)**	**(83)**
Interest receivable and similar income	—	6	6
Loss for the year	—	**(77)**	**(77)**
Financial assets			
– Property, plant and equipment	—	—	—
– Available for sale investments	—	—	—
Trade and other receivables	—	99	99
Cash and cash equivalents	—	3	3
Total assets	—	**102**	**102**
Financial liabilities			
Trade and other payables	—	(28)	(28)
Total liabilities	—	**(28)**	**(28)**

Analysis by business segment

Year ended 30 September 2004	*Rental activities £'000*	*Central costs £'000*	*Total £'000*
Continuing activities			
Revenue	—	—	—
Administrative expenses	—	(150)	(150)
Operating loss	—	**(150)**	**(150)**
Loss on deemed disposal of subsidiary	—	(30)	(30)
Interest receivable and similar income	—	4	4
Loss for the year	—	**(176)**	**(176)**
Discontinued activities			
Revenue	5	—	5
Administrative expenses	(7)	—	(7)
Operating loss and loss for the year	**(2)**	—	**(2)**
Financial assets			
– Property, plant and equipment	—	—	—
– Available for sale investments	—	—	—
Trade and other receivables	—	38	38
Cash and cash equivalents	—	162	162
Total assets	—	**200**	**200**
Financial liabilities			
Trade and other payables	—	(49)	(49)
Total liabilities	—	**(49)**	**(49)**

3. Interest receivable and similar income

	2006 £'000	*2005 £'000*	*2004 £'000*
Interest on bank deposits	2	2	4
Interest on loans	2	4	—
	4	**6**	**4**

4. Loss before taxation

	2006 £'000	*2005 £'000*	*2004 £'000*
The following items have been included in arriving at operating loss:			
Employee benefit expense	18	27	48
Provision for diminution in value for available for sale investments	—	—	30
Auditors' remuneration:			
– Audit services	7	6	7
– Taxation and other services	—	—	6
Operating lease rentals:			
– Property	—	—	7

Remuneration of the Company's auditors for provision of non-audit services to the Company includes accountancy, taxation and other advice. It is cost effective for the Company that such services are provided by its auditors in view of their knowledge of the Company's affairs going back a number of years.

5. Taxation

There is no tax charge in the year due to the loss for the year.

Factors affecting the tax credit:

	2006 £'000	*2005 £'000*	*2004 £'000*
Loss on ordinary activities before tax	**(127)**	**(77)**	**(178)**
Loss on ordinary activities at standard rate of corporation tax in the UK of 30%	(38)	(23)	(53)
Effects of:			
Excess management expenses carried forward	36	23	42
Expenses not deductible for tax purposes	2	—	10
Schedule A losses carried forward	—	—	1
Tax charge for the financial year	—	—	—

The company has tax losses in respect of excess management expenses of £1,095,541 at 30 September 2006 (2005: £969,253 and 2004: 892,176) available for offset against future Company income.

6. Employees and directors

Employment costs

Key management and directors emoluments

Key management for the purposes of this disclosure comprise the directors of the Company. These directors include management which perform the following functions for the Company;

		Position representative	
Function	*2006*	*2005*	*2004*
Executive Chairman	S A Komlosy	S A Komlosy	S A Komlosy
Executive Director	G M Thompson	G M Thompson	G M Thompson
Finance Director	J J May FCA	J J May FCA	J J May FCA
Executive Director	H Crosby	—	—
Non-executive Director	P M Hughes	P M Hughes	P M Hughes
Non-executive Director	E Mond	E Mond	E Mond

Directors' emoluments comprise fees paid to the directors and fees paid to third parties for the directors' services. The amounts paid for their services are detailed below:

	2006 £'000	*2005 £'000*	*2004 £'000*
S A Komlósy	—	—	—
G M Thompson	—	3	24
J J May FCA	—	—	—
H Crosby	2	—	—
P M Hughes	11	12	12
E Mond	5	12	12
Total employment costs	18	27	48

7. Earnings per share

Basic earnings per share is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares. Share warrants do not have a dilutive effect.

Reconciliations of the earnings and weighted average number of shares used in the calculations are set out below.

Financial year ended 30 September 2006	*Earnings £'000*	*Weighted average number of shares £'000*	*Per-share amount pence*
Basic EPS			
Earnings attributable to ordinary shareholders	(127)	149,227	(0.09)
Effect of dilutive securities	—	—	—
Diluted EPS			
Adjusted earnings	(127)	149,227	(0.09)

Financial year ended 30 September 2005	*Earnings £'000*	*Weighted average number of shares £'000*	*Per-share amount pence*
Basic EPS			
Earnings attributable to ordinary shareholders	(77)	139,734	(0.06)
Effect of dilutive securities	—	—	—
Diluted EPS			
Adjusted earnings	(77)	139,734	(0.06)

Financial year ended 30 September 2004	*Earnings £'000*	*Weighted average number of shares £'000*	*Per-share amount pence*
Basic EPS			
Earnings attributable to ordinary shareholders	(178)	139,734	(0.13)
Effect of dilutive securities	—	—	—
Diluted EPS			
Adjusted earnings	(178)	139,734	(0.13)

8. Tangible fixed assets

Cost or valuation	*Equipment £'000*	*Total £'000*
At 1 October 2003, 30 September 2004 and 30 September 2005	—	—
Additions	2	2
At 30 September 2006	**2**	**2**
Provisions		
At 1 October 2003, 30 September 2004 and 30 September 2005	—	—
Charge for the year	—	—
At 30 September 2006	—	—
Net book value		
At 30 September 2004	—	—
At 30 September 2005	—	—
At 30 September 2006	**2**	**2**

9. Investments

Cost or valuation	*Shares in group companies £'000*	*Total £'000*
At 1 October 2003, 30 September 2004 and 30 September 2005	**3,242**	**3,242**
Disposals	(3,242)	(3,242)
At 30 September 2006	—	—
Provisions		
At 1 October 2003, 30 September 2004 and 30 September 2005	**3,242**	**3,242**
Disposals	3,242	(3,242)
At 30 September 2006	—	—
Net book value		
At 30 September 2004	—	—
At 30 September 2005	—	—
At 30 September 2006	—	—

Shares in group companies

Netcentric Systems Plc held 100% of the ordinary shares and voting rights of Netcentric Systems (Europe) Limited, a company incorporated in England and Wales. On 27 June 2006 this company was dissolved. Summarised below is financial information for the company:

	2006 £'000	*2005 £'000*	*2004 £'000*
Capital and reserves	—	(5,331)	(5,331)
Loss for year	—	—	—
Nature of business	Dissolved	Non-trading	Non-trading

9A. Available for sale investments

Cost or valuation	*Unlisted investments £'000*	*Total £'000*
At 1 October 2003	**42**	**42**
Additions	—	—
Revaluation	(12)	(12)
At 30 September 2004 and 30 September 2005	30	30
Additions	94	94
At 30 September 2006	124	124
Provisions		
At 1 October 2003	—	—
Charge for the year	30	30
Disposals	—	—
At 30 September 2004, 30 September 2005 and 30 September 2006	**30**	**30**
Net book value		
At 30 September 2004	—	—
At 30 September 2005	—	—
At 30 September 2006	**94**	**94**

Details of unlisted investments

Name	*Shares held Number*	*Percentage holding %*	*Average cost per share pence*	*Cost £'000*
Equity securities US	97,518	0.78	31	30
Equity securities UK	471,070	3.09	20	94

The directors have provided in full for the investment in equity securities in the US due to the uncertain future of the company. The Equity securities UK are classed as investing activities within note 2.

10. Trade and other receivables

	2006 £'000	*2005 £'000*	*2004 £'000*
Amounts owed by related parties	14	92	28
Other receivables	4	—	5
Prepayments and accrued income	68	7	5
	86	**99**	**38**

Details of amounts owed by related parties are set out in note 19.

11. Cash and cash equivalents

	2006 £'000	2005 £'000	2004 £'000
Cash at bank and in hand	83	3	2
Short-term bank deposits	—	—	160
	83	**3**	**162**

	2006	2005	2004
Effective interest rate on short-term bank deposits (%)	0.95	1.30	1.40

Cash include the following for the purposes of the cash flow statement:

	2006 £'000	2005 £'000	2004 £'000
Cash and cash equivalents	83	3	162
	83	**3**	**162**

12. Trade and other payables

Current	2006 £'000	2005 £'000	2004 £'000
Trade payables	27	—	17
Other payables	12	12	12
Accruals	8	16	20
	47	**28**	**49**

Other payables relates to dividends payable on Ordinary shares.

13. Deferred tax assets and liabilities

Unrecognised losses

The Company has not provided deferred tax for excess management expenses. These remain unprovided as it is not anticipated that the Company will make qualifying profits against which these may be offset, in the foreseeable future, but they are available indefinitely for offset against future taxable income.

	2006 £'000	2005 £'000	2004 £'000
Excess management expenses	1,096	969	892

14. Share capital

	2006 £	2005 £	2004 £
Authorised			
500,000,000 Ordinary shares of £0.005 each	2,500,000	2,500,000	2,500,000
	2,500,000	**2,500,000**	**2,500,000**
Called up, allotted and fully paid			
Brought forward	698,673	698,673	698,673
Allotted for cash during the year	133,000	—	—
166,334,602 Ordinary shares of £0.005	**831,673**	**698,673**	**698,673**

15. Share warrants

Options Date granted	*Option price per share (p)*	*Number of shares over which options outstanding* 30 September 2006 Number	30 September 2005 Number	30 September 2004 Number
12 June 1998	25	—	—	2,500,000
12 June 1999	50	—	—	500,000
22 July 2002	0.817	2,868,372	20,078,604	—
		2,868,372	**20,078,604**	**3,000,000**

The options granted on 12 June 1998 and 12 June 1999 lapsed on 11 June 2005.

The number of share over which warrants were outstanding at 30 September 2004, 30 September 2005 and 30 September 2006 were as follows:

Warrants Date granted	*Option price per share (p)*	*30 September 2006 Number*	*30 September 2005 Number*	*30 September 2004 Number*
10 July 2000	25.000	—	—	7,000,000
22 July 2002	0.817	2,868,372	20,078,604	20,078,604
		2,868,372	**20,078,604**	**27,078,604**

The warrants granted on 10 July 2000 lapsed on 9 July 2005.

The warrants granted on 22 July 2002 confer the right to subscribe in cash for Ordinary Shares as is equal to 20 per cent of the Issues Ordinary Share Capital. These warrants are exercisable in each of the 30 day periods following the announcement of the final and interim results of the Company in respect of each and any of the years 2002 to 2007 inclusive. On 12 September 2006 17,210,232 of the warrants were tendered for surrender, pending a new acquisition for the company and the issue of a new warrant scheme for the company.

16. **Statement of changes in shareholders' equity**

	Share capital £'000	*Share premium account* £'000	*Revaluation reserve* £'000	*Retained earnings* £'000	*Total* £'000
Balance at 1 October 2003	**699**	**50**	**12**	**(420)**	**341**
Retained loss for the financial year	—	—	—	(178)	(178)
Revaluation of investment	—	—	(12)	—	(12)
At 30 September 2004	**699**	**50**	—	**(598)**	**151**
Retained loss for the financial year	—	—	—	(77)	(77)
At 30 September 2005	**699**	**50**	—	**(675)**	**74**
Retained loss for the financial year	—	—	—	(127)	(127)
Shares issued	133	162	—	—	295
Costs incurred in share issue	—	(24)	—	—	(24)
At 30 September 2006	**832**	**188**	—	**(802)**	**218**

17. **Cash generated from operations**

	2006 £'000	*2005* £'000	*2004* £'000
Continuing operations			
Loss for the financial year	(127)	(77)	(176)
Diminution of investments	—	—	30
Interest income	(4)	(6)	(4)
Changes in working capital			
Decrease/(increase) in trade and other receivables	13	(61)	(12)
Increase/(decrease) in trade and other payables	19	(21)	12
Cash generated from continuing operations	**(99)**	**(165)**	**(150)**
Discontinued operations			
Loss for the financial year	—	—	**(2)**
Cash generated from discontinued operations	—	—	**(2)**
Cash generated from operations	**(99)**	**(165)**	**(152)**

18. **Ultimate controlling undertaking**

There is no ultimate controlling undertaking.

19. **Related party disclosures**

Information in respect of key management is given in note 6.

Financial year ended 30 September 2006

S A Komlósy, J J May and G Thompson, directors of the Company, were also directors of Coolcharm Gold Mining Company Ltd. ("Coolcharm") during the year ended 30 September 2006. During the year ended 30 September 2006 the Company made a loan to Coolcharm of £13,122 to earn interest on company cash. At the year end Coolcharm owed the Company £13,122. This loan is repayable on demand and interest is charged at 6% per annum.

On 20 March 2006, following the appointment of H Crosby to the Board as an executive director, the company received 471,070 0.0001p Ordinary shares in Coolcharm Gold Mining Company Ltd. in settlement of its debt from that company of £94,167. A condition of the original loan was that the Company had the right to convert into Coolcharm shares.

S A Komlósy and J J May were also directors of PSG Solutions Plc during the year ended 30 September 2006. PSG Solutions Plc held 13,855,406 shares in Netcentric Systems Plc (8.33%) at 30 September 2006. S A Komlósy and J J May are no longer directors of PSG Solutions Plc.

Financial year ended 30 September 2005

S A Komlósy, J J May and G Thompson, directors of the Company, were also directors of Coolcharm during the year ended 30 September 2005. During the year the Company made a loan to Coolcharm of £88,699 to earn interest on company cash. At the year end Coolcharm owed the Company £91,674. This loan was repayable on demand and interest was charged at 6% per annum. A condition of the original loan was that Netcentric had the right to convert into Coolcharm shares.

S A Komlósy and J J May were also directors of PSG Solutions Plc during the year ended 30 September 2005. PSG Solutions Plc held 68,386,092 shares in Netcentric Systems Plc (48.94%) at 30 September 2005 and 30 September 2004. Since the year-end this shareholding has dropped to 26,605,460 shares (19.04%). S A Komlósy and J J May are no longer directors of PSG Solutions Plc.

Financial year ended 30 September 2004

S A Komlósy and J J May, directors of the Company, were also directors of PSG Solutions Plc during the year ended 30 September 2004. PSG Solutions Plc held 68,386,092 shares in Netcentric Systems Plc (48.94%) at 30 September 2004 and 30 September 2003.

During the year the Company incurred management fees relating to services provided by PSG Solutions Plc of £25,000 (2003: £39,333). During the year the company also recharged expenses to PSG Solutions Plc, which totalled £20,428 (2003: £507). The balance due to PSG Solutions Plc at 30 September 2004 was £nil (2003: £nil).

Further to the above transactions the Company also made a loan to PSG Solutions Plc. Interest is charged at 6% per annum. At 30 September 2004 the balance of this loan was £28,040 (2003: £nil).

20. Post balance sheet events

The Company has prepared a Reverse Takeover, Placing and Readmission to AIM document where the Company aims to raise £817,000 after expenses. As part of the reverse takeover the Company will acquire 100% of the share capital of The Oil Mining Company Inc.

21. Reconciliation of net assets and profit under UK GAAP to IFRS

Netcentric Systems Plc reported under UK GAAP in its previously published financial statements for the year ended 30 September 2005. The analysis below shows a reconciliation of net assets and profit as reported under UK GAAP as at 30 September 2005 to the revised net assets and profit under IFRS as reported in these financial statements. In addition, there is a reconciliation of net assets under UK GAAP to IFRS at the transition date for this company, being 1 October 2004.

Reconciliation of equity at 1 October 2004
(Date of transition to IFRS)

	Previous GAAP £'000	*Effect of transition to IFRS £'000*	*IFRS £'000*
ASSETS			
Non current assets			
Property, plant and equipment	—	—	—
Available for sale investments	—	—	—
	—	—	—
Current assets			
Trade and other receivables	38	—	38
Cash and cash equivalents	162	—	162
	200	—	**200**
LIABILITIES			
Current liabilities			
Trade and other payables	(49)	—	(49)
	(49)	—	**(49)**
Net current assets	**151**	—	**151**
Net assets	**151**	—	**151**
SHAREHOLDERS' EQUITY			
Share capital	699	—	699
Reserves	(548)	—	(548)
Total equity	**151**	—	**151**

21. Reconciliation of net assets and profit under UK GAAP to IFRS (continued)

Reconciliation of equity at 30 September 2005

	Previous GAAP £'000	*Effect of transition to IFRS £'000*	*IFRS £'000*
ASSETS			
Non current assets			
Property, plant and equipment	—	—	—
Available for sale investments	—	—	—
	—	—	—
Current assets			
Trade and other receivables	99	—	99
Cash and cash equivalents	3	—	3
	102	—	**102**
LIABILITIES			
Current liabilities			
Trade and other payables	(28)	—	(28)
	(28)	—	**(28)**
Net current assets	**74**	—	**74**
Net assets	**74**	—	**74**
SHAREHOLDERS' EQUITY			
Share capital	699	—	699
Share premium account	50	—	50
Retained earnings	(675)	—	(675)
Total equity	**74**	—	**74**

21. Reconciliation of net assets and profit under UK GAAP to IFRS (continued)

Reconciliation of equity at 30 September 2006

	Previous GAAP £'000	*Effect of transition to IFRS £'000*	*IFRS £'000*
ASSETS			
Non current assets			
Property, plant and equipment	2		2
Available for sale investments	94	—	94
	96	—	**96**
Current assets			
Trade and other receivables	86	—	86
Cash and cash equivalents	83	—	83
	169	—	**169**
LIABILITIES			
Current liabilities			
Trade and other payables	(47)	—	(47)
	(47)	—	**(47)**
Net current assets	**122**	—	**122**
Net assets	**218**	—	**218**
SHAREHOLDERS' EQUITY			
Share capital	832	—	832
Share premium account	188	—	188
Retained earnings	(802)	—	(802)
Total equity	**218**	—	**218**

21. Reconciliation of net assets and profit under UK GAAP to IFRS (continued)

Reconciliation of profit for the year ended 30 September 2005

	Note	*Previous GAAP £'000*	*Effect of transition to IFRS £'000*	*IFRS £'000*
Continuing operations				
Revenue		—	—	—
Cost of sales		—	—	—
Gross profit		—	—	—
Administrative expenses		(83)	—	(83)
Operating loss		**(83)**	—	**(83)**
Interest receivable and similar income	3	6	—	6
Loss before taxation		**(77)**	—	**(77)**
Taxation	5	—	—	—
Loss for the year	17	**(77)**	—	**(77)**

Reconciliation of profit for the year ended 30 September 2006

	Note	*Previous GAAP £'000*	*Effect of transition to IFRS £'000*	*IFRS £'000*
Continuing operations				
Revenue		—	—	—
Cost of sales		—	—	—
Gross profit		—	—	—
Administrative expenses		(131)	—	(131)
Operating loss		**(131)**	—	**(131)**
Interest receivable and similar income	3	4	—	4
Loss before taxation		**(127)**	—	**(127)**
Taxation	5	—	—	—
Loss for the year	17	**(127)**	—	**(127)**

ACCOUNTANTS' REPORT ON THE FINANCIAL INFORMATION ON TOMCO

Williams & Webster, P.S.
Certified Public Accountants & Business Consultants

The Directors and the Proposed Director
Netcentric Systems Plc
2nd Floor, Sixty Circular Road
Douglas
Isle of Man IM1 1SA

and

The Directors
Strand Partners Limited
26 Mount Row
London W1K 3SQ

Dear Sirs:

The Oil Mining Company Inc.

We report on the special purpose restated financial information ('financial information') on The Oil Mining Company Inc. set out on pages 53 to 61 below. This financial information has been prepared for inclusion in the admission document dated 22 December 2006 (the "Admission Document") of Netcentric Systems Plc (the "Company") on the basis of the accounting policies set out in Note 2. This report is required by Schedule Two to the AIM Rules and is given for the purpose of complying with that item and for no other purpose.

Responsibilities

The Directors of the Company are responsible for preparing the financial information on the basis of preparation set out in Note 2 to the financial information and in accordance with the standards of the Public Company Accounting Oversight Board (United States).

It is our responsibility to form an opinion on the financial information as to whether the financial information gives a true and fair view, for the purposes of the Admission Document, and to report our opinion to you.

Basis of opinion

We conducted our work in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our work included an assessment of evidence relevant to the amounts and disclosures in the financial information. It also included an assessment of significant estimates and judgments made by those responsible for the preparation of the financial information and whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial information is free from material misstatement whether caused by fraud or other irregularity or error.

Opinion

In our opinion, the financial information gives, for the purposes of the Admission Document, a true and fair view of the state of affairs of the Company as the dates stated and of its profits, cash flows and recognised gains and losses for the periods then ended in accordance with the basis of preparation set out in Note 2 and in accordance with the standards of the Public Company Accounting Oversight Board (United States).

Declaration

For the purposes of Paragraph a of Schedule Two of the AIM Rules we are responsible for this report as part of the Admission Document and declare that we have taken all reasonable care to ensure that the information contained in this report is, to the best of our knowledge, in accordance with the facts and contains no omission likely to affect its import. This declaration is included in the Placing Document in compliance with Schedule Two of the AIM Rules.

Yours faithfully,

Williams & Webster, P.S.
Certified Public Accountants
Spokane, Washington

Members of Private Companies Practice Section, SEC Practice Section, AICPA and WSCPA
Bank of America Financial Center • 601 W. Riverside, Suite 1940 • Spokane, WA 99201
Phone (509) 838-5111 • Fax (509) 838-5114 • www.williams-webster.com

THE OIL MINING COMPANY, INC.

(AN EXPLORATION STAGE ENTERPRISE)
BALANCE SHEET

	June 30, 2006
ASSETS	
CURRENT ASSETS	
Cash	$ —
Total Current Assets	—
TOTAL ASSETS	$ —
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	
CURRENT LIABILITIES	
Accounts payable	$ 7,175
Bank overdraft payable	1,748
Related party advances	15,000
Total Current Liabilities	23,923
COMMITMENTS AND CONTINGENCIES	—
STOCKHOLDERS' EQUITY (DEFICIT)	
Common stock, 100,000,000 shares authorized, $0.001 par value; 200,000 shares issued and outstanding	200
Additional paid-in capital	—
Accumulated deficit	(24,123)
Total Stockholder's Equity (Deficit)	(23,923)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$ —

THE OIL MINING COMPANY, INC.
(AN EXPLORATION STAGE ENTERPRISE)
STATEMENT OF OPERATIONS

	From December 5, 2005 (Inception) to June 30, 2006
SALES	$ —
EXPENSES	
Exploration fees	23,044
Legal fees	1,079
TOTAL EXPENSES	24,123
LOSS BEFORE INCOME TAXES	(24,123)
INCOME TAXES	—
NET LOSS	$ (24,123)
NET LOSS PER COMMON SHARE, BASIC AND DILUTED	$ (0.12)
WEIGHTED AVERAGE NUMBER OF COMMON STOCK SHARES OUTSTANDING, BASIC AND DILUTED	200,000

THE OIL MINING COMPANY, INC.
(AN EXPLORATION STAGE ENTERPRISE)
STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)

	Common Stock		*Additional*	
	Number of Shares	*Amount*	*Paid-in Capital*	*Accumulated Deficit*
Balance, December 5, 2005	—	$ —	$ —	$ —
Common stock issued for cash at $0.001	200,000	200	—	—
Net loss for period ended June 30, 2006	—	—	—	(24,123)
Balance, June 30, 2006	200,000	$ 200	$ —	$ (24,123)

THE OIL MINING COMPANY, INC.
(AN EXPLORATION STAGE ENTERPRISE)
STATEMENT OF CASH FLOWS

		From December 5, 2005 (Inception) to June 30, 2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(24,123)
Adjustment to net loss to cash used by operating activities:		
Increase in accounts payable		7,175
Net cash provided (used) by operating activities		(16,948)
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from related party note payable		15,000
Net cash provided (used) by investing activities		15,000
CASH FLOWS FROM FINANCING ACTIVITIES		
Bank overdraft payable		1,748
Common stock issued for cash		200
Net cash provided (used) by financing activities		1,948
Change in cash		—
Cash, beginning of period		—
Cash, end of period	$	—
SUPPLEMENTAL CASH FLOW DISCLOSURES:		
Interest paid	$	—
Income taxes paid	$	—

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

The Oil Mining Company, Inc. ("TomCo" or "the Company") was incorporated on December 5, 2005 under the laws of the State of Utah primarily for the purpose of acquiring and developing oil shale, coal, and tar sand properties. The Company has elected a June 30th fiscal year end and is considered an exploration stage company.

The Company began its active operations upon acquiring its first oil shale property in April, 2006. The properties held by the Company currently are State of Utah oil shale leases located in the Uinta Basin in Uintah County, Utah. The Company intends to hold these oil shale leases and undertake exploration of these properties in the future.

The management of the Company is seeking additional properties for exploration, and if warranted, possible development. However, there are inherent uncertainties in oil and gas operations and management cannot provide assurances that it will be successful in this endeavor. Furthermore, the Company is in the exploration stage, as it has not realized any significant revenues from its planned operations, nor has it discovered economic oil deposits on any of its properties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of the Company is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity.

Accounting Method

The Company's financial statements are prepared using the accrual method of accounting.

Basic and Diluted Loss Per Share

Statement of Financial Accounting Standards No.128, "Earnings Per Share" (hereinafter "SFAS No. 128"), requires the reporting of basic and diluted earnings/loss per share. Basic loss per share is calculated by dividing net loss by the weighted average number of outstanding common shares during the year. Basic and diluted net loss per share are the same at June 30, 2006 as there were no potential anti-dilutive shares outstanding.

Cash and Cash Equivalents

For purposes of its statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Exploration Stage

The Company is in the exploration stage and has not commenced the sale of any products.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The Company's financial instruments as defined by SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," include cash, accounts payable and accrued expenses and short-term borrowings. All instruments are accounted for on a historical cost basis, which, due to the short maturity of these financial instruments, approximates fair value at June 30, 2006.

Oil and Gas Properties

Costs of acquiring, exploring and developing oil and gas properties are capitalized by project area. Costs to maintain the rights and leases are expensed as incurred. When a property reaches the production state, the related capitalized costs will be amortized, using the units of production method on the basis of periodic estimates of reserves.

The properties are periodically assessed for impairment of value and any losses are charged to operations at the time of impairment.

Should a property be abandoned, its capitalized costs are charged to operations. The Company charges to operations the allocable portion of capitalized costs attributable to properties sold. Capitalized costs are allocated to properties sold based on the proportion of acreage sold to the acreage remaining within the project area.

Impaired Asset Policy

In October 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (hereinafter "SFAS No. 144"). SFAS No. 144 replaces Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This standard establishes a single accounting model for long-lived assets to be disposed of by sale, including discontinued operations. SFAS No. 144 requires that these long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or discontinued operations. This statement is effective beginning for fiscal years after December 15, 2001, with earlier application encouraged. The Company adopted SFAS No. 144 which had no effect on the financial statements of the Company at June 30, 2006.

Financial Accounting Standards

The Company has adopted the fair value accounting rules to record all transactions in equity instruments for goods or services.

Derivative Instruments

The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (hereinafter "SFAS No. 133"), as amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities – Deferral of the Effective Date of FASB No. 133", SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities", SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities", SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity", and SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Standards No. 133 and 140". These statements establish accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. They require that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value.

If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change.

Historically, the Company has not entered into derivatives contracts to hedge existing risks or for speculative purposes.

At June 30, 2006, the Company has not engaged in any transactions that would be considered derivative instruments or hedging activities.

Provision for Taxes

Income taxes are provided based upon the liability method of accounting pursuant to Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (hereinafter "SFAS No. 109"). Under this approach, deferred income taxes are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end. A valuation allowance is recorded against deferred tax assets if management does not believe the Company has met the "more likely than not" standard imposed by SFAS No. 109 to allow recognition of such an asset.

At June 30, 2006, the Company had gross deferred tax assets (calculated at an expected rate of 34%, to include local, state and federal taxes) of approximately $8,200 principally arising from net operating loss carryforwards for income tax purposes and other accumulated temporary differences. As management of the Company cannot determine that it is more likely than not that the Company will realize the benefit of the deferred tax asset, a valuation allowance equal to the deferred tax asset has been established at June 30, 2006. The significant component of the income tax and deferred tax asset at June 30, 2006 was as follows:

	June 30, 2006
Operating Loss	$ 24,100
Deferred tax asset	$ 8,200
Deferred tax asset valuation allowance	(8,200)
Net deferred tax asset	$ —

At June 30, 2006, the Company has estimated net operating loss carryforwards of approximately $24,100 which expire in the year 2026.

Recent Accounting Pronouncements

In March 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 156, "Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140." This statement requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in any of the following situations: a transfer of the servicer's financial assets that meets the requirements for sale accounting; a transfer of the servicer's financial assets to a qualifying special-purpose entity in a guaranteed mortgage securitization in which the transferor retains all of the resulting securities and classifies them as either available-for-sale securities or trading securities in accordance with FASB Statement No. 115; or an acquisition or assumption of an obligation to service a financial asset that does not relate to financial assets of the servicer or its consolidated affiliates. The statement also requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable and permits an entity to choose either the amortization or fair value method for subsequent measurement of each class of servicing assets and liabilities. This statement is effective for fiscal years beginning after September 15, 2006, with early adoption permitted as of the beginning of an entity's fiscal year. Management believes the adoption of this statement will have no immediate impact on the Company's financial condition or results of operations.

In February 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 155, "Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Standards No. 133 and 140" (hereinafter "SFAS No. 155"). This statement established the accounting for certain derivatives embedded in other instruments. It simplifies accounting for certain

hybrid financial instruments by permitting fair value remeasurement for any hybrid instrument that contains an embedded derivative that otherwise would require bifurcation under SFAS No. 133 as well as eliminating a restriction on the passive derivative instruments that a qualifying special-purpose entity ("SPE") may hold under SFAS No. 140. This statement allows a public entity to irrevocably elect to initially and subsequently measure a hybrid instrument that would be required to be separated into a host contract and derivative in its entirety at fair value (with changes in fair value recognized in earnings) so long as that instrument is not designated as a hedging instrument pursuant to the statement. SFAS No. 140 previously prohibited a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This statement is effective for fiscal years beginning after September 15, 2006, with early adoption permitted as of the beginning of an entity's fiscal year. Management believes the adoption of this statement will have no immediate impact on the Company's financial condition or results of operations.

NOTE 3 – OIL AND GAS PROPERTIES

State of Utah Mineral Leases

On April 21, 2006 the Company acquired from two individuals for nominal consideration two groups of oil shale leases. The properties are both located in the Uinta Basin of Utah. These properties are tabulated below:

Lease Number	*County*	*Acres*	*Section #'s*	*Township**	*Range*	*Annual Rental*
49570	Uintah	1638.84	2;16;36	12S	23E	$ 1,600
49571	Uintah	1280.00	11;12;13;14;34;35	12S	24E	$ 1,400

*township and range is relative to the Salt Lake Meridian

The Company has done initial work on evaluating the properties including a publications search of past reports done on the Company property or on nearby properties. The Company also hired an independent geologist to assess the quantity of oil contained on the property in the form of oil shale. The report from this geologist was received by the Company on July 17, 2006.

NOTE 4 – COMMON STOCK ISSUANCES

The Company has authorized 100,000,000 shares of common stock with a par value of $0.001 and 25,000,000 shares of preferred stock with a par value of $0.01. As of June 30, 2006, 200,000 shares of common stock were issued and outstanding and no preferred stock was issued and outstanding. Initial issuances of 200,000 shares of common stock were at par value.

NOTE 5 – GOING CONCERN

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.

As shown in the accompanying financial statement, the Company has no cash, has no revenues, has incurred a net loss of $24,123 for the period from inception thru June 30, 2006 and an accumulated deficit of $24,123 since inception. These factors indicate that the Company may be unable to continue in existence. The financial statements do not include any adjustments related to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

The Company's management has strong beliefs that small private placements or advances from related parties will generate sufficient cash for the Company to operate for the next twelve months. See also Note 6.

NOTE 6 – RELATED PARTIES

The Company received an unsecured, non-interest bearing advance of $15,000 from Dotson Exploration Company ("Dotson") on May 26, 2006. Dotson shares a common officer and director with the Company. The advance was used for operating expenses, is not considered a loan but is repayable on demand.

NOTE 7 – SUBSEQUENT EVENTS

Subsequent to the date of the financial statements, the Company received an additional advance from Dotson Exploration totaling $10,000, to be used in the operations of the Company. The president of the Company also advanced $14,550 for payment of an invoice on behalf of the Company. These advances were made in the same manner as the one described in Note 6.

PART 5

UNAUDITED PRO FORMA STATEMENT OF NET ASSETS FOR THE ENLARGED GROUP

Set out below, for illustrative purposes only, is an unaudited pro forma statement of net assets of the Enlarged Group, prepared on the basis of the notes set out below, to illustrate how the acquisition of TomCo and the Placing might have affected the balance sheet of the Company if they had occurred on 30 September 2006. It has been compiled on the basis described below from the balance sheet of the Company as at 30 September 2006 as set out in Part 3 of this document and the balance sheet of TomCo as at 30 June 2006 as set out in Part 4 of this document. Due to its nature, the proforma statement of net assets may not give a true and fair picture of the financial position of the Enlarged Group and is designed to give only as indication of the net assets of the Enlarged Group.

NETCENTRIC SYSTEMS PLC

PROFORMA STATEMENT OF GROUP NET ASSETS

AS AT 30 SEPTEMBER 2006

	Netcentric *£000*	*TomCo* *£000*	*Reverse Take over* *£000*	*Placing and share issues* *£000*	*Adjustments* *£000*	*Revised Group* *£000*
ASSETS						
Non-current assets						
Goodwill	–	–	5,000	–	13	5,013
Property, plant and equipment	2	–	–	–	–	2
Financial assets						
- Available for sale investments	94	–	–	–	–	94
	96	–	5,000	–	13	5,109
CURRENT ASSETS						
Trade and other receivables	86	–	–	–	(55)	31
Cash and cash equivalents	83	–	–	817	–	900
	169	–	–	817	(55)	931
LIABILITIES						
Current liabilities						
Trade and other payables	(47)	(13)	–	–	–	(60)
NET CURRENT ASSETS/(LIABILITIES)	122	(13)	–	817	(55)	871
NET ASSETS	218	(13)	5,000	817	(42)	5,980
Represented by:						
CAPITAL & RESERVES						
Called up share capital	832	–	1,000	276	–	2,108
Share premium account	188	–	4,000	541	(55)	4,674
Profit and loss account	(802)	(13)	–	–	13	(802)
SHAREHOLDERS FUNDS	218	(13)	5,000	817	(42)	5,980

Assumptions:

1. The above pro forma statement of Group net assets includes the net assets at 30 September 2006 of the existing Netcentric Company, together with the acquisition of TomCo:

   (i) The net assets for Netcentric is at 30 September 2006 in accordance with the audited financial statements.

   (ii) The net assets for TomCo is at 30 June 2006 in accordance with the audited financial statements for the period to 30 June 2006. It is assumed that no material transactions have taken place in TomCo since 30 June 2006.

2. The pro forma statement of net assets has been prepared on the basis that the enlarged group existed at 30 September 2006. The consideration paid at that time is assumed as follows:

   Share capital for TomCo: £5,000,000

3. The price at which the shares in Netcentric are issued to the vendors are 2.5 pence.

4. In addition to the acquisition of TomCo a Placing of an expected 52.1 million shares in Netcentric shares at an issue price of 2.5p will be made simultaneous to the acquisition.

5. The estimated costs of the Acquisition, Placing and Re-Admission to AIM are £561,000 of which £55,000 had been paid by the year-end and £75,000 with the consideration of shares at the Placing price. The costs have been taken to the share premium account.

6. Other adjustments are as follows:

   (i) The acquisition of TomCo will create further goodwill in the Group accounts equivalent to its negative reserves of £13,000 at 30 June 2006

   (ii) Netcentric had paid expenses of £55,000 relating to the Placing at 30 September 2006. Following the successful completion of the Placing this amount will be released as an expense of share issue against the share premium account.

COMPETENT PERSON'S REPORT

SRK Consulting
Engineers and Scientists

SRK Consulting (UK) Ltd
Windsor Court
1-3 Windsor Place
Cardiff
United Kingdom
CF10 3BX
e-mail: cardiff@srk.co.uk
URL: www.srk.co.uk
Tel: + 44 (0)29 20 34 81 50
Fax: + 44 (0)29 20 34 81 99

22 December 2006

The Directors
Netcentric Systems Plc
2nd Floor, Sixty Circular Road
Douglas
Isle of Man IM1 1SA

The Directors
Strand Partners Limited
26 Mount Row
London W1K 3SQ

Dear Sirs

Executive Summary

This report comprises SRK Consulting (UK) Ltd ("SRK")'s independent technical review of the assets held by The Oil Mining Company Inc. ("TomCo") and has been produced in connection with the proposed acquisition of TomCo by Netcentric Systems Plc (Netcentric), a company currently listed on the AIM Market of the London Stock Exchange (AIM).

TomCo's assets comprise a collection of Oil Shale claims which overlie portions of the Green River Shale Formation which in turn is the largest known oil shale deposit in the world. The key information regarding the claim areas is summarised in the table below.

Asset	*Holder*	*Interest (%)*	*Status*	*Expiry Date*	*Licence Area (Acres)*	*Comments*
ML 49570	The Oil Mining Co. Inc.	100	Prospect	31/12/2024	1638.84	Covers Township 12 South, Range 23 East, SLB&M
ML 49571	The Oil Mining Co. Inc.	100	Prospect	31/12/2024	1280.00	Covers Township 12 South, Range 24 East, SLB&M

Oil shale is a general term used to describe those sedimentary rocks, generally shales, rich enough in organic matter, kerogen, to yield synthetic petroleum products following heating at temperatures of the order of 450-500°C and in the absence of air, a chemical process termed pyrolysis. That they represent a significant potential source of oil is not in question. The cost of exploiting oil shale however is currently high relative to other petroleum resources and consequently the potential has not yet been realised on a truly commercial basis.

There are two options for recovering oil from these shales: the mining of the shales and processing of these in a retort, and the heating of these *in situ*. Both methods are currently forecast to produce oil at costs which are higher than the current oil price and also the cost of conventional oil production. The strategic benefit of producing oil in more stable economic regimes may, however, encourage the development of more economic technologies and so enable the oil shale industry to compete with the conventional extraction of oil direct from natural oil fields.

TomCo's leases are located in the extreme eastern portion of the Uinta Basin in Utah and all contain rocks of the Eocene age Green River Formation.

The US Geological Survey undertook an assessment of the oil shales in the Uinta Basin in the 1960's, publishing the results in Professional Paper 548 in 1967. This paper reports "Potential Reserves" based on yield assays prepared by the US Bureau of Mines from some 39 core holes in the area, as well as 20 exploratory wells and information from outcrops, using the accepted standard Fischer assay method.

The USGS estimates were reported for whole claim blocks only, whereas the TomCo areas cover sub-sections of these. Notwithstanding this, applying the USGS analysis to the various full and part blocks of the TomCo leases gives the following estimates:

USGS Statement

Potential Reserve Category	*Tons (millions)*	*Minimum Thickness (ft)*	*Minimum Yield (g/t)*	*Barrels (millions)*
Indicated	120	15	30	85
Inferred	150	15	30	110
Total	270	15	30	195

SRK has independently estimated the potential oil content within the TomCo Leases, using the same methodology as the USGS, but based on data from the four nearest drillholes to TomCo's leases only and has effectively confirmed the reasonableness of the USGS calculations.

Oil shales, however, being an unconventional resource, do not fit easily into the usual petroleum classification codes such as SPE/WPC/AAPG (2000), and SRK has therefore chosen to report its estimates using the terms and definitions and guidelines proposed in the 2004 edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the "JORC Code"). Based on this, SRK has derived the estimate given below which is restricted to the material within roughly half of TomCo's lease areas, all of which is within a few hundred feet of surface, close to the oil shale outcrop and in the immediate vicinity of four drillholes.

SRK Mineral Resource Statement

JORC Category	*Tons (millions)*	*Mean Thickness (ft)*	*Yield (g/t)*	*Barrels (millions)*
Inferred Mineral Resource	200	68	25	120

The Oil Shale within the remaining lease areas lies under thicker overburden (300 to 700 ft), which would limit exploitation to *in situ* methods. While it is almost certain that the Green River Shale is present within the remaining leases, these lie under thicker overburden (up to 700ft) and the exact thickness and yield of the Oil Shale remains uncertain as there is no nearby drillhole data.

In summary, the TomCo prospects lie within an untapped, but known oil shale province and contain an Inferred Mineral Resource of some 120 million barrels with the potential for this to be doubled following further drilling to bring this into line with the USGS estimate. The cost of exploiting this oil

shale using methods that have been demonstrated to date would, however, be such that this would be uneconomic at the current time. Several companies are currently investigating alternative ways to exploit oil shale commercially but even if these investigations are successful, commercial exploitation of oil shales in the USA is unlikely to commence within the next ten years. Further, TomCo's claims are scattered over a large area and even should these investigations prove an economic processing route most likely these would only represent a commercial proposition if exploited along with the surrounding and intervening claims. While the oil shale claims currently held by TomCo do have potential to be exploited in the future, these should be considered as having long term potential only.

For and on behalf of SRK Consulting (UK) Ltd



Dr Mike Armitage, C.Eng
Managing Director SRK (UK) Ltd

TABLE OF CONTENTS

1 INTRODUCTION

1.1 Background

This report comprises SRK Consulting (UK) Ltd (SRK)'s independent technical review of the assets held by The Oil Mining Company Inc. (TomCo) and has been produced in connection with the proposed acquisition of TomCo by Netcentric Systems Plc (Netcentric), a company currently listed on the Alternative Investment Market of the London Stock Exchange (AIM).

TomCo's assets comprise a collection of Oil Shale claims which overlie portions of the Green River Shale Formation which in turn is the largest known oil shale deposit in the world. Figure 1.1 shows the location of the Green River Formation which is in Utah, USA.

1.2 Basis of Opinion

This report is based on:-

- a review of the regional geological setting of the TomCo claims as well as the results of exploration work completed in the area of these claims to date;
- meetings with TomCo personnel and a visit to the assets in April 2006; and
- an assessment of the medium to long term potential for the development of oil shale deposits in general.

Most of the information used to create this report was sourced from published data, relevant publications and discussions with directors and employees of TomCo. SRK is not aware of any material changes to the assets or of the availability of any additional information regarding these since it completed its site visit.

1.3 Qualifications of Consultant

SRK is part of an international group (the SRK Group) which comprises over 600 professional staff offering expertise in a wide range of engineering disciplines.

The SRK Group's independence is ensured by the fact that it holds no equity in any project and that its ownership rests solely with its staff. The SRK Group has a demonstrated track record in undertaking independent assessments of exploration and in preparing competent person's reports and independent feasibility evaluations on behalf of exploration and mining companies and financial institutions world-wide.

This report has been prepared by a team of consultants and associates based at the SRK Group office in Cardiff (United Kingdom). These consultants are specialists in the fields of exploration, oil shale geology, resource estimation and classification.

Neither SRK nor any of its employees employed in the preparation of this report has any beneficial interest in the assets of either TomCo or Netcentric. SRK will be paid a fee for this work in accordance with normal professional consulting practice.

The individuals responsible for this report have extensive experience in the mining industry and are members in good standing of appropriate professional institutions.

2 LICENCE/LOCATION

The topography of the area containing TomCo's claims comprises gently rolling hills dissected by rather deeply incised valleys. The elevation ranges between 2,000 m and 2,200 m above sea level and access is limited.

TomCo holds two separate groups of Mineral Leases, ML49570 and ML49571, in the Uinta Basin of Utah, which together cover a total land holding of 2,918.84 acres. SRK has seen copies of the Mineral Lease Assignment Forms dated April 2006 and which are made out to TomCo. SRK has

P:\U3063 Project Tomcat\Data\Maps\001MA.dwg


BIG PINEY
GREEN RIVER BASIN
Green River
Wyoming
ROCK SPRINGS
EVANSTON
WASHAKIE BASIN
Utah
VERNAL
Colorado
UINTA
BASIN
PICEANCE CREEK BASIN
RIFLE
PRICE
MILES
GRAND JUNCTION
Colorado River

SOURCE: Adapted from Smith, 1980

NOVEMBER 2006 | PROJ. No: U3063	PROJECT TOMCAT	
SRK Consulting Engineers and Scientists	Location of the Green River Formation Oil Shale and its Main Basins	Fig 1.1

not undertaken a legal due diligence study such as would be required to confirm that all statutory consents are in force and current but can confirm that the Mineral Resource estimate given later in this report occurs within the lease limits.

TomCo's leases are not contiguous, but occur in six separate parcels each up to 1,000 acres in extent separated by other parcels presumably held by other companies and individuals. Figure 2.1 shows the location of the leases held by TomCo.

SRK understands that the annual rental for the leases is some US$1 per acre and that while there are no specific work commitments, exploitation of the leases must commence by 2024 it these are to remain in force beyond this.

3 BACKGROUND TO THE POTENTIAL OF OIL SHALE

3.1 Formation of Oil Shale

Oil shale is a general term used to describe those sedimentary rocks, generally shales, rich enough in organic matter, kerogen, to yield synthetic petroleum products following heating at temperatures of the order of 450-500°C and in the absence of air, a chemical process termed pyrolysis.

Oil shale deposits are generally considered to be sedimentary in origin and to have formed as a result of the deposition of organic matter in anaerobic conditions in lakes and lagoons and the burial of this accumulated material during normal diagenetic processes. The compaction of these beds, the removal of water, and the increased temperatures and pressures the material is subjected to then converts the organic matter to kerogen. These are essentially the same processes that are considered to have formed oil deposits, but in the case of oil shale deposits the depth of burial, and consequently the pressures and temperatures the material has been subjected to, have been less and the process has therefore not been so complete. Essentially they are immature oil deposits and as a result have potential to be used to produce petroleum products but require more processing effort to extract this than is the case with oil itself.

3.2 Exploitation of Oil Shale

Although most investigations into the exploitation of oil have focussed on the extraction of the kerogen from this, oil shale itself has been burnt directly as a low grade fossil fuel for hundreds of years in much the same way as coal. Notably, formal mining of oil shale commenced in Estonia towards the end of the First World War as fuel became increasingly scarce and two oil shale power stations were constructed in the 1960s and 1970s which are still operating now. These are, however, running at a very reduced capacity and direct use of oil shale as a whole is declining across the world and only in Estonia is oil shale burned on a commercial scale.

More typically, the exploitation of oil shale has been focused on processing the oil shale to recover the oil itself. This potential was first identified in the mid 1800s in Scotland and deposits were still being exploited in the vicinity of Edinburgh as recently as the 1960s. This process requires the oil shale to be artificially subjected to increased temperatures and pressures, similar to those created naturally to produce coal and oil. There are essentially two potentially commercial approaches to doing this. Either the deposits can be mined conventionally, in the same way as for example coal by either open pit or underground methods and then treated on surface to recover the oil products, or they can be intersected by drillholes and artificially heated *in situ* to produce oil which can then be recovered via the drillholes.

Conventional mining followed by processing on surface to recover the oil is ongoing in several countries, notably in Estonia, Russia, Brazil, Australia and China, but is not being done on a commercial scale. At present, the relatively low oil concentration in oil shale compared to direct exploitation of conventional oil fields and the high costs of heating and significant water requirements make it an expensive way to produce oil. Various companies and institutions have indicated that typical extraction costs would be around US$40/barrel in today's terms which is significantly more than the equivalent for most current day oil producers and also more than the price of oil for most of the last 40 years. There are also significant environmental issues to be addressed when mining oil shales in a conventional manner, not least in disposing of the used oil


P:\U3063 Project Tomcat\Data\Maps\Topo_Shale_Contours.wor
LEGEND
600 ft
Lease containing SRK inferred resource indicating depth to oil shale
600 ft
Lease with potential indicating depth to oil shale
Oil shale contours (ft above mean sea level)
Surface topography contours (ft above mean sea level)
Oil shale outcrop
Drillhole collar location
N
109° 20' W
109° 15' W
109° 10' W
39° 45'
5,200
5,300
5,400
5,500
5,600
5,700
5,750
5,800
5,900
6,000
6,100
6,200
6,300
6,400
6,500
6,600
6,700
6,800
6,900
7,000
600 ft
200 ft
0 - 100 ft
300 ft
150 ft
0 1 2 3 4 5km

NOVEMBER 2006 | PROJ. No: U3063 | PROJECT TOMCAT

SRK Consulting

Lease Location Plan Showing Oil Shale Contours and Outcrop

Fig 2.1

shale which expands such that the waste produced is more than the material mined. SRK considers that the production of oil from mining and processing of oil shale will be limited to principally strategic projects until the world oil reserves have been substantially extracted and the costs of extracting the remaining reserves increase towards those incurred by processing oil shale.

- *In situ* extraction, although still at a developmental stage, appears to offer a potentially viable and attractive alternative to conventional mining. The Shell Oil Company (Shell) has an ongoing project which was established in the 1980s, termed the Mahogany Research Project, some 200 miles west of Denver. This project uses an electrical heating element which is installed underground within the oil shale seams in a drillhole and which then heats the kerogen in the oil shale over a three to four year period, replicating natural diagenetic processes, but at a much increased rate. This then converts the kerogen into oil and gas which is then pumped to surface via more drillholes. The attractiveness of this method, which Shell terms the *In Situ* Conversion Process (ICP), is that it would enable much deeper seams to be exploited. In 2005 Shell reported that it had produced some 1,200 barrels of light oil plus associated gas from its latest test site and that it was ready to commence final tests, the aim of which was to prove the technology to the point where a decision could be made on the construction of a commercial facility.

3.3 *Oil Shale and the United States*

It is generally accepted that the United States of America (USA) hosts some two thirds of the world's total available potentially exploitable oil shale. The US Office of Naval Petroleum and Oil Shale Reserves estimates there to be some 1.6 trillion (1.6×10^{12}) barrels of oil around the world some 1.0-1.2 trillion of which are in the USA. The bulk of this oil shale is concentrated in the Green River Formation in Wyoming and Utah which is where TomCo's assets are.

While there is no current oil shale production in the country, it is therefore not surprising that both oil companies and the government have undertaken and supported many trials and initiatives to investigate the best way this resource can be exploited. Most notably there was a flurry of activity in the 1970s and 1980s in response to the then prevailing fuel crisis but these investigations were gradually stopped as oil prices stabilised at relatively low levels.

Notwithstanding this, Shell has reported that it considers that its *in situ* technology may be able to produce oil economically at an oil price of over US$30/barrel and is in the process of lobbying the government for active support, notably the release from US Government control of more deposits for assessment, tax/royalty incentives and a loosening of permitting restrictions. In January 2006, the Bureau of Land Management announced that it had accepted 8 proposals from six companies, including Shell, to develop oil shale technologies, six of which are focussed on *in situ* extraction. Each of these projects have been allocated parcels of land on which to conduct their research and given preferential rights to convert just over 5,000 acres to a commercial lease should the work prove successful. Two of these projects are in Utah.

3.4 *Concluding Remarks*

That oil shales exist and that they represent a significant potential source of petroleum products is not in question. The cost of exploiting oil shale however is currently high relative to other petroleum resources and consequently the potential has not yet been realised on a truly commercial basis.

There are two options for recovering oil from these shales: the mining of the shales and processing of these in a retort, and the heating of these *in situ*. Both methods are currently forecast to produce oil at higher costs than from conventional drilling of oil but the strategic benefit of producing oil in more stable economic regimes may encourage the development of more economic technologies and so enable the oil shale industry to compete with the conventional extraction of oil direct from natural oil fields.

The ongoing testwork is however very expensive and the timeframe for the testwork necessarily medium to long term and most likely therefore this is only attractive to large oil/mining companies, Shell for example has been undertaking investigations for some twenty years at its Mahogany project to the west of Denver, or research organisations.

In summary therefore, while oil shale deposits such as those currently held by TomCo do have the potential to be exploited in the future, these should be considered as having long term potential only. Even if some of the ongoing trials are successful, it is unlikely, for example, that the trials currently underway will result in the establishment of a commercial operation in the United States within the next 10 years unless this is accelerated by additional funding or support from the government of the USA that accelerates this.

4 GEOLOGICAL SETTING

4.1 Regional Geology

TomCo's leases are located in the extreme eastern portion of the Uinta Basin in Utah and all contain rocks of the Eocene age Green River Formation which is known to host the largest oil shale deposits reported to have been discovered in the world to date.

The area as a whole has been studied by geologists for over a hundred years, although the existence of oil shale was first identified in 1913. The most definitive public document on the area is US Geological Survey (USGS) Professional Paper 548 published in 1967.

The Green River Formation has been divided, in ascending order, into the Douglas Creek, Garden Gulch, Parachute Creek and Evacuation Creek Members. The Douglas Creek Member is composed largely of sandstones, siltstones and limestones while the Garden Gulch, Parachute Creek and Evacuation Creek Members are composed of marls, siltstones and oil shale thought to have been deposited in a lacustrine environment. The Parachute Creek Member contains the principal beds of the Green River Formation and the richest of these beds is the Mahogany oil shale bed.

The Uinta Basin is a structurally asymmetric depression with the most steeply inclined rocks occurring along its northern flank. In the area of TomCo's lease the beds dip at shallow to moderate angles to the northwest and there is very little faulting in the area.

4.2 Deposit Geology

The Mahogany oil shales are reported in geological literature to be composed of magnesian marlstone and have a high content of organic matter. The predominant inorganic constituents are dolomite, calcite and clay and clastic minerals such as quartz, sanidine, feldspar, muscovite, zircon and apatite all occur in small amounts and are partly of volcanic origin. The organic matter is of two types, one type is a stuctureless material, translucent and lemon-yellow to reddish brown in colour while the other comprises complete or fragments of organisms including algae, protozoa and insects and parts of higher plants including spores, pollen grains and minute pieces of tissue.

The oil shale beds themselves are typically several metres thick outcrop to the east of the TomCo Leases and extend in a continuous manner for several miles, suggesting that they were deposited in a very quiescent environment. They are also dark in colour where outcropping and visibly oil bearing and tend to weather less than the associated beds and to stand out as ledges. In fact the degree of resistance to weathering and darkness of the colour of the rock in outcrop are in direct proportion to the content or organic matter. In the TomCo Leases themselves the oil shale beds are between tens of metres and at most a few hundred metres below surface. Figure 2.1 which shows the respective locations of the leases also shows the elevation of the oil shale beds within these.

The specific gravity of the oil shale is inversely proportional to the organic content and potential oil yield. For example, oil shale with an average specific gravity of 2.38 yields approximately 15 gallons of oil per ton, while oil shale with an average specific gravity of 1.40 yields approximately 100 gallons of oil per ton.

5 RESOURCE STATEMENT

5.1 USGS Estimates

The USGS undertook an assessment of the oil shales in the Uinta Basin in the 1960's, publishing the results in Professional Paper 548 in 1967. This paper reports "Potential Reserves" based on yield assays prepared by the US Bureau of Mines from some 39 core holes in the area, as well as 20 exploratory wells and information from outcrops, using the accepted standard Fischer assay

method. "Potential Reserves" for whole claim blocks were estimated, based on minimum Oil Shale seam thickness of 15 ft and a minimum yield of 30 gallons per ton, and were classified as "Indicated" or "Inferred" based on proximity to the nearest drillhole.

The USGS estimates were reported for whole claim blocks only, whereas the TomCo areas cover sub-sections of these. Notwithstanding this, applying the USGS analysis to the various full and part blocks of the TomCo Leases gives the following estimates:

Table 5.1 USGS Statement

Potential Reserve Category	*Tons (millions)*	*Minimum Thickness (ft)*	*Minimum Yield (g/t)*	*Barrels (millions)*
Indicated	**120**	**15**	**30**	**85**
Inferred	**150**	**15**	**30**	**110**
Total	**270**	**15**	**30**	**195**

5.2 SRK Estimates

Confirmation of USGS Estimate

SRK has independently estimated the potential oil content within the TomCo Leases, using the same methodology as the USGS, but based on data from the four nearest drillholes to TomCo's leases only. Using this approach, SRK's comparable estimate would be 390 million tons with a potential yield of 230 million barrels, contained in oil shales with an average thickness of some 68 ft and a mean yield of 25 gallons per ton. This effectively confirms the reasonableness of the USGS calculations.

Reporting using the JORC Code

Oil shales, being an unconventional resource, do not fit easily into the usual petroleum classification codes such as SPE/WPC/AAPG (2000), and SRK has therefore chosen to report these using the terms and definitions and guidelines proposed in the 2004 edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the "JORC Code"). Although this Code is designed primarily for the reporting of hard rock mineral deposits, it is widely applied to sedimentary mineral resources such as coal, and given that the TomCo Oil Shale Leases could be exploited at least in part by open pit mining, SRK considers it to be an appropriate code in this case.

Figure 2.1 shows the six TomCo Lease areas in relation to overburden thickness and the location of offsetting drillhole data. The three eastern areas all lie close to the outcrop of the Oil Shale, under relatively thin overburden cover (up to 200 ft), and are relatively close to the existing drillholes. In our opinion, the Oil Shale demonstrated to be present within these lease areas is sufficiently well known to be reported as an *Inferred Mineral Resource* as defined by the JORC Code. We have estimated these to contain some 200 million tons of oil shale containing a potential yield of 120 million barrels with an average yield of 25g/t. This Mineral Resource, summarized in Table 5.2 below, could in theory be accessed via open pit mining and "traditional" retorting of the shale to release the oil, although *in situ* methods remain an option.

Table 5.2 SRK Mineral Resource Statement

JORC Category	*Tons (millions)*	*Mean Thickness (ft)*	*Yield (g/t)*	*Barrels (millions)*
Inferred Mineral Resource	**200**	**68**	**25**	**120**

The Oil Shale within the three western lease areas lies under thicker overburden (300 to 700 ft), which would limit exploitation to *in situ* methods. While it is almost certain that the Green River Shale is present within these leases, the exact thickness and yield of the Oil Shale remains uncertain

as there is no nearby drillhole data. Notwithstanding this, we fully expect that limited further drilling would enable a Mineral Resource to be reported for these areas and that this has the potential to double the Inferred Mineral Resource presented above to bring this into line with the USGS estimate.

6 CONCLUDING REMARKS

The TomCo prospects lie within an untapped, but known oil shale province and contain an Inferred Mineral Resource as defined by the JORC Code of some 120 million barrels with the potential for this to be doubled following further drilling. The cost of exploiting this oil shale using methods that have been demonstrated to date would, however, be such that this would be more expensive than conventional drilling at the current time. Ongoing investigations and testwork in several countries has gradually shifted from the mining of oil shales and the processing of these on surface to the treatment of these *in situ*, although both approaches are still under investigation and in this case, given the fact that the oil shales are at generally shallow depths, then certainly conventional mining remains an option. This ongoing testwork is however very expensive and the timeframe for the testwork necessarily medium to long term. Even if this testwork is successful, commercial exploitation of oil shales in the USA is therefore unlikely to commence within the next ten years. Further, TomCo's claims are scattered over a large area and even should these investigations prove an economic processing route most likely these would only represent a commercial proposition if exploited along with the surrounding and intervening claims.

In summary therefore, while the oil shale claims currently held by TomCo do have potential to be exploited in the future, these should be considered as having long term potential only.

For and on behalf of SRK Consulting (UK) Ltd



Dr Mike Armitage, C. Eng
Managing Director SRK (UK) Ltd

PART 7

ADDITIONAL INFORMATION

1. Responsibility

The Company, the Directors and the Proposed Director, whose names and functions are set out in paragraph 2 of this Part 7, accept responsibility for all the information contained in this document. To the best of the knowledge and belief of the Company, the Directors and the Proposed Director (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and contains no omission likely to affect the import of such information.

2. The Directors

2.1 The Directors and the Proposed Director and their respective functions on Completion will be as follows:

Stephen Komlosy	*(Executive Chairman)*
Gerard Thompson	*(Executive Director)*
John May	*(Finance Director)*
Howard Crosby	*(Chief Executive Officer)*
Paul Hughes	*(Non-Executive Director)*
John Ryan	*(Commercial Director)*

2.2 The business address of each of the Directors and the Proposed Director is 34 Grosvenor Gardens, London SW1W 0DH.

3. The Company

3.1 The Company was incorporated in the Isle of Man on 27 October 1987 under the Isle of Man Companies Acts 1931-2004, with registered number 36210C, with the name Dolphin International Limited. The Company changed its name to Dolphin Media Limited on 17 January 1990, then to Manx & Overseas Investments Limited on 19 February 1992. On 21 December 1992 the Company changed its name to Manx & Overseas Plc and became a public company limited by shares. On 10 July 2000 it changed its name to Netcentric Systems Plc.

3.2 The Company's principal place of business is at 34 Grosvenor Gardens, London SW1W 0DH and the telephone number is 0208 997 0001.

3.3 The principal legislation under which the Company operates is the Companies Acts 1931-2004, as amended of the Isle of Man and regulations made thereunder.

3.4 The liability of the members is limited to the amount, if any, unpaid on the shares respectively held by them.

3.5 The business of the Company and its principal activity is that of a holding company.

4. Subsidiaries and investments

4.1 Prior to Completion, the Company has two wholly owned subsidiaries as follows:

Name	*Country of incorporation (registered number)*	*Date of incorporation*	*Authorised share capital (issued share capital)*	*Activity*
TomCo I LLC	Delaware, USA	15 September 2006	No share capital	Dormant
TomCo II LLC	Delaware, USA	27 September 2006	No share capital	Dormant

4.2 The Company holds the following investments:

4.2.1 Coolcharm Gold Mining Company Limited, a company of which Stephen Komlosy, John May and Gerard Thompson are directors and whose share capital they are also interested, 471,070 shares, equal to 3.47 per cent. of the issued share capital; and

4.2.2 Harrell Hospitality Group Inc., a company in whose share capital Stephen Komlosy and Gerard Thompson are also interested, 9,751 shares, equal to 0.07 per cent. of the issued share capital.

4.3 Except as stated in this paragraph 4, the Company does not have, nor has it taken any action to acquire, any significant investments.

5. The Oil Mining Company, Inc.

5.1 The Oil Mining Company, Inc. was incorporated in the USA under the laws of the State of Utah on 5 December 2005 with company number 6064669-0142. TomCo's registered office is at 57 W 200 S STE 310, Salt Lake City, UT 84101, USA. Its principal place of business is 301 Central Avenue, No. 384, Hilton Head Island, South Carolina 29926, USA. The liability of its members is limited.

5.2 The business of TomCo and its principal activity is that of an oil shale lease holding company.

5.3 TomCo's directors are: John Ryan (President), Edward M. Cox and Peter Laczay.

5.4 TomCo has an issued share capital of 200,000 ordinary shares of US$0.01 each.

5.5 TomCo has no subsidiaries and is not a member of a group.

5.6 TomCo does not hold any investments.

6. Share capital

6.1 Between 8 June 2006 and 31 August 2006, the Company issued and allotted 26,600,000 Ordinary Shares at US$0.02 per Ordinary Share under the Seed Placing.

6.2 The authorised and issued share capital of the Company at the date of this document is and following Completion will be as follows:

	Authorised		*Allotted and fully paid*	
	£	*Ordinary Shares*	*£*	*Ordinary Shares*
Current	2,500,000	500,000,000	831,673	166,334,602
On Completion	3,000,000	600,000,000	2,102,863	420,572,602

6.3 Pursuant to the articles of association of the Company, the Directors are authorised to allot Ordinary Shares during the period from 30 May 2006 until the earlier of the conclusion of the annual general meeting of the Company in 2007 or 30 November 2007 up to an amount not exceeding fifty per cent. of the aggregate of the nominal amount of the Ordinary Shares in issue on 30 May 2006, unless revoked or varied by the Company in a general meeting.

6.4 At the EGM, resolutions will be proposed to:

6.4.1 approve the waiver by the Panel of any obligation on the part of the Concert Party to make a general offer to the Shareholders which obligation might otherwise have arisen by the issue to the Vendors of 200,000,000 new Ordinary Shares;

6.4.2 approve the Acquisition;

6.4.3 increase the authorised share capital of the Company to £3,000,000 by the creation of 100,000,000 new Ordinary Shares;

6.4.4 amend the Company's articles of association so as to give Directors authority to allot Ordinary Shares upto a nominal value of £892,826.99;

6.4.5 change the name of the Company to TomCo Energy Plc; and

6.4.6 alter the Company's memorandum of association.

6.5 Except as disclosed in this document, the Company does not have in issue any securities not representing share capital and there are no outstanding convertible securities issued by the Company.

6.6 Following the Acquisition and Placing, 420,572,602 Ordinary Shares will be issued fully paid or credited as fully paid (excluding any Ordinary Shares to be issued on the exercise of the Warrants).

6.7 On Completion, the holders of Existing Ordinary Shares will suffer a dilution of 60.45 per cent. in their interests in the Company.

6.8 The International Security Identification Number for the Ordinary Shares is GB00 31782278.

6.9 The new Ordinary Shares may be held in either certificated form or, under the CREST system.

6.10 The new Ordinary Shares will rank in full for all dividends or other distributions hereafter declared, paid or made on the ordinary share capital of the Company.

6.11 No shares in the Company are currently in issue with a fixed date on which entitlement to a dividend arises and there are no arrangements in force whereby future dividends are waived or agreed to be waived.

6.12 To the best of the Directors' and Proposed Director's knowledge, only the Concert Party, directly or indirectly, acting jointly, exercise or could exercise control over the Company.

6.13 Except as stated in this document:

6.13.1 the Company does not have in issue any securities not representing share capital;

6.13.2 there are no outstanding convertible securities issued by the Company;

6.13.3 no share capital of the Company is under option or has been agreed conditionally or unconditionally to be put under option; and

6.13.4 none of the Directors, the Proposed Director or members of their families has a related financial product referenced to the Ordinary Shares.

7. Warrants

7.1 On 22 July 2002, the Company issued a warrant instrument creating warrants to subscribe in cash for 2,868,372 Ordinary Shares ("Existing Warrant Instrument"). The only outstanding warrant created under the Existing Warrant Instrument is described in paragraph 7.2 below.

7.2 Pursuant to the Existing Warrant Instrument, the Company has issued the following warrant:

Warrant Holder	*Number of Ordinary Shares*	*Exercise Price*	*Exercise Period*
Teather & Greenwood Limited	2,868,372	0.817p	During each of the 30 day periods following the announcement of the final and interim results of the Company in respect of each of the years 2002 to 2007 inclusive

7.3 A warrant instrument was adopted by the Company on 22 December 2006 ("New Warrant Instrument") which, conditional on Admission grants the holders of New Warrants the right to subscribe for 7,386,692 Ordinary Shares. The New Warrants are held by the Directors (excluding Paul Hughes) and the Proposed Director as set out in paragraph 12.1 of this Part 7.

7.4 The New Warrant Instrument provides as follows:

7.4.1 The New Warrants confer the right to subscribe in cash for Ordinary Shares at the Placing Price. The New Warrants are only exercisable if the average closing mid-market price of the Ordinary Shares is equal to or exceeds twice the Placing Price for a 30 dealing day period prior to the date of exercise; and

7.4.2 The New Warrants may be exercised for a period of two years following the second anniversary of Admission.

7.5 A warrant instrument was adopted by the Company on 22 December 2006 ("Strand Warrant Instrument") which, conditional on Admission grants Strand Partners Securities Limited the right to subscribe at the Placing Price for such number of Ordinary Shares as represents 2 per cent. of the Ordinary Share capital of the Company on the date of exercise.

7.6 The Strand Warrant may be exercised at any time during the five years following Admission.

7.7 The Existing Warrant Instrument provides that save where an applicable waiver has been obtained from the obligations under Rule 9, the Warrant Instrument provides that any holder of the Warrants may not exercise any subscription rights under the Warrants if such exercise would result in the holder (together with any person or persons acting in concert with him for the purposes of the City Code) holding more than 29.99 per cent. of the issued voting share capital of the Company at the date thereof.

7.8 The existing Warrant Instrument, the New Warrant Instrument and the Strand Warrant Instrument provide as follows:

7.8.1 For as long as the Company's Ordinary Share capital is admitted to AIM it is the intention of the Company to apply to AIM for the Ordinary Shares allotted pursuant to any exercise of subscription rights to be admitted to AIM.

7.8.2 The Warrant Instrument provides that the exercise terms of the Warrant are to be adjusted in certain circumstances such as in the event of a consolidation or sub-division of the ordinary share capital of the Company. If and whenever there shall be an alteration in the nominal amount of the Ordinary Shares as a result of a consolidation or sub-division, the subscription price in force immediately prior to such alteration shall be adjusted by multiplying it by a fraction of which the numerator shall be the nominal amount of one such Ordinary Share immediately after such alteration and the denominator shall be the nominal amount of one Ordinary Share prior to such alternation, and such adjustment shall become effective on the date the alteration takes place.

7.8.3 If an order is made or an effective resolution is passed for the winding up of the Company (except for the purpose of a reconstruction, amalgamation or unitisation on the terms sanctioned by an extraordinary resolution of the holders of the Warrants) each holder of Warrants will be treated as if he had exercised his Warrants in full immediately before the passing of the order or resolution and will be entitled to receive out of the assets available in the liquidation *pari passu* with the holders of the Ordinary Shares such sum as he would have received if he had actually held such Ordinary Shares less the aggregate subscription price of such Ordinary Shares under the terms of the Warrants. Subject to this all unexercised Warrants shall lapse on the liquidation of the Company.

8. Memorandum of association

The objects for which the Company was established are *inter alia,* to be a holding company. At the EGM a resolution will be proposed to amend the objects of the Company, as set out in the memorandum annexed to the Notice of EGM.

9. Articles of association

The rights attaching to the Ordinary Shares, as set out in the articles of association of the Company, contain, amongst others, the following provisions:

Votes of members

9.1 Subject to any special rights or restrictions as to voting attached to any shares, on a show of hands every member who is present in person shall have one vote, and on a poll every member who is present in person or by proxy shall have one vote for every share of which he is the holder.

Variation of rights

9.2 If at any time the share capital of the Company is divided into different classes of shares, the special rights attached to any class may, subject to the provisions of the Act, be varied or abrogated either (a) in such manner (if any) as may be provided by such rights; or (b) with the consent in writing of the holders of at least three fourths in nominal value of that class or with the sanction of an extraordinary resolution passed at a separate meeting of the holders of that class but not otherwise. The quorum at such a meeting shall be not less than two persons holding or representing by proxy at least one third in nominal amount of the issued shares of the class in question.

Transfer of shares

9.3 Subject to the provisions of the articles relating to CREST, all transfers of shares will be effected in writing in any usual or common form or in any other form acceptable to the Directors and may be under hand only and must be signed by or on behalf of the transferor. The transferor is deemed to remain the holder of the share until the name of the transferee is entered in the register of members in respect of it.

9.4 The Directors may decline to recognise any instrument of transfer to register the transfer of a share in certificated form if in the opinion of the Directors (and with the concurrence of the London Stock Exchange) exceptional circumstances so warrant.

9.5 The articles of association contain no restrictions on the free transferability of fully paid ordinary shares provided that the transfers are in favour of not more than four transferees, the transfers are in respect of only one class of share and the provisions in the articles of association, if any, relating to registration of transfers have been complied with.

Payment of dividends

9.6 The profits of the Company available for dividend and resolved to be distributed shall be applied in the payment of dividends to the members in accordance with their respective rights and priorities. The Company in General Meeting may declare dividends accordingly, but no dividend shall exceed the amount recommended by the Directors. No dividends shall be payable otherwise than in accordance with the Act and out of the profits of the Company available for that purpose.

Unclaimed dividends

9.7 Any dividend unclaimed after a period of 12 years from the date of its due date of payment shall at the expiration of that period be forfeited and cease to remain owing by the Company and shall thenceforth belong to the Company absolutely.

Untraced Shareholders

9.8 The Company may sell any share at the best price reasonably obtainable therefore any share held by a member, or any share to which a person is entitled by transmission, if all the following stipulations are complied with in relation thereto:

(a) during a period of 12 years within which at least three dividend payments in respect of the shares in question have become payable, no cheque or warrant sent by the Company in the manner prescribed by these Articles has been cashed and no communication has been received by the Company from the member or person concerned;

(b) the Company has, at the expiration of such period of 12 years, by advertisement in both a national daily newspaper and in a newspaper circulating in the area of the address at which service of notices upon such member or person may be effected in accordance

with theses Articles, and by notice in writing to the London Stock Exchange if shares of the class concerned are listed thereon, given notice of its intention to sell such share; and

(c) the Company has not during a further period of three months after the date of the advertisement and prior to the sale of the share received any communication from the member or person concerned.

Return of capital

9.9 On a winding-up of the Company, the balance of the assets available for distribution will, subject to any sanction required by the Act, be divided amongst the members.

Borrowing powers

9.10 Subject to the provisions of the Act, the Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property, assets and uncalled capital, and to issue debentures and other securities whether outright or as collateral for any debt, liability or obligation of the Company or of any third party.

9.11 The Directors must restrict the borrowing of the Company and exercise all voting and other rights and powers of control exercisable by the Company in relation to subsidiary companies, if any, so as to secure, as regards subsidiary companies so far as by such exercise they can secure, that the aggregate amount for the time being remaining outstanding of all money borrowed by the Company and its subsidiaries, determined as hereinafter mentioned, in respect of moneys borrowed by it or them or any of them shall not without the previous sanction of an Ordinary Resolution of the Company, exceed an amount equal to £25,000,000 or, if greater, four times the aggregate of the nominal amount of the share capital of the Company for the time being issued and paid up or credited as paid up and the amounts for the time being standing to the credit of the consolidated reserves, including share premium account, capital redemption reserve and profit and loss account, of the Group all as shown in its then latest audited balance sheet and after adjustment as specified in the articles.

Directors

9.12 No shareholding qualification is required by a Director.

9.13 The ordinary remuneration of each of the Directors shall not exceed £250,000 per annum (or such higher sum as may from time to time be determined by an Ordinary Resolution). The Directors shall also be entitled to be paid all travelling, hotel and other expenses properly incurred by them in connection with the business of the Company, or in attending and returning of meetings of the Directors or of committees of the Directors or General Meetings or separate meetings of the holders of any class of shares or debentures of the Company or otherwise in connection with the discharge of their duties.

9.14 At every annual general meeting, one third of the Directors who are subject to retirement by rotation, or as near to it as may be, will retire from office by rotation, provided that if any year the number of directors shall be two, one of such Directors shall retire. A retiring Director is eligible for reappointment.

9.15 The Directors may from time to time appoint one or more of their body to be the holder of an executive office on such terms as they think fit.

9.16 Save as herein provided, a Director shall not vote on or in respect of any contract or arrangement or any other proposal in which he has any interest which is to his knowledge a material interest otherwise than by virtue of his interests in shares or debentures or other securities or rights of or otherwise in or through the Company. However a Director shall be entitled to vote in respect of any contract or arrangement or any other proposal in which he has any interest which is not material. A Director shall not be counted in the quorum at a meeting in relation to any resolution on which he is debarred from voting.

9.17 In the absence of some other material interest than is indicated below, a Director is entitled to vote and be counted in the quorum in respect of any resolution concerning any of the following matters:

9.17.1 the giving of any security, guarantee or indemnity to him in respect of money lent or obligations incurred by him or by any other person at the request of or for the benefit of the Company or any of its subsidiary undertakings; or

9.17.2 the giving of any security, guarantee or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiary undertakings for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

9.17.3 any proposal concerning an offer of shares or securities of or by the Company or any of its subsidiaries for subscription or purchase in which offer he is or is to be interested as a participant in its underwriting or subunderwriting; The Company is not required to withhold tax at source.

9.17.4 any proposal concerning any other company in which he is interested, as defined in Part VI of the Act, provided that he is not the holder of or beneficially interested in one per cent. or more of any class of the equity share capital of such company.

9.17.5 any arrangement for the benefit of employees of the Company or any of its subsidiary undertakings which does not award him any privilege or benefit not generally awarded to the employees to whom such arrangements relates; and

9.17.6 any contract, arrangement, transaction or proposal concerning insurance which the Company proposed to maintain or purchase for the benefit of Directors or for the benefit or persons including the Directors.

9.18 If any question arises at any meeting as to the materiality of a Director's interest or as to the entitlement of any Director to vote and such question is not resolved by his voluntarily agreeing to abstain from voting, such question must be referred to the chairman of the meeting and his ruling in relation to any other Director will be final and conclusive except in a case where the nature or extent of the interest of such Director has not been fully disclosed.

9.19 The Directors may provide or pay pensions, annuities, gratuities and superannuation or other allowances or benefits to any Director, ex-Director, employee or ex-employee of the Company or any of its subsidiaries or any wife, widow, children and dependants of any such Director, ex-Director, employee or ex-employee.

Uncertificated Shares

9.20 Any shares in the Company may be issued, held, registered, converted to, transferred or otherwise dealt with in uncertificated form, and converted from uncertificated form to certificated form and vice versa, in accordance with the Uncertificated Securities Regulations 2005 and practices instituted by the operator of the relevant system.

General meetings

9.21 An annual General Meeting shall be called on not less than 20 Business Days' notice and a General Meeting at which a Special Resolution is to be proposed shall be called by 21 days' notice at the least, and all other General Meetings shall be called by 14 days' notice at the least.

9.22 Notices must be given in the manner stated in the articles to the members, other than those who under the provisions of the articles or under the rights attached to the shares held by them are not entitled to receive the notice, to the Directors (including the alternate directors) and to the Auditors and (where required by the Acts) former auditors of the Company.

9.23 No business other than the appointment of a chairman shall be transacted at any General Meeting unless the quorum is present when the meeting proceeds to business. Save as set out in these Articles otherwise provided, two members present in person or by proxy and entitled to vote at the meeting shall be a quorum for all purposes.

9.24 At a general meeting a resolution put to the vote will be decided on a show of hands unless, before or on the declaration of the show of hands, a poll is demanded by the chairman or by at least five members present in person or by proxy and entitled to vote or by a member or members entitled to vote and holding or representing by proxy at least one tenth of the total voting rights of all the members having the right to vote at the meeting. Unless a poll is demanded as above, a declaration by the chairman that a resolution has been carried, or carried unanimously or by a particular majority, or lost, or not carried by a particular majority, and an entry to that effect in the book containing the minutes of the proceedings of general meetings of the Company is conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against such resolution.

9.25 The instrument appointing a proxy must be in writing in any usual or common form, or such other form as may be approved by the Directors, and will be signed by the appointor or by his agent duly authorised in writing or if the appointor is a corporation, must be either under its common seal or signed by an officer or agent so authorised. The Directors may, but will not be bound to, require evidence of authority of such officer or agent. An instrument of proxy need not be witnessed.

9.26 The instrument appointing the proxy shall be deemed to include the right to demand or join in demanding a poll but shall not confer any further right to speak at the meeting, except with the permission of the chairman of the meeting.

Ownership disclosure

9.27 The Company is entitled under the Act and its articles of association to require members to disclose their interests in the capital of the Company.

10. Taxation

United Kingdom

The following paragraphs are intended as a general guide only for Shareholders who are resident, ordinarily resident and domiciled in the United Kingdom for tax purposes. The statements only apply to Shareholders who are beneficial owners of Placing Shares but are not applicable to all categories of Shareholders, and in particular, are not addressed to:

10.1 Shareholders who do not hold their Placing Shares as capital assets;

10.2 Shareholders who own (directly or indirectly) ten per cent. or more of the Company; and

10.3 special classes of Shareholders such as dealers in securities or currencies, broker-dealers or investment companies.

The statements do not purport to be comprehensive or to describe all potential relevant considerations. They are based on current legislation and UK HM Revenue & Customs' practice. Any Shareholder or prospective purchaser of Placing Shares should consult their professional advisers on the possible tax consequences of acquisition, ownership and disposition under the laws of their particular citizenship, residence and/or domicile.

Stamp duty and stamp duty reserve tax

Any subsequent disposal of the Placing Shares will generally give rise to payment of ad valorem stamp duty on the transfer document at the rate of 50p per £100, or part, on the amount or value of the consideration paid, subject to minimum duty of £5. Agreements for such transfers are generally subject to stamp duty reserve tax (unless the transfer of the relevant shares is duly stamped with ad valorem

duty). Generally, this is at the rate of 0.5 per cent. of the amount or value of the consideration paid. Liability to pay any stamp duty reserve tax is generally that of the transferee or purchaser. Where a purchase or transfer is effected through a member of the London Stock Exchange or a qualified dealer, the member or dealer will normally account for the collection and payment of the tax, but in all other cases the transferee or purchaser must account for the tax to HM Revenue & Customs.

Persons operating clearance services or depositary receipt schemes may be required to account for stamp duty and stamp duty reserve tax at rates higher than those referred to above.

Taxation of chargeable gains

A subsequent disposal of the Placing Shares by persons resident or ordinarily resident in the United Kingdom in a tax year which gives rise to gains may be liable to capital gains tax (individuals and trustees) or corporation tax (companies). Liability to tax and the rate of tax will depend on the Shareholder's circumstances and the availability of exemptions or allowable losses.

Indexation allowance, which increases the acquisition cost of an asset in line with the rise in the retail price index, is available for corporate Shareholders during the period of ownership.

For individuals and trustees, taper relief may be available to reduce the amount of a chargeable gain according to how long the asset has been held.

Individuals and certain trusts have an overall annual exemption from capital gains tax for the first £8,800 of chargeable gains in the current tax year. Settlements have an equivalent exemption of up to £4,400 in the current tax year.

Generally, losses realised on the disposal of assets may be set against other gains made during the tax year or carried forward and set against gains in future tax years.

Different tax treatment applies to persons who trade in securities.

Persons who are neither resident nor ordinarily resident in the United Kingdom will not normally be liable to tax in the United Kingdom in respect of any gain accruing to them on a disposal of the Placing Shares. The terms of a relevant double taxation treaty may apply to persons with dual residence.

Taxation of dividends

Any Shareholder who is resident in the UK, or who carries on a trade, profession or vocation in the UK to which the shares are attributable, will generally be subject to UK tax on income in respect of any dividends paid on the shares. The Company is not required to withhold tax at source.

Subject to certain exceptions for traders in securities, a shareholder which is a company resident for tax purposes in the UK and which receives a dividend paid by another company resident for tax purposes in the UK will not generally have to pay corporation tax in respect of it. Such shareholders will not be able to claim repayment of tax credits attaching to dividends.

Isle of Man

The following paragraphs are included as a general guide only for Shareholders who are resident, ordinarily reside and domiciled in the Isle of Man for tax purposes.

There are no corporation, capital gains or inheritance taxes payable in the Isle of Man.

No Isle of Man stamp duty or stamp duty reserve tax will be payable on the issue, transfer, conversion or redemption of Ordinary Shares.

Shareholders resident outside the Isle of Man will not suffer any income tax in the Isle of Man on any income distributions to them.

These comments are intended only as a general guide to the current tax position in the UK and the Isle of Man at the date of this document. The rates and basis of taxation can change and will be dependent on a Shareholder's personal circumstances.

Neither the Company nor its advisers warrant in any way the tax position outlined above which, in any event, is subject to changes in the relevant legislation and its interpretation and application.

11. Substantial Shareholders

11.1 Except for the interests of the Directors and the Proposed Director, which are set out in paragraph 12 of this Part 7 and those persons whose names are set out in this paragraph, the Directors and the Proposed Director are not aware, at the date of this document, of any interest which immediately following Completion would amount to three per cent. or more of the Company's issued share capital:

Name	*Existing Ordinary Shares*	*Percentage of current share capital*	*Ordinary Shares on Admission*	*Percentage of share capital on Admission*
PSG Solutions Plc	13,855,406	8.3	13,855,406	3.29
HDSL Nominees Limited	7,116,282	5.09	7,116,282	1.69
Barclayshare Nominees Limited	6,241,101	4.74	6,241,101	1.53
Roland E Wheeler Jr	5,000,000	3.01	5,000,000	1.19

11.2 No holder of Ordinary Shares, either as listed above, or as set out in paragraph 12 of this Part 7, has voting rights different from other holders of Ordinary Shares.

12. Directors and Proposed Director

12.1 The interests of the Directors and the Proposed Director, their immediate families, civil partners (as defined in the Civil Partnership Act 2004, an Act of Parliament) (if any), and persons connected with them, in the share capital of the Company at the date of this document, all of which are beneficial, and following the Admission, are:

Name	*Existing Ordinary Shares*	*Percentage of current ordinary share capital*	*Ordinary Shares on Admission*	*Percentage of ordinary share capital on Admission*	*Warrants*
Howard Crosby	41,780,632	25.12	41,780,632	9.93	7,386,692
Gerard Thompson	594,059	0.36	21,344,059	5.07	7,386,692
Stephen Komlosy	–	–	20,750,000	4.93	7,386,692
John May	–	–	20,750,000	4.93	7,386,692
Paul Hughes	–	–	–	–	–
John P Ryan	–	–	46,000,000	23.15	7,386,692

12.2 Except as disclosed in paragraph 12.1, none of the Directors or the Proposed Director, nor any member of their respective immediate families including, for this purpose, civil partners (as defined in the Civil Partnership Act 2004) (if any), nor any person connected with them owns, controls or is beneficially or non-beneficially interested directly or indirectly in any shares or option to subscribe for, or any securities convertible into, shares of the Company.

12.3 None of the Directors or the Proposed Director nor any member of their respective immediate families including for this purpose, civil partners (as defined in the Civil Partnership Act 2004) (if any), nor any person connected with them is interested in any related financial product referred to the Ordinary Shares (being a financial product whose value is, in whole or in part, determined directly or indirectly by reference to the price of the Ordinary Shares including a contract for difference or a fixed odds bet).

12.4 There are no outstanding loans granted by any member of the Enlarged Group to any Director or Proposed Director, nor has any guarantee been provided by any member of the Enlarged Group for their benefit.

12.5 In addition to their directorships of the Company, the Directors and Proposed Director are or have been members of the administrative, management or supervisory bodies or partners of the following companies or partnerships within the five years prior to the publication of this document:

Stephen Komlosy

Current

- Coolcharm Gold Mining Company Limited
- K&M Financial Group Limited
- K&M India Limited
- City & Westminster Consultancy Limited
- General Trading Corporation Limited
- SFA Enterprises Limited
- Avatar Systems Inc.
- K&M China Limited
- K&M Russia Limited
- Expresso Express Company Limited
- Support For Africa
- Boulaye Productions Limited
- City & Westminster Consultants LLP

Past

- Stoneburn Limited
- Albion Plaza Limited
- L&BI Holding Limited
- Moore & Buckle (Flexible Packaging) Limited
- Security Research Limited
- PSG Marketing Limited
- Netcentric Technology Limited
- Netcentric Limited
- Lioncrest Properties Limited
- Croma Group plc
- Ground Rent Opportunities Limited
- Netcentric Solutions Limited
- PSG Financial Services Limited
- Merchant House Group plc
- Cadogan Assets Limited
- Cybertec Holdings Limited
- Audiotel International Limited
- Audiotel (UK) Limited
- London & Boston Investments Plc
- Paterson Financial Services Limited
- Rochdale Development Co Limited
- PSG Franchising Limited
- Manx (Central) Limited
- Manx Properties (Bristol) Limited
- Lemones Limited
- Eurocity (Crawley) Limited
- GRO Properties Limited
- Association of Personal Property Searchers Limited
- PSG Solutions Limited
- General Trading Europe Limited
- Boulaye Entertainments Limited

John May

Current

- Coolcharm Gold Mining Co Limited
- International Entrepreneurs Academic Forum Limited
- The Lisa May Memorial Fund
- Denholm's Noni Juice Limited
- Media World Networks Limited
- The Time Traveller Company Limited
- K&M China Limited
- Expresso Express Company Limited
- Platinum Diversified Mining Inc.
- Platinum Coal Resources Inc.
- Falcon Media Services Limited
- Major Broadcasting Corp Limited
- The Genesis Initiative Limited
- The Small Business Bureau
- TV One (Europe) Limited
- Enterprise 24/7 Limited
- K&M Financial Group Limited
- K&M India Limited
- City & Westminster Consultancy Limited
- Southbank UK plc
- City & Westminster Consultants LLP

Past

Albion Plaza Limited
Audiotel (UK) Limited
London & Boston Investments plc
Patersons Financial Services Limited
Rochdale Development Co Limited
PSG Marketing Limited
Manx (Central) Limited
Manx Properties (Bristol) Limited
Lemones Limited
Creative Real Estate Asset Management Limited
Croma Group plc
Ground Rent Opportunities Limited
Residence Suite Developments Limited
Previously Interactivity plc
MyVal.com
Stoneburn Limited
Association of Personal Property Searchers Limited

Audiotel International Limited
L&Bi Holding Limited
Moore & Buckle (Flexible Packaging) Limited
PSG Franchising Limited
Security Research Limited
Netcentric Technology Limited
Netcentric Limited
Lioncrest Properties Limited
Denbrae Estates Limited
MSSware Limited
Eurocity (Crawley) Limited
GRO Properties Limited
Aerodynamic Recycling Technology Corp Limited
Netcentric Solutions Limited
Opulus Resources (UK) Limited
PSG Financial Services Limited

Gerard Thompson

Current

Northshore Capital Limited
Croma Group plc
Coolcharm Gold Mining Company Limited
Wave Heat Recovery Limited

City & Westminster Consultants LLP
13/14 Herbert Crescent Residents Limited
City & Westminster Consultancy Limited
Expresso Espress Company Limited
Development Capital Advisors, Inc.

Past

Manx Bristol Limited
Denbrae Estates Limited
Lioncrest Limited
OptimaPharm Limited
Biltmore Hotels & Resorts Limited
Energy Technique plc
Optimus Corporation
Opulus Resources (UK) Limited
Emano Limited
Manx Kitchens Limited
M & O Paints Limited

Netcentric Systems (Europe) Limited
Lemones Limited
Rostima Limited
M & O Finance Limited
Harrell Hotels (Europe) Limited
Merchant House Group plc
Albion Plaza Limited
Harrell Hospitality Group Inc.
Emsdale Limited
Manx Central Limited

John Ryan

Current

High Plains Uranium, Inc.
Trend Mining Company
Platinum Diversified Mining Inc.
Dome Copper Corporation

Cadence Resources Corporation
Golden Eagle Mining Co., Inc
Nevada-Comstock Mining Company

Past	None	
Howard Crosby		
Current	Golden Eagle Mining Company Platinum Diversified Mining Inc. Platinum Coal Resources Inc.	White Mountain Titanium Corporation Nevada Comstock Mining Company
Past	Western Goldfields Corporation	Cadence Resources Corporation
Paul Hughes		
Current	A & H Gadd Limited Gadd Homes Limited Ash Homes (Taunton) Limited BIBC Trading Company Limited Eden Resource Management Limited City Sq. Limited Diamond Lifestyle Holdings Plc Diamond Lifestyle Limited Nationwide Commercial Finance Limited Diamond PRC Solutions Limited	Gadd Developments Limited Atom Insurance Brokers Limited Hallam House Developments Limited BIBC Ash Developments (Taunton) Limited Enterprise North Plc
Past	Peropa Limited Windlesham Limited Rainbow (GB) Limited Alchemy Animedic Limited (Administration) Arithon UK Limited Minsterstone Limited Metrodiner Limited Audiotel International Limited Argent Conseil Limited E Car Division Limited Norian (UK) Limited	Somerset & General Insurance Services Limited Fortress Underwriting Agencies Limited Openbid Limited David Yeomans Fabrics Limited Residence Suite Developments (Liverpool) Limited Grand Waterway Voyages Limited Netcentric Systems Plc Peak Search & Select Limited

12.6 Save as set out in paragraph 12.7, no Director or Proposed Director has:

12.6.1 had any convictions in relation to fraudulent offences or unspent convictions in relation to indictable offences;

12.6.2 had a bankruptcy order made against him or entered into an individual voluntary arrangement;

12.6.3 been a director of any company or been a member of the administrative, management or supervisory body of an issuer or a senior manager of an issuer which has been placed in receivership, compulsory liquidation, creditors' voluntary liquidation, administration, or company voluntary arrangement or which entered into any composition or arrangement with its creditors generally or any class of its creditors whilst he was acting in that capacity for that company or within the 12 months after he ceased to so act;

12.6.4 been a partner in any partnership placed into compulsory liquidation, administration or partnership voluntary arrangement where such director was a partner at the time of or within the 12 months preceding such event;

12.6.5 been subject to receivership in respect of any asset of such Director or Proposed Director or of a partnership of which the Director was a partner at the time of or within 12 months preceding such event; or

12.6.6 been subject to any official public criticisms by any statutory or regulatory authority (including designated professional bodies) nor has such Director or Proposed Director been disqualified by a court from acting as a director of a company or from acting as a member of the administrative, management or supervisory bodies of an issuer or from acting in the management or conduct of the affairs of any issuer.

12.7

12.7.1 Howard Crosby filed for personal reorganisation under Chapter 13 of the U.S. Federal Bankruptcy Laws on 9 June 1992. This was discharged on 28 June 1995.

12.7.2 In three separate cases determined by the National Association of Securities Dealers in the USA between 1985 and 1989 whilst a registered representative, Howard Crosby was disciplined with penalties comprising censures and fines.

12.7.3 Stephen Komlosy was the subject of an individual voluntary arrangement in 1993 which was completed and discharged in 1996. In the context of that individual voluntary arrangement, SAK Investments Limited, SAK Property Management Limited and Pebco Limited, companies of which Stephen Komlosy was a director, were placed into creditors' voluntary liquidation.

12.7.4 Stephen Komlosy was a director of: Trichord Leisure Limited when liquidators were appointed on 2 November 1988; Robert Stigwood Associated Limited which was the subject of a creditors' voluntary liquidation and formally dissolved in 1975; and Merchant Kapital Holdings A/S which was put into liquidation on 19 December 2003.

12.7.5Gerard Thompson was a director of Netcentric Systems (Europe) Limited when it was placed into creditors' voluntary arrangement in November 2001, creditors were repaid in full.

12.8 No Director or Proposed Director has been interested in any transaction with the Company which was unusual in its nature or conditions or significant to the business of the Company during the current financial year which remains outstanding or unperformed.

12.9 In the case of those Directors who have roles as directors of companies which are not a part of the Enlarged Group, although there are no current conflicts of interest, it is possible that the fiduciary duties owed by those Directors to companies of which they are directors from time to time may give rise to conflicts of interest with the duties owed to the Enlarged Group. In the case of the Proposed Director, a conflict of interest may arise by virtue of the fiduciary duties owed by the Proposed Director to companies of which he is a director from time to time which may also give rise to a conflict of interest with the duties owed to the Enlarged Group. Except as mentioned above, there are no potential conflicts of interest between the duties owed by the Directors and Proposed Director to the Company and their private duties or duties to third parties.

12.10 Except for the Directors and Proposed Director, the Board does not believe that there are any other senior managers who are relevant in establishing that the Company has the appropriate expertise and experience for the management of the Company's business.

13. Directors' and Proposed Director's service agreements, letters of appointment and other arrangements

13.1 Stephen Komlosy entered into a service agreement with the Company on 22 December 2006 appointing him as executive chairman. The agreement, which is subject to completion of the Acquisition and the Placing, is for a period of one year from Admission automatically renewable and may be terminated by either party on twelve months' written notice. The agreement provides for an annual salary of £30,000.

13.2 John May entered into a service agreement with the Company on 22 December 2006 appointing him as finance director. The agreement, which is subject to completion of the Acquisition and the Placing, is for a period of one year from Admission automatically renewable and may be terminated by either party on twelve months' written notice. The agreement provides for an annual salary of £30,000.

13.3 Gerard Thompson entered into a service agreement with the Company on 22 December 2006 appointing him as executive director. The agreement, which is subject to completion of the Acquisition and the Placing, is for a period of one year from Admission automatically renewable and may be terminated by either party on twelve months' written notice. The agreement provides for an annual salary of £30,000.

13.4 Howard Crosby entered into a service agreement with the Company on 22 December 2006 appointing him as chief executive officer. The agreement, which is subject to completion of the Acquisition and the Placing, is for a period of one year from Admission automatically renewable and may be terminated by either party on twelve months' written notice. The agreement provides for an annual salary of £30,000.

13.5 Paul Hughes entered into a service agreement with the Company on 31 October 2006 appointing him non-executive director. The agreement, is for an initial period of one year from Admission, and may be terminated by either party on three months' written notice. The agreement provides for a monthly salary of £2,000.

13.6 John Ryan will enter into a service agreement with the Company on completion of the Acquisition appointing him as commercial director. The agreement is for an initial period of one year from Admission, automatically renewable and may be terminated by either party on twelve months' written notice. The agreement provides for an annual salary of £30,000.

13.7 None of the agreements referred to in paragraphs 13.1 to 13.6 provide for any compensation payments on loss of office.

13.8 Other than as disclosed above, the Company has not entered into any service contracts in the six months before the date of this document.

14. Material contracts

14.1 The following material contracts have been entered into by the Company within the two years preceding the date of this document and include all material subsisting agreements which are included within, or which relate to, the assets and liabilities of the Company:

14.1.1 On 15 May 2006 the Company appointed Strand Partners to act for the Company in relation to the Acquisition. The Company undertakes to comply at all times with the FSA Rules, AIM Rules and the City Code. The fee payable to Strand Partners is £200,000 and includes the allotment of such number of Ordinary Shares equal to £75,000 at the Placing Price. Further, the Company agreed to issue the Strand Warrant to enable Strand Partners Securities to subscribe at the Placing Price during the 5 year period following Admission for Ordinary Shares representing 2 per cent. of the ordinary share capital of the Company on the date of exercise.

In addition, Strand Partners are appointed to act as nominated adviser and broker to the Company and shall receive an annual fee of £35,000 (plus VAT) in relation to such appointment. The fee is payable quarterly in advance commencing on Admission and is reviewable after 18 months. The minimum term of the appointment of Strand Partners as nominated adviser is 18 months. The engagement may be terminated by either party on written notice.

14.1.2 On 22 December 2006 the Acquisition Agreement was entered into between the Company and the Vendors pursuant to which the Company has agreed to acquire the entire issued share capital of TomCo through the issue and allotment of the Acquisition Shares. Further details are contained in paragraph 8 of Part 1 of this document.

14.1.3 On 22 December 2006, the Placing Agreement was entered into between the Company (1), the Directors (2), the Proposed Director (3) and Strand Partners (4), pursuant to which Strand Partners agreed to act as the Company's placing agent and to use its reasonable endeavours to procure subscribers for the Placing Shares at 2.5p per share. The Placing Agreement provides that, conditional upon completion of the Placing, Strand Partners will be paid fees provided for in its engagement letter described in paragraph 14.1.1 above. The Company has agreed to pay all other costs and expenses relating to the Placing and the application for Admission. The costs include commission of 5% payable to Douglas Wright, a third party introducer, calculated on the gross sum raised from Placees introduced by him to the Company and commission of 4% payable to David Brownjohn, a third party introducer, calculated on the gross sum raised from Placees introduced by him to the Company. David Brownjohn will also receive a fee of £7,000. The Placing Agreement is conditional upon, amongst other things, the Acquisition becoming unconditional and Admission having occurred and applications having been received from persons in respect of all the Placing Shares on or before 16 January 2007. The Placing Agreement contains certain warranties from the Company, Directors and Proposed Director and an indemnity by the Company, the Directors and Proposed Director in favour of Strand Partners. It also contains provisions entitling Strand Partners to terminate the agreement prior to the completion of the Placing if, among other things, a breach of any of the warranties occurs or on the occurrence of an event fundamentally and adversely affecting the position of the Company;

14.1.4 On 22 December 2006 a lock-in agreement was entered into between the Directors, the Proposed Director and the Vendors ("the Covenantors") (1), the Company (2) and Strand (3) pursuant to which the Covenantors have agreed with the Company and Strand Partners, not to dispose of any shares in the capital of the Company for a period of one year from the date of Admission, other than, among other circumstances, in the event of an intervening court order or receipt of a takeover offer relating to the Company's share capital from an unconnected third party offeror. The Covenantors have also agreed that for a further period of 12 months, they will only dispose of their Ordinary Shares with the consent of Strand Partners or the Company's broker or nominated adviser from time to time, such consent to be withheld on orderly market grounds only;

14.1.5 On 28 March 2006, PSG Solutions Plc cancelled the warrant held by it and which was issued under the Existing Warrant Instrument; and

14.1.6 On 7 November 2006 the Company entered into a licence agreement with 34 Grosvenor Gardens Limited in relation to office space at 34 Grosvenor Gardens. The licence is for a period of three months and the monthly licence fee is £3,000.

14.2 The following material contracts have been entered into by TomCo in the period since incorporation and include all material subsisting agreements which are included within, or which relate to, the assets and liabilities of TomCo:

14.2.1 TomCo entered into a mineral lease assignment on 5th April 2006 pursuant to which the interest in lease ML49570 was assigned by Marilyn Bashore to TomCo. The lease was entered into by the State of Utah and Marilyn Bashore on 3rd December 2004 in relation to 1638.84 acres of land in Uintah County, Utah. Details of the lease are contained in Parts 1 and 6 of this document.

14.2.2 TomCo entered into a mineral lease assignment on 5th April 2006 pursuant to which the interest in lease ML49571 was assigned by Peter Laczay to TomCo. The lease was entered into by the State of Utah and Peter Laczay on 3rd December 2004 in relation to 1280 acres of land in Uintah County, Utah. Details of the lease are contained in Parts 1 and 6 of this document.

15. City Code

15.1 The Vendors accept responsibility for the information about themselves and TomCo contained in this document. To the best of their knowledge and belief, having taken all reasonable care to ensure that such is the case, the information about themselves and TomCo contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

15.2 Except as specified in paragraph 14 of Part 1 and paragraphs 11 and 12 of this Part 7, neither TomCo, the Vendors, directors of TomCo nor members of the Concert Party owns or controls or has any interest in any relevant securities, rights to subscribe and short positions in the Company.

15.3 During the relevant period the Vendors, directors of TomCo or Concert Party or their immediate families, related trusts and connected persons have not dealt for value in any relevant securities in the 12 months immediately proceeding the date of this document other than as follows:

Date	*Party*	*Transaction*	*Ordinary Shares*	*Price per share*
25.04.2006	Cooper Consulting & Realty LLC (Bobby Cooper)	Placing	2,000,000	\$0.02
08.06.2006	Kevin Stulp	Placing	1,500,000	\$0.02
18.08.2006	Thomas Loucks	Placing	1,250,000	\$0.02
13.03.2006	Howard Crosby	Acquired from PSG Solutions Plc	41,780,632	£0.0146

15.4 During the relevant period, the Company, the Directors, their immediate families, including civil partners as defined in the Civil Partnership Act 2004 (if any), and persons connected with the Directors have not owned or dealt in any shares in TomCo or any of the Vendors, nor do they own any shares in TomCo or any of the Vendors as at the date of this document.

15.5 No subsidiary, pension fund or adviser of the Company holds or has dealt in the shares of TomCo.

15.6 Except as disclosed in paragraph 12 of this Part 7, none of the Directors or Proposed Director or any member of their immediate families, including civil partners as defined in the Civil Partnership Act 2004 (if any), was interested in relevant securities at the date of this document, nor have they dealt for value in relevant securities during the relevant period, and no associate, or any person whose investments are managed on a discretionary basis by a fund manager (other than an exempt principal trader) which is controlled by, or controls or is under the same control as, the Company or any such associate, owned or controlled any relevant securities of the Company at the date of this document or dealt for value in relevant securities during the relevant period.

15.7 During the relevant period, dealings for value in relevant securities by a subsidiary of the Company, a pension fund of the Company or of a subsidiary of the Company or by an associate of the Company (other than in their capacity as exempt market makers) have not taken place.

15.8 Except for the Acquisition Agreement and as described in paragraph 14 of this Part 7, there are no agreements, arrangements or understandings between the Vendors and the Company or their respective directors or shareholders, or any of them, having any connection with or dependence upon the Acquisition.

15.9 There are no arrangements in place or envisaged where any of the Vendors will transfer any of their Ordinary Shares to other persons pursuant to the completion of the Acquisition.

15.10 The Acquisition is not being financed by any external source of finance. There are therefore no arrangements in place nor are any required for the payment of interest on repayment of security for any liability as a result of the Acquisition. The Acquisition is however conditional on the Placing.

15.11 The Vendors have no intention other than to see the continuation of the Company's business and have no plans to introduce any major changes in the Enlarged Group's business. The Company has no employees and therefore the Vendors have not been asked to safeguard employment rights.

15.12 Connected advisors (or their controllers) to the Company or Concert Party no not hold interests, rights to subscribe or short positions in the Company.

15.13 Pursuant to Appendix 1 to the City Code, the following persons, who are Shareholders have been disenfranchised from voting on Resolution 1 at the EGM:

Stephen Komlosy	Gerard Thompson
John May	Howard Crosby
Thomas Loucks	Bobby Cooper
Kevin Stulp	

15.14 For the purposes of this paragraph 15:

15.14.1 references to an **associate** are to:

15.14.1.1 subsidiaries and associated companies of the Company and companies of which any such subsidiaries or associated companies are associated companies;

15.14.1.2 banks (subject to paragraph 15.14.2), financial and other professional advisers, including stockbrokers, to the Company or a company covered in paragraph 15.14.1.1 (other than exempt principal traders) and including also persons controlling, controlled by or under the same control as such banks, financial or other professional advisers;

15.14.1.3 the Directors, and the directors of any company covered in paragraph 15.14.1.1 (together in each case with their close relatives and related trusts); and

15.14.1.4 the pension funds of the Company or any company covered in paragraph 15.14.1.1;

15.14.2 **bank** does not apply to a bank whose sole relationship with the Company is the provision of normal commercial banking services or such activities in connection with the Acquisition as registration work;

15.14.3 ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status and **control** means a holding, or aggregate holdings, of shares carrying 30% or more of the voting rights attributable to the share capital of the company which are currently exercisable at a general meeting, irrespective of whether the holding or aggregate holdings give *de facto* control;

15.14.4 **connected** means controlled by, controlling or under common control with the Company;

15.14.5 **relevant period** means the period of 12 months preceding the date of this document; and

15.14.6 **relevant securities** means Ordinary Shares and securities convertible into, rights to subscribe for, options (including traded options) or short positions (including other derivatives) or any agreements to sell or deliver obligations or right to require another purchaser to take delivery, in each case in respect of Ordinary Shares and derivatives references to such shares, including any securities that have been borrowed or lent.

15.15 The address of each member of the Concert Party is:

Howard Crosby	189 Ransom Road, Walla Walla, WA 99362, USA
Bobby Cooper	1653 West Geranium Drive, Tucson, AZ 85737, USA
Thomas Loucks	5439 South Prince Street, Littleton, CO 80120, USA
Kevin Stulp	27740 Desert Place, Castaic, CA 91384, USA
Stephen Komlosy	34 Grosvenor Gardens, London SW1W 0DH
Gerard Thompson	34 Grosvenor Gardens, London SW1W 0DH
John May	34 Grosvenor Gardens, London SW1W 0DH
Peter Laczay	1228 East McFarland Avenue, Coeur D'Alene, ID 83814, USA
Road Holdings	Carnegie Hall Tower, 157 West 57th Street, 54th Floor, NY 10019, USA
Meadow Holdings	Carnegie Hall Tower, 157 West 57th Street, 54th Floor, NY 10019, USA
Creek Holdings	Carnegie Hall Tower, 157 West 57th Street, 54th Floor, NY 10019, USA
John Ryan	302 Central Avenue, #384, Hilton Head, SC 29926, USA
Edward Cox	51 New Orleans Court, 1A, Hilton Head, SC 29928, USA
Jonah Loop	4223 Glencoe Avenue Ste. A210, Marina Del Rey, CA 90292, USA
Baysville International	17 The Esplanade, St Helier, Jersey JE1 1WT

16. Working capital

Taking into account the net proceeds of the Placing, the Company, the Directors and the Proposed Director are of the opinion, having made due and careful enquiry, that the Enlarged Group will have sufficient working capital for its present requirements, that is, for at least 12 months from the date of Admission.

17. Litigation

17.1 The Company is not involved in any governmental, legal or arbitration proceedings which have or, in the 2 years prior to the date of this document, may have had, a significant effect on the Company's financial position or profitability nor, so far as the Directors and the Proposed Director are aware, are any such proceedings pending or threatened by or against the Company.

17.2 TomCo is not currently involved in any governmental, legal or arbitration proceedings which have or, in the period since its incorporation, may have had, a significant effect on TomCo's financial position or profitability nor, so far as the Directors and the Proposed Director are aware, are any such proceedings pending or threatened by or against TomCo.

18. Intellectual property

Except for the TomCo Leases, there are no patents or intellectual property rights, licences or commercial or financial contracts or manufacturing processes which are material to the Group's business or profitability.

19. Premises

Neither the Company nor TomCo own any premises.

20. Middle market quotations

The Ordinary Share price as at 29 June 2006, being the day immediately prior to the suspension of the Company's shares from trading on AIM, was 1.025 pence.

21. Significant changes

21.1 Except for the execution of the Acquisition Agreement there has been no significant change in the financial or trading position of the Company since 30 September 2006, the date to which the most recent financial information is available.

21.2 There has been no significant change in the financial or trading position of TomCo since 30 June 2006, the date to which the most recent financial information is made up.

22. General

22.1 No exceptional factors have influenced the Company's activities.

22.2 Except as disclosed in this document, there have been no significant authorised or contracted capital commitments at the date of publication of this document.

22.3 The cash expenses of the Acquisition, Admission and Placing are estimated at £595,312 (exclusive of VAT) and are payable by the Company.

22.4 Neither the Company nor TomCo has any employees at the date of this document.

22.5 The Company's audit committee is comprised of Paul Hughes (Chairman), John May and Stephen Komlosy. The audit committee is to meet at least three times a year to consider the integrity of the financial statements of the Company, including its annual and interim accounts; the effectiveness of the Company's internal controls and risk management systems; auditor reports; and terms of appointment and remuneration for the auditor.

22.6 The Company's remuneration committee is comprised of Paul Hughes (Chairman), John May and Howard Crosby. The remuneration committee is to meet at least twice a year and has as its remit the determination and review of, amongst others, the remuneration of executives on the Board and any share incentive plans of the Company.

22.7 Except as stated in this document and for the advisers named on page 8 of this document and trade suppliers, no person has received, directly or indirectly, from the Company within the 12 months preceding the date of this document or has entered into any contractual arrangements to receive, directly or indirectly, from the Company on or after Admission, fees totalling £10,000 or more or securities in the Company with a value of £10,000 or more calculated by reference to the Placing Price or any other benefit with a value of £10,000 or more at the date of Admission.

22.8 Strand Partners has given and not withdrawn its written consent to the issue of this document with references to their name in the form and context in which they appear.

22.9 The reporting accountants, Milsted Langdon, members of the Institute of Chartered Accountants in England and Wales, have given and not withdrawn their written consent to the issue of this document with the inclusion in it of their report and letter and references to them and to their name in the form and context in which they respectively appear.

22.10 The competent person, SRK, has given and not withdrawn its written consent to the issue of this document with the inclusion in it of its report and letter and references to it and to its name in the form and context in which they respectively appear.

22.11 Williams & Webster have given and not withdrawn their consent to the issue of this document with the inclusion in it of their letter and references to their name in the form and context in which they respectively appear.

22.12 Where information contained in this document has been sourced from a third party, the Company confirms that such information has been accurately reproduced and, so far as the Company is aware and is able to ascertain from the information published by that third party, no facts have been omitted which would render the reproduced information inaccurate or misleading.

22.13 The Company's accounting reference date is 30 September.

22.14 The financial information relating to the Company contained in this document does not comprise statutory accounts for the CA 1931 – 2004.

22.15 The Placing Shares will be issued and allotted under the laws of the Isle of Man and their currency will be pounds Sterling.

22.16 The Placing Price represents a premium of 2p above the nominal value of an Ordinary Share which is 0.5p.

22.17 It is expected that CREST accounts will be credited as applicable on the date of Admission. Where Investors have requested to receive their Ordinary Shares in certificated form, temporary documents of title will not be issued pending despatch of share certificates. Share certificates will be despatched by first-class post within 14 days of the date of Admission.

22.18 Milsted Langdon of Winchester House, Dean Gate Avenue, Taunton TA1 2UH, audited the accounts of the Company for each of the three financial years ended 30 September 2004, 2005 and 2006.

22.19 The Ordinary Shares will be subject to the compulsory acquisition procedures set out in section 154 of the Act. Under that section, where there is a scheme or contract (as defined in the Act) involving the transfer of shares in the Company to another company (being the transferee company) and the transferee receives valid acceptances in respect of, or acquires, more than nine tenths in value of the shares to which the scheme or contract relates, that transferee company is entitled to acquire compulsorily those shares which have not been acquired or contracted to be acquired.

23. Documents available for inspection

Copies of the following documents will be available for inspection during normal business hours on any weekday (Saturdays and public holidays excepted) at the offices of Wallace LLP at One Portland Place, London W1B 1PN for a period of one month from the date of this document:

23.1 the memorandum and articles of association of the Company and TomCo;

23.2 the letters from the reporting accountant, Milsted Langdon and Williams & Webster, on respectively the financial information of the Company and TomCo set out in Part 3 and 4 of this document;

23.3 the letter from the reporting accountant, Milsted Langdon, on the *pro forma* financial information for the Enlarged Group set out in Part 5 of this document;

23.4 the competent persons report set out in Part 6 of this document;

23.5 the service agreements and proposed service agreement referred to in paragraphs 13.1 to 13.6 of this Part 7;

23.6 the Existing Warrant Instrument, the New Warrant Instrument and the Strand Warrant Instrument referred to in paragraph 7 of this Part 7;

23.7 the material contracts referred to in paragraph 14 of this Part 7;

23.8 the written consents of Strand Partners, SRK, Milsted Langdon and William & Webster referred to in paragraphs 22.8 to 22.11 of this Part 7; and

23.9 two years published audited accounts of the Company, as set out in Part 3 to this document.

24. Copies of this document

Copies of this document will be available to the public free of charge at the offices of Strand Partners at 26 Mount Row, London W1K 3SQ and at Wallace LLP at One Portland Place, London W1B 1PN during normal business hours on any weekday (other than Saturdays and public holidays), until one month following the date of Admission.

Dated: 22 December 2006.

NETCENTRIC SYSTEMS PLC

(Incorporated in the Isle of Man with registered number 36210C)

NOTICE OF EXTRAORDINARY GENERAL MEETING

Notice is given that an extraordinary general meeting of the members of the company will be held at 10 a.m. GMT on 15 January 2007 at 26 Mount Row, London W1K 3SQ for the purpose of considering and, if thought fit, passing the following resolutions (of which resolution 1 will be taken on a poll):

ORDINARY RESOLUTIONS

1. That the waiver granted by the Panel on Takeovers and Mergers described in the Company's AIM admission document dated 22 December 2006 of which this notice forms part ("Admission Document") of the obligation that would otherwise arise under rule 9 of the City Code on Takeovers and Mergers on the members of the Concert Party (as defined in the Admission Document) to make a general cash offer for the whole of the Company's issued share capital as a result of the issue of new ordinary shares in the Company to certain members of the Concert Party pursuant to the Acquisition (as defined in the Admission Document) be approved.

2. That, conditional on the passing of resolution 1 above, the acquisition by the Company of the entire issued share capital of The Oil Mining Company Inc. upon the terms and conditions of the acquisition agreement dated 22 December 2006 made between the Vendors (as defined in the Company's AIM admission document dated 22 December 2006) and the Company through the allotment and issue of 200,000,000 ordinary shares of 0.5p each in the capital of the Company as described in such admission document be approved.

3. That, conditional upon the passing of resolutions 1 and 2 above the share capital of the Company be increased from £2,500,000 to £3,000,000 by the creation of 100,000,000 new Ordinary Shares of 0.5p each ranking *pari passu* in all respects with the Existing Ordinary Shares.

SPECIAL RESOLUTIONS

4. That, conditional upon the passing of resolutions 1, 2 and 3 above, the articles of association of the Company be amended as follows:

   4.1 the following words in Article 3.2(b) be deleted:

   "fifty per cent. of the aggregate of the nominal amount of the Ordinary Shares in issue at the beginning of that Prescribed Period"

   and the following words be substituted for them:

   "a nominal amount of £892,826.99"; and

   4.2 the following words in Article 19.2 be deleted:

   "exceed an amount equal to £ or, if greater, times the Adjusted Capital and Reserves."

   and the following words be substituted for them:

   "exceed an amount equal to £25,000,000 or, if greater, four times the Adjusted Capital and Reserves."

5. That, conditional on completion of the acquisition of the entire issued share capital of The Oil Mining Company Inc., the Company's name be changed to TomCo Energy Plc.

6. That Part 1 of the Companies Act 1986 of the Isle of Man shall apply to the Company and the provisions of its memorandum should be substituted by the form of memorandum attached to this resolution.

John May
Secretary

Registered office: 2nd Floor, Sixty Circular Road, Douglas, Isle of Man, IM1 1SA

Date: 22 December 2006

THE COMPANIES ACTS 1931 TO 2004

ISLE OF MAN

A PUBLIC COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION

OF

TOMCO ENERGY PLC

1. The name of the Company is TomCo Energy plc.

2. The Company is a public company.

3. The liability of the members is limited.

4. Restrictions, if any, on the exercise of the rights, powers and privileges of the Company:-

   None unless and until decided upon by Special Resolution of the Company in accordance with Section 6 of the Companies Act 1986.

5. The share capital of the Company is £3,000,000 divided into 600,000,000 Ordinary Shares of 0.5p each.

Notes:

1. A member entitled to attend and vote at the meeting may appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company.

2. The instrument appointing a proxy and (in the case of an instrument signed by an agent of the member who is not a corporation) the authority under which such an instrument is signed or an office copy or duly certified copy must be deposited at the offices of Computershare Investor Services PLC, Registrars, not less than 48 hours before the time appointed for the meeting or any adjourned meeting. A prepaid form of proxy for use in respect of the meeting is enclosed.

3. Completion of a form of proxy will not prevent a member from attending and voting in person.

4. Members will be entitled to attend and vote at the meeting if they are registered on the Company's register of members 48 hours before the time appointed for the meeting or any adjourned meeting.

Netcentric Systems Plc

(Incorporated in the Isle of Man with registered number 36210C)

Form of proxy

I/we am/are a member of the Company, entitled to attend and vote at any general meeting of the Company. I/we appoint the person named below, or failing him/her the chairman of the meeting, as my/our proxy to vote on my/our behalf at the extraordinary general meeting of the Company to be held at the following place and time, and at any adjournment and on any proposed amendments to the resolutions:

Name of member:	
Name of proxy:	
Place of meeting:	26 Mount Row, London W1K 3SQ
Date of meeting:	10 a.m. on 15 January 2007.

The proxy will vote on the following resolutions, as indicated:

Ordinary resolutions	For	Against
1. To approve the waiver of Rule 9 of the City Code.		
2. To approve the acquisition of The Oil Mining Company Inc.		
3. To increase the share capital of the Company.		
Special resolutions		
4. To amend the Company's articles of association.		
5. To change the Company's name.		
6. To alter the Company's memorandum of association.		

Please indicate with an X in the space provided how you wish your votes to be cast on the resolution. If you sign and return this form without indicating how the proxy is to vote, he/she will have discretion to vote either way or to abstain.

Signature .... Date:.. 2006/7

NOTES

1. The form of proxy must be signed by the shareholder appointing the proxy or by his/her attorney authorised in writing. If the shareholder is a corporation, the form of proxy should be sealed with its common seal or signed by an officer or an attorney of the corporation or other person authorised to sign it.
2. The return of this form will not prevent a member from attending in person and voting at the meeting.
3. In the case of joint shareholders, the person whose name appears first in the register of members has the right to attend and vote at general meetings to the exclusion of all others.
4. To be valid this form of proxy and the authority (if any) under which it is executed or a certified copy of such authority must be lodged with the company's registrars not later than 48 hours before the time of the meeting or adjourned meeting.

Please complete and return to: Computershare Investor Services PLC, PO Box 1075, The Pavilions, Bridgwater Road, Bristol BS99 3FA

Second fold

BUSINESS REPLY SERVICE
Licence No. MB SWB 1002

1

Computershare Investor Services PLC
PO Box 1075
The Pavilions
Bridgwater Road
Bristol BS99 3FA

First fold

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NETCENTRIC SYSTEMS PLC

INTERIM REPORT

FOR THE SIX MONTHS ENDED 31 MARCH 2006

NETCENTRIC SYSTEMS PLC

CHAIRMAN'S STATEMENT

For the six months ended 31 March 2006

At £32,000, the costs for the six month period to 31 March 2006 reflect the basic costs of running an AIM company. However, as we have previously announced, there were important changes to the Company during the period; Howard Crosby, the American natural resources entrepreneur, acquired 29.89% of the Company from PSG Solutions Plc (formerly London & Boston Investments Plc) and was appointed to the Board. At the same time both Emanuel Mond and Paul Hughes resigned from the Board. PSG Solutions Plc, both during and after the period under review, has reduced its holding to 9.99% from 48.94%.

The Company has appointed Strand Partners Limited as its new nominated advisor and broker. The Board is satisfied that this appointment reflects the Board's intention to change the direction of the Company towards natural resources with an emphasis on energy.

As previously announced, the Company is currently seeking to raise up to $500,000 for working capital and investment purposes by way of a placing with selected private investors at 2 US cents (approximately 1.125 pence) per share. To date, binding commitments have been received to subscribe for $400,000.

The Directors are actively evaluating a potential transaction at the present time and remain confident of announcing a suitable acquisition to enhance shareholder value in due course, but in the meantime we are grateful for the continued support of our shareholders during this transition period.

Stephen A Komlósy
Chairman
28 June 2006

NETCENTRIC SYSTEMS PLC

PROFIT AND LOSS ACCOUNT

FOR THE SIX MONTHS ENDED 31 MARCH 2006

	Six months ended 31 March 2006 Audited £'000	Six months ended 31 March 2005 Unaudited £'000	Year ended 30 September 2005 Audited £'000
TURNOVER	-	-	-
Net operating expenses	(32)	(36)	(83)
OPERATING LOSS	(32)	(36)	(83)
LOSS ON ORDINARY ACTIVITIES BEFORE INTEREST	(32)	(36)	(83)
Interest receivable	2	2	6
LOSS ON ORDINARY ACTIVITIES BEFORE TAXATION	(30)	(34)	(77)
Taxation	-	-	-
LOSS ON ORDINARY ACTIVITIES AFTER TAXATION	(30)	(34)	(77)
BASIC LOSS PER SHARE	(0.02)p	(0.02)p	(0.06)p
DILUTED LOSS PER SHARE	(0.02)p	(0.02)p	(0.06)p

NETCENTRIC SYSTEMS PLC

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

FOR THE SIX MONTHS ENDED 31 MARCH 2006

	Six months ended 31 March 2006 Audited £'000	Six months ended 31 March 2005 Unaudited £'000	Year ended 30 September 2005 Audited £'000
Loss for the period	(30)	(34)	(77)
Total gains and losses	(30)	(34)	(77)

NETCENTRIC SYSTEMS PLC

BALANCE SHEET

AT 31 MARCH 2006

	31 March 2006 Audited £'000	31 March 2005 Unaudited £'000	30 September 2005 Audited £'000
FIXED ASSETS			
Investments	94	-	-
	94	-	-
CURRENT ASSETS			
Debtors	3	131	99
Cash at bank and in hand	2	14	3
	5	145	102
CREDITORS: amounts falling due within one year	(55)	(28)	(28)
NET CURRENT ASSETS/(LIABILITIES)	(50)	117	74
TOTAL ASSETS LESS CURRENT LIABILITIES	44	117	74
NET ASSETS	44	117	74
Represented by:			
CAPITAL AND RESERVES			
Called up share capital	699	699	699
Reserves	(655)	(582)	(625)
SHAREHOLDERS' FUNDS	44	117	74

NETCENTRIC SYSTEMS PLC

CASH FLOW STATEMENT

FOR THE PERIOD ENDED 31 MARCH 2006

	Six months ended 31 March 2006 Audited £'000	Six months ended 31 March 2005 Unaudited £'000	Year ended 30 September 2005 Audited £'000
NET CASH OUTFLOW FROM OPERATING ACTIVITIES	(3)	(150)	(165)
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE			
Bank interest received	2	2	6
DECREASE IN CASH FOR THE PERIOD	(1)	(148)	(159)

NETCENTRIC SYSTEMS PLC

NOTES TO THE CASH FLOW STATEMENT

FOR THE PERIOD ENDED 31 MARCH 2006

(i) RECONCILIATION OF OPERATING LOSS TO NET CASH OUTFLOW FROM OPERATING ACTIVITIES

	Six months ended 31 March 2006 Audited £'000	Six months ended 31 March 2005 Unaudited £'000	Year ended 30 September 2005 Audited £'000
Operating loss	(32)	(36)	(83)
Decrease/ (increase) in debtors	2	(92)	(61)
Increase/(decrease) in creditors	27	(22)	(21)
Net cash outflow from operating activities	(3)	(150)	(165)

(ii) RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET FUNDS

	Six months ended 31 March 2006 Audited £'000	Six months ended 31 March 2005 Unaudited £'000	Year ended 30 September 2005 Audited £'000
Decrease in cash in period	(1)	(148)	(159)
Opening net funds	3	162	162
Closing net funds	2	14	3

(iii) ANALYSIS OF NET FUNDS

	At 31 March 2006 Audited £'000	At 31 March 2005 Unaudited £'000	At 30 September 2005 Audited £'000
Cash at bank	2	14	3

NETCENTRIC SYSTEMS PLC

NOTES TO THE INTERIM ACCOUNTS

FOR THE SIX MONTHS ENDED 31 MARCH 2006

1. **Financial information**

The financial information provided for the six months to 31 March 2006 has been prepared using consistent accounting policies as used in the preparation and filing of the statutory accounts for the year ended 30 September 2005. The financial information set out here does not constitute statutory accounts as defined by Section 240 of the Companies Act 1985.

2. **[Audit review**

These interim results have not been subject to a full review by our company auditors, in accordance with our normal procedures.]

3. **Reserves**

	Share premium £'000	Profit and loss account £'000	Total £'000
Year ended 30 September 2005			
At 1 October 2004	50	(598)	(548)
Loss for period	-	(77)	(77)
At 30 September 2005	50	(675)	(625)

	Share premium £'000	Profit and loss account £'000	Total £'000
Year ended 31 March 2005			
At 1 October 2004	50	(598)	(548)
Loss for period	-	(34)	(34)
At 31 March 2005	50	(632)	(582)

	Share premium £'000	Profit and loss account £'000	Total £'000
Year ended 31 March 2006			
At 1 October 2005	50	(675)	(625)
Loss for period	-	(30)	(30)
At 31 March 2006	50	(705)	(655)

NETCENTRIC SYSTEMS PLC

NOTES TO THE INTERIM ACCOUNTS

FOR THE SIX MONTHS ENDED 31 MARCH 2006

4. Loss per share

The loss per share calculations have been arrived at by reference to the following earnings and weighted average number of shares in issue during the period.

	Six months ended 31 March 2006 Audited £'000	Six months ended 31 March 2005 Unaudited £'000	Year ended 30 September 2005 Audited £'000
Basic loss after taxation	30	34	77
Weighted number of shares in issue	139,734,602	139,734,602	139,734,602

Signed on Behalf of Netcentric Systems PLC and authorised for release

....

Director

Netcentric Systems - Notifiable Interest

Netcentric Systems PLC
30 March 2006

Netcentric Systems plc (the 'Company')

30 March 2006

Notifiable Interest

Netcentric Systems plc have been informed on 29 March 06 that PSG Solutions plc (formerly London & Boston Investments plc) ('PSG') have sold 3,000,000 ordinary shares in the Company representing 2.15 per cent. of the Company's current issued share capital. Following this sale, PSG retains a holding of 23,605,406 ordinary shares in the Company, representing 16.89 per cent. of the Company's issued share capital of 139,734,602 ordinary shares of 0.5p each.

For further information please contact:

Netcentric
G.M. Thompson, Director 07967 110 945


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Netcentric Systems (TOM)

Wednesday 29 March, 2006

4:58P - Preliminary Results

Netcentric Systems PLC
29 March 2006

NETCENTRIC SYSTEMS PLC ('Netcentric' or the 'Company')

29 March 2006

RESULTS FOR THE YEAR ENDED 30 SEPTEMBER 2005

CHAIRMAN'S STATEMENT

The Accounts for the period ending 30th September 2005 represent, in the main, the cost of remaining a functioning AIM Company. During the year, we have examined a number of acquisition ideas without success.

Owing to the change of the Stock Exchange rules with regard to 'investment' or 'shell' companies like Netcentric (Rule 15), which involves the suspension from

trading of the Company's shares on AIM on 30th June 2006, there is great pressure on the Board to complete an acquisition transaction. With this very much in mind, we are now considering the possibility of the acquisition of one of two companies which may be suitable targets and we hope to make an announcement shortly. We are also examining the transfer of the quotation of your Company's ordinary shares from AIM to OFEX in order to maintain a market by which shareholders may trade their shares.

Since the year end, the two non-executive directors Emanuel Mond and Paul Hughes have stepped down from the Board as a result of the purchase by Howard Crosby of 29.9% of the Company from PSG Solutions Plc (formerly London and Boston Investments Plc) completed on 13 March 2006. I would like to thank them both for their wise counsel and help during the whole period that they have been directors of the Company.

Howard Crosby is a prominent American business man operating mainly in mining. He is the main force behind this month's flotation on AIM of Platinum Diversified Mining Plc raising $79m. He is also the prime mover in a number of US public companies operating in Uranium, Titanium and Oil exploration and production. Howard Crosby has been appointed to the Board of Netcentric Systems Plc and will with the rest of the Board be actively seeking a suitable 'reverse' takeover for the Company.

S A Komlosy

Chairman, 28 March 2006

NETCENTRIC SYSTEMS PLC

PROFIT AND LOSS ACCOUNT

FOR THE YEAR ENDED 30 SEPTEMBER 2005

	2005 £'000	£'000	2004 £'000	£'000
TURNOVER				
Discontinued operations		-		5
TOTAL TURNOVER		-		5
Cost of sales		-		-
GROSS PROFIT		-		5
Net operating expenses				
Continuing operations		(83)		(150)
Discountinued operations		-		(7)
OPERATING LOSS				
Continuing operations	(83)		(150)	
Discontinued operations	-		(2)	
TOTAL OPERATING LOSS		(83)		(152)
Interest income		6		4
Provision for investments write downs		-		(30)
LOSS ON ORDINARY ACTIVITIES BEFORE TAXATION		(77)		(178)
Taxation		-		-
LOSS FOR THE YEAR		(77)		(178)
LOSS PER SHARE - BASIC		(0.06)p		(0.13)p
- DILUTED		(0.06)p		(0.13)p

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

FOR THE YEAR ENDED 30 SEPTEMBER 2005

	2005 £'000	2004 £'000
Loss for the financial year	(77)	(178)
Revaluation of investment	-	(12)
Total gains and losses recognised in the accounts since the last annual report	(77)	(190)

BALANCE SHEET - AT 30 SEPTEMBER 2005

	2005 £'000	2005 £'000	2004 £'000	2004 £'000
FIXED ASSETS				
Investments		-		-
		-		-
CURRENT ASSETS				
Debtors	99		38	
Cash at bank	3		162	
	102		200	
CREDITORS: amounts falling due within one year	(28)		(49)	
NET CURRENT ASSETS		74		151
NET ASSETS		74		151
Represented by:				
CAPITAL AND RESERVES				
Called up share capital		699		699
Reserves		(625)		(548)

SHAREHOLDERS' FUNDS	74	151

CASH FLOW STATEMENT

FOR THE YEAR ENDED 30 SEPTEMBER 2005

	2005 £'000	2004 £'000
OPERATING ACTIVITIES		
Net cash outflow from operating activities	(165)	(152)
NET CASH OUTFLOW FROM OPERATING ACTIVITIES	(165)	(152)
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE		
Interest received	6	4
	6	4
DECREASE IN CASH IN THE YEAR	(159)	(148)

NOTES TO THE FINANCIAL STATEMENTS - 30 SEPTEMBER 2005

1. SEGMENTAL ANALYSIS BY CLASS OF BUSINESS

	Turnover		Loss before taxation		Operating net assets	
	2005 £'000	2004 £'000	2005 £'000	2004 £'000	2005 £'000	2004 £'000
Investment activities	-	-	-	(30)	-	-
Rental activities	-	5	-	(2)	-	-
Central costs	-	-	(77)	(146)	71	(11)

	-	5	(77)	(178)	71	(11)
Cash at bank					3	162
Net assets					74	151

2. SEGMENTAL ANALYSIS BY GEOGRAPHICAL AREA

The whole of the Company's turnover and loss before taxation arise within the United Kingdom. Similarly, all net assets are in the United Kingdom with the exception of the investment held at 30 September 2005 in Harrell Hospitality Group Inc., a company based in the United States of America, with a value of £Nil (2004: £Nil).

3. LOSS PER ORDINARY SHARE

The calculation of loss per ordinary share is based upon a loss after taxation of £77,000 (2004: £178,000) and on 139,734,602 ordinary shares being the weighted number of ordinary shares in issue during the year (2004: 139,734,602).

Share options and warrants do not have a dilutive effect.

4. RELATED PARTY TRANSACTIONS

S A Komlosy, J J May and G Thompson, directors of the Company, were also directors of Coolcharm Gold Mining Company Ltd. ('Coolcharm') during the year ended 30 September 2005. During the year the Company made a loan to Coolcharm of £88,699 to earn interest on company cash. At the year end Coolcharm owed the Company £91,674. This loan is repayable on demand and interest is charged at 6% per annum. Following the appointment of H Crosby to the Board as an executive director this loan has been converted to shares in that company. A condition of

the original loan was that Net5centric had the right to convert into Coolcharm shares.

S A Komlosy and J J May were also directors of PSG Solutions plc (formerly London and Boston Investments plc) during the year ended 30 September 2005. PSG Solutions plc (formerly London & Boston Investments plc) held 68,386,092 shares in Netcentric Systems plc (48.94%) at 30 September 2005 and 30 September 2004. Since the year end this shareholding has dropped to 26,605,460 shares (19.04%). S A Komlosy and J J May are nolonger directors of PSG Solutions plc.

During the year the Company incurred management fees relating to services provided by London & Boston Investments plc of £nil (2004 - £25,000). At the year end PSG Solutions plc (formerly London & Boston Investments plc) owed the Company £nil (2004 - £28,040).

5. POST BALANCE SHEET EVENTS

On 20 March 2006 the company received 471,070 0.0001p Ordinary shares in Coolcharm Gold Mining Company Ltd. in settlement of its debt from that company of £94,167.

NOTES TO THE FINANCIAL STATEMENTS (continued) - 30 SEPTEMBER 2005

6. REPORT & ACCOUNTS

The financial information set out above does not constitute statutory financial statements within the meeting of Section 6 and Schedule 1 of the Isle of Man Companies Act 1982. Statutory financial statements for the financial year ended 30 September 2005 will be delivered to the Register of Companies.

The Report and Accounts will be posted to Shareholders shortly and will be available from PO Box 3218, Gerrards Cross, Buckinghamshire, SL9 7WY.

7. ANNUAL GENERAL MEETING

The Annual General Meeting will be held at 34 Grosvenor Gardens, London, SW1W 0AL at 5.00pm on 30 June 2006.

This information is provided by RNS
The company news service from the London Stock Exchange

ZM

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investegate

Netcentric Systems - Directorate Change

Netcentric Systems PLC
22 March 2006

Netcentric Systems PLC ('Netcentric')
22 March 2006

Netcentric is pleased to announce the appointment of Howard Crosby to the Board. Howard Crosby purchased 29.9% of the Company from PSG Solutions Plc (formerly London and Boston Investments Plc) on 13th March 2006.

The two non-executive directors, Emanuel Mond and Paul Hughes, have stepped down from the Board.

Stephen Komlosy , Chairman, commented;

'I would like to thank Emanuel Mond and Paul Hughes for their wise counsel and help during the whole period that they have been Directors of the Company.'

A further disclosure required for Howard Crosby in respect of Schedule 2 paragraph (g) of the AIM Rules will be made in due course.

Contact details

Stephen Komlosy Tel: 0208 997 0001 Fax: 0208 997 1025
Email: Stephen@komlosy.com

investegate

Howard Crosby - SAR 3 -Netcentric Systems Plc

Howard Crosby
13 March 2006

FORM SAR 3

DISCLOSURE OF ACQUISITIONS
(Rule 3 of The Rules Governing Substantial Acquisitions of Shares)

Name of acquirer	HOWARD CROSBY
Beneficial owner, if different from above	AS ABOVE
Names of any other persons acting by agreement or understanding (see SAR 5)	NONE
Company dealt in	NETCENTRIC SYSTEMS PLC
Class of voting shares (eg ordinary shares)	ORDINARY
Date of acquisition	10TH MARCH 2006
Number of shares acquired	41,780,632
Number of rights over shares acquired #	NONE
Nature of rights over shares	N/A
Total holding of voting shares (and percentage of total voting shares in issue)	41,780,632 - 29.899%
Total holding of rights over shares (and percentage of total voting shares in issue)	N/A
Combined total holding (and percentage) of voting shares and rights over shares	41,780,632 - 29.899%
Date of disclosure	13TH MARCH 2006
Contact name	STEPHEN KOMLOSY
Telephone number	07802 451212

\# See the definition of 'rights over shares' in the Definitions Section of the SARs.

For details of the SARs disclosure requirements, see SARs 3 and 5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

investegate

Netcentric Systems - Notifiable Interest

Netcentric Systems PLC
13 March 2006

Netcentric Systems plc (the 'Company')

13 March 2006

Notifiable Interest

Netcentric Systems plc have been informed today that, on Friday 10 March 2006, Howard Crosby purchased 41,780,632 ordinary shares in the Company at a price of £0.00146 per ordinary share, representing 29.899 per cent. of the Company's current issued share capital. Following this purchase, Howard Crosby holds 41,780,632 ordinary shares in the Company, representing 29.899 per cent. of the Company's issued share capital of 139,734,602 ordinary shares of 0.5p each.

Mr. Crosby, 53, has over 30 years in the investment banking industry and has founded and managed over 15 publicly traded companies. His emphasis is on the mining and natural resources sector. Early in his career he was the Vice President of UNC Nuclear Industries, a division of United Nuclear Corporation, which at the time was extensively involved in uranium exploration and production in the western United States. Currently he is also the Vice Chairman and director of Cadence Resources Corporation having previously been the President of Cadence. Mr. Crosby was one of the original founders of Cadence resources and has been instrumental in growing the market capitalization of Cadence from under 1 million dollars to over 450 million dollars. Cadence is currently listed on the NASDAQ exchange. Mr. Crosby is also a director of White Mountain Titanium as well as a director of High Plains Uranium. Both companies are listed on the public exchanges in North America. Mr. Crosby is also a director and driving force behind Platinum Diversified Mining Plc. Platinum Diversified Mining Plc. is a Special Purpose Acquisition Company (SPAC) that was recently funded and floated on the AIM market in London for $75,000,000. Platinum will be making acquisitions in the mining and natural resources sectors throughout the world.

For further information please contact:

Netcentric

G.M. Thompson, Director 07967 110 945

investegate

Netcentric Systems - Notifiable Interest

Netcentric Systems PLC
10 March 2006

Netcentric Systems plc (the 'Company')

10 March 2006

Notifiable Interest

Netcentric Systems plc have been informed today that PSG Solutions plc (formerly London & Boston Investments plc) ('PSG') have today sold 41,780,632 ordinary shares in the Company at a price of £0.00146 per ordinary share, representing 29.899 per cent. of the Company's current issued share capital. Following this sale, PSG retains a holding of 26,605,460 ordinary shares in the Company, representing 19.04 per cent. of the Company's issued share capital of 139,734,602 ordinary shares of 0.5p each.

For further information please contact:

Netcentric
G.M. Thompson, Director 07967 110 945

Teather & Greenwood
Robert Naylor 020 7426 9000

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Netcentric Systems - Notifiable Interest

Netcentric Systems PLC
03 January 2006

Netcentric Systems plc (the 'Company')

3 January 2006

Notifiable Interest

Netcentric Systems PLC have been informed that New Opportunities Investment Trust PLC no longer have a notifiable interest in the Company.

For further information please contact:

Netcentric

G.M. Thompson, Director 07967 110 945

Teather & Greenwood

Robert Naylor 020 7426 9000

This information is provided by RNS
The company news service from the London Stock Exchange

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RECEIVED
2007 MAY -3 A 11:37
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Netcentric Systems - Director Declaration

Netcentric Systems PLC
05 April 2006

Netcentric Systems plc (the 'Company')

5 April 2006

Further to the announcement made on 22 March 2006, below are the current & previous directorships and partnerships for Howard Mattes Crosby, aged 55:

Name	Current directorships and partnerships	Previous directorships and partnerships
Howard Crosby	Platinum Diversified Mining Inc. High Plains Uranium Inc. White Mountain Titanium Corporation Golden Eagle Mining Company Nevada Comstock Mining Company	Western Goldfields Corporation

In addition, Howard Crosby filed for personal recognisation under Chapter 13 of the U.S. Federal Bankruptcy Laws on June 9, 1992. Discharged on June 28, 1995.

No further disclosures are required for Howard Crosby in accordance with schedule 2, paragraph (g) of the AIM Rules.

This information is provided by RNS
The company news service from the London Stock Exchange

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Netcentric Systems - Notifiable Interest

Netcentric Systems PLC
11 April 2006

Netcentric Systems plc (the 'Company')

11 April 2006

Notifiable Interest

Netcentric Systems plc have been informed today that PSG Solutions plc (formerly London & Boston Investments plc) ('PSG') have sold 1,750,000 ordinary shares in the Company, representing 1.25 per cent. of the Company's current issued share capital. Following this sale, PSG retains a holding of 21,855,406 ordinary shares in the Company, representing 15.64 per cent. of the Company's issued share capital of 139,734,602 ordinary shares of 0.5p each.

For further information please contact:

Netcentric
G.M. Thompson, Director 07967 110 945

Teather & Greenwood
Robert Naylor 020 7426 9000

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Netcentric Systems - Holding(s) in Company

Netcentric Systems PLC
27 April 2006

Netcentric Systems plc (the 'Company')

27 April 2006

Notifiable Interest

Netcentric Systems plc were informed on 26 April 2006 that PSG Solutions plc (formerly London & Boston Investments plc) ('PSG') have sold 6,000,000 ordinary shares in the Company, representing 4.29 per cent. of the Company's current issued share capital. Following this sale, PSG retains a holding of 15,855,406 ordinary shares in the Company, representing 11.34 per cent. of the Company's issued share capital of 139,734,602 ordinary shares of 0.5p each.

For further information please contact:

Netcentric
G.M. Thompson, Director 07967 110 945

Teather & Greenwood
Robert Naylor 020 7426 9000

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Netcentric Systems - Resignation of Nomad & Broker

Netcentric Systems PLC
05 May 2006

Netcentric Systems plc ('Netcentric')

5 May 2006

Resignation as Nominated Adviser and Broker

Teather & Greenwood Limited resign as Nominated Adviser and Broker to Netcentric with immediate effect.

End.

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AIM - Suspension - Netcentric Sys

AIM
05 May 2006

NOTICE

(286)

05/05/2006 07:00am

TEMPORARY SUSPENSION OF TRADING ON AIM

NETCENTRIC SYSTEMS PLC

Trading on AIM for the under-mentioned securities has been temporarily suspended from 05/05/2006 07:00am pursuant to AIM Rule 34.

Ordinary Shares of 0.5p each fully paid (3-178-227)(GB0031782278)

AIM REGULATION
aimregulation@londonstockexchange.com

Ref: AIMNOT286

This information is provided by RNS
The company news service from the London Stock Exchange

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Netcentric Systems - Change of Adviser

Netcentric Systems PLC
05 May 2006

Netcentric Systems Plc (the Company) notes that its Nominated Advisor and Broker, Teather & Greenwood, have resigned as of today 5th May 2006. The Company is in talks with new advisors and expects to make an announcement about new arrangements shortly. In the meantime the shares of the Company are suspended.

Contact:
Stephen Komlosy   07802 451212

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Netcentric Systems - EGM Statement

Netcentric Systems PLC
05 May 2006

NETCENTRIC SYSTEMS PLC

('Netcentric' or the 'Company')

Notice of Extraordinary General Meeting

Notice is given that an extraordinary general meeting of Netcentric Systems plc ('the Company') will be held at 34 Grosvenor Gardens, London SW1W 0DH on 30 May 2006 at 5.00pm for the purpose of considering and, if thought fit, passing the following resolution which will be proposed as a special resolution:

THAT the Articles of Association of the Company be amended as follows:

1.1 by deleting in the current Article 3.2(a) the words 'in 2003 or the date falling 15 months from the date of the passing of the Resolution adopting the New Articles' and replacing them with the words 'in 2007 or the date falling 15 months from the date of the passing of the Resolution to amend these Articles';

1.2 by deleting in the current Article 3.2(b), the words 'shall not exceed twenty per cent of the aggregate of the nominal amount of the Ordinary Shares in issue at the beginning of that Prescribed Period' and replacing them with the words 'shall not exceed fifty per cent. of the aggregate of the nominal amount of the Ordinary Shares in issue at the beginning of that Prescribed Period.'; and

1.3 by inserting the following as a new Article 3.2(c):

'(c) permitting the time period contained in Article 3.2(a) and the percentage level contained in Article 3.2(b) to be extended or changed from time to time by ordinary resolution.'

In addition, the Chairman, Stephen Komlosy, has written to shareholders recommending that the resolution be passed as follows:

As stated in the Company's announcement on 29th March 2006, your board is actively seeking a suitable target company for a reverse takeover. However, at present, it is not possible for the directors to issue any shares in the Company, either to current shareholders or to third party investors, as the Company's articles of association contain a time limit during which shares can be allotted by the directors, which has expired.

Having regard to the Company's acquisition strategy, funds are required to finance working capital and the professional and other costs likely to be associated with a reverse takeover if a suitable opportunity is identified and due diligence is undertaken.

The Company is presently engaged in discussions with respect to a possible acquisition and is about to commence its due diligence. An announcement with respect to such acquisition will be made if and when it becomes reasonably probable that it will proceed. In the meantime, I am pleased to announce that the Company is raising up to US$500,000 by means of a private placing of ordinary shares in the Company to a group of independent private investors, at a price of US$0.02 per share (£0.0112 per share equivalent at an exchange rate of £1 to US$ 1.7857).

To enable the Company to complete the share placing, the directors propose that the articles of association are amended as set out in the accompanying notice of extraordinary general meeting. The amendments have to be authorised by a special resolution passed at an extraordinary general meeting of the Company's shareholders which will be held on 30 May 2006 at 5.00pm at 34 Grosvenor Gardens, London SW1W 0DH ('the EGM').

The special resolution makes three changes to the articles of association:

1. it renews and extends the time limit during which the directors may allot shares to the earlier of the annual general meeting of the Company in 2007 or 15 months from the passing of the resolution to amend the articles of association, whichever is earlier;

2. it increases the percentage of the issued ordinary share capital that the directors may allot to fifty per cent. of the amount of ordinary shares in issue at the time the special resolution is passed; and

3. it permits further renewals, extensions and increases to 1 and 2 to be made by ordinary resolution.

This will give the directors greater flexibility in the future to allot ordinary shares in the Company and will assist with procuring much needed investment or for provision of consideration for an acquisition.

The Company, pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, specifies that only those shareholders registered in the Register of Members of the Company as at 5.00 p.m. on 28 May 2006 (or in the event that the EGM is adjourned, in the Register of Members 48 hours before the time of any adjourned meeting(s)) shall be entitled to attend or vote at the EGM in respect of the number of shares registered in their name at that time. Changes to entries on the Register of Members after 5.00 p.m. on 28 May 2006 (or, in the event that the EGM is adjourned, on the Register of Members 48 hours before the time of any adjourned meeting(s)) shall be disregarded in determining the rights of any person to attend or vote at the meeting.

For further information, please contact:

Gerard Thompson, Executive Director 020-7808-4855

4 May 2006

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Netcentric Systems - Change of Adviser

Netcentric Systems PLC
16 May 2006

16 May 2006

Netcentric Systems Plc ('Netcentric Systems' or 'the Company')

Appointment of Strand Partners Limited as Nominated Adviser & Broker

Netcentric Systems is pleased to announce the appointment with immediate effect of Strand Partners Limited as the Company's sole nominated adviser and broker. Trading in the Company's ordinary shares on AIM will therefore recommence with immediate effect.

For further information, please contact:

Gerard Thompson, Executive Director
Tel: 020 7808 4855

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AIM - Restoration-Netcentric System

AIM
16 May 2006

NOTICE
(308)

16/05/2006 7:00am

RESTORATION OF TRADING ON AIM

NETCENTRIC SYSTEMS PLC

The trading on AIM for the under-mentioned securities was temporarily suspended.
The suspension is lifted from 16/05/2006 7:00am.

Ordinary Shares of 0.5p each (3-178-227)(GB0031782278)

fully paid

If you have any queries relating to the above, please contact the company's nominated adviser on 020 7409 3494.

Ref: AIMNOT308

This information is provided by RNS
The company news service from the London Stock Exchange

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Netcentric Systems - Result of EGM

Netcentric Systems PLC
31 May 2006

31 May 2006

Netcentric Systems plc
('Netcentric' or the 'Company')

Result of EGM

Further to the announcement made on 5 May 2006, the Company is pleased to announce that the special resolution put to the shareholders of the Company at the extraordinary general meeting held yesterday, details of which were set out in the circular to shareholders dated 5 May 2006, was duly passed. The special resolution authorised three changes to the Company's articles of association.

Enquiries:

Netcentric
Gerard Thompson
Tel: 020 7808 4855

Strand Partners Limited
Simon Raggett/Warren Pearce
Tel: 020 7409 3494

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Netcentric Systems - Holding(s) in Company

Netcentric Systems PLC
02 June 2006

2 June 2006

Netcentric Systems Plc ('Netcentric Systems' or 'the Company')

Holdings in Company

Netcentric Systems was notified today that following the sale on 31 May 2006 of 2,000,000 ordinary shares of 0.5p each in the Company ('Ordinary Shares'), PSG Solutions plc is interested in 13,855,406 Ordinary Shares representing approximately 9.99 per cent. of the issued ordinary share capital of the Company.

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Netcentric Systems - Interim Results

Netcentric Systems PLC
28 June 2006

28 June 2006

NETCENTRIC SYSTEMS PLC

Interim Results for the six months ended 31 March 2006

CHAIRMAN'S STATEMENT

For the six months ended 31 March 2006

At £32,000, the costs for the six months period to 31 March 2006 reflect the basic costs of running an AIM company. However, as we have previously announced, there were important changes to the Company during the period; Howard Crosby, the American natural resources entrepreneur, acquired 29.89% of the Company from PSG Solutions Plc (formerly London & Boston Investments Plc) and was appointed to the Board. At the same time both Emanuel Mond and Paul Hughes resigned from the Board. PSG Solutions Plc, both during and after the period under review, has reduced its holding to 9.99% from 48.94%.

The Company has appointed Strand Partners Limited as its new nominated advisor and broker. The Board is satisfied that this appointment reflects the Board's intention to change the direction of the Company towards natural resources with an emphasis on energy.

As previously announced, the Company is currently seeking to raise up to $500,000 for working capital and investment purposes by way of a placing with selected private investors at 2 US cents (approximately 1.125 pence) per share. To date, over $400,000 has been received in subscriptions for new shares.

The Directors are actively evaluating a potential transaction at the present time and remain confident of announcing a suitable acquisition to enhance shareholder value in due course, but in the meantime we are grateful for the continued support of our shareholders during this transition period.

Stephen A Komlosy
Chairman
28 June 2006

PROFIT AND LOSS ACCOUNT
FOR THE SIX MONTHS ENDED 31 MARCH 2006

	Six months ended 31 March 2006 Unaudited £'000	Six months ended 31 March 2005 Unaudited £'000	Year ended 30 September 2005 Audited £'000
TURNOVER	-	-	-
Net operating expenses	(32)	(36)	(83)
OPERATING LOSS	(32)	(36)	(83)
LOSS ON ORDINARY ACTIVITIES BEFORE INTEREST	(32)	(36)	(83)
Interest receivable	2	2	6
LOSS ON ORDINARY ACTIVITIES BEFORE TAXATION	(30)	(34)	(77)
Taxation	-	-	-

LOSS ON ORDINARY ACTIVITIES AFTER TAXATION	(30)	(34)	(77)
BASIC LOSS PER SHARE	(0.02)p	(0.02)p	(0.06)p
DILUTED LOSS PER SHARE	(0.02)p	(0.02)p	(0.06)p

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
FOR THE SIX MONTHS ENDED 31 MARCH 2006

	Six months ended 31 March 2006 Unaudited £'000	Six months ended 31 March 2005 Unaudited £'000	Year ended 30 September 2005 Audited £'000
Loss for the period	(30)	(34)	(77)
Total gains and losses	(30)	(34)	(77)

BALANCE SHEET
AT 31 MARCH 2006

	31 March 2006 Unaudited £'000	31 March 2005 Unaudited £'000	30 September 2005 Audited £'000
FIXED ASSETS			
Investments	94	-	-
	94	-	-
CURRENT ASSETS			
Debtors	3	131	99
Cash at bank and in hand	2	14	3
	5	145	102
CREDITORS: amounts falling due within one year	(55)	(28)	(28)
NET CURRENT ASSETS/(LIABILITIES)	(50)	117	74
TOTAL ASSETS LESS CURRENT LIABILITIES	44	117	74
NET ASSETS	44	117	74
Represented by:			
CAPITAL AND RESERVES			
Called up share capital	699	699	699
Reserves	(655)	(582)	(625)
SHAREHOLDERS' FUNDS	44	117	74

CASH FLOW STATEMENT
FOR THE PERIOD ENDED 31 MARCH 2006

	Six months ended 31 March 2006 Unaudited £'000	Six months ended 31 March 2005 Unaudited £'000	Year ended 30 September 2005 Audited £'000
NET CASH OUTFLOW FROM OPERATING ACTIVITIES	(3)	(150)	(165)

RETURNS ON INVESTMENTS AND SERVICING OF FINANCE			
Bank interest received	2	2	6
DECREASE IN CASH FOR THE PERIOD	(1)	(148)	(159)

NOTES TO THE CASH FLOW STATEMENT
FOR THE PERIOD ENDED 31 MARCH 2006

(i) RECONCILIATION OF OPERATING LOSS TO NET CASH OUTFLOW FROM OPERATING ACTIVITIES

	Six months ended 31 March 2006 Unaudited £'000	Six months ended 31 March 2005 Unaudited £'000	Year ended 30 September 2005 Audited £'000
Operating loss	(32)	(36)	(83)
Decrease/ (increase) in debtors	2	(92)	(61)
Increase/(decrease) in creditors	27	(22)	(21)
Net cash outflow from operating activities	(3)	(150)	(165)

(ii) RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET FUNDS

	Six months ended 31 March 2006 Unaudited £'000	Six months ended 31 March 2005 Unaudited £'000	Year ended 30 September 2005 Audited £'000
Decrease in cash in period	(1)	(148)	(159)
Opening net funds	3	162	162
Closing net funds	2	14	3

(iii) ANALYSIS OF NET FUNDS

	At 31 March 2006 Unaudited £'000	At 31 March 2005 Unaudited £'000	At 30 September 2005 Audited £'000
Cash at bank	2	14	3

NOTES TO THE INTERIM ACCOUNTS
FOR THE SIX MONTHS ENDED 31 MARCH 2006

1. Financial information

The financial information provided for the six months to 31 March 2006 has been prepared using consistent accounting policies as used in the preparation and filing of the statutory accounts for the year ended 30 September 2005. The financial information set out here does not constitute statutory accounts as defined by Section 240 of the Companies Act 1985.

2. Audit review

These interim results have not been subject to a full review by our company auditors, in accordance with our normal procedures.

3. Reserves

	Share premium £'000	Profit and loss account £'000	Total £'000
Year ended 30 September 2005			
At 1 October 2004	50	(598)	(548)
Loss for period	-	(77)	(77)
At 30 September 2005	50	(675)	(625)

	Share premium £'000	Profit and loss account £'000	Total £'000
Year ended 31 March 2005			
At 1 October 2004	50	(598)	(548)
Loss for period	-	(34)	(34)
At 31 March 2005	50	(632)	(582)

	Share premium £'000	Profit and loss account £'000	Total £'000
Year ended 31 March 2006			
At 1 October 2005	50	(675)	(625)
Loss for period	-	(30)	(30)
At 31 March 2006	50	(705)	(655)

4. Loss per share

The loss per share calculations have been arrived at by reference to the following earnings and weighted average number of shares in issue during the period.

	Six months ended 31 March 2006 Unaudited £'000	Six months ended 31 March 2005 Unaudited £'000	Year ended 30 September 2005 Audited £'000
Basic loss after taxation	30	34	77
Weighted number of shares in issue	139,734,602	139,734,602	139,734,602

Signed on Behalf of Netcentric Systems PLC and authorised for release

J J May
Director
28th June 2006

Netcentric Systems - Trading Update

Netcentric Systems PLC
30 June 2006

30 June 2006

Netcentric Systems plc
('Netcentric' or 'the Company')

Trading Update

The Directors of the Company note that the London Stock Exchange has today suspended trading in the Company's securities on AIM as a consequence of the Company not having completed a reverse takeover in accordance with the timetable specified under AIM Rule 15 relating to investing companies.

The Directors of the Company are pleased, however, to inform shareholders that the Company has entered into non-binding heads of terms with a third party which may lead to a transaction constituting a reverse takeover under the AIM Rules. The Company is currently undertaking due diligence in relation to the acquisition target, which is involved in the energy sector in the United States. Should the transaction under discussion proceed to contract and be approved by shareholders at an Extraordinary General Meeting, the Directors expect the Company to be readmitted to trading on AIM on publication of an AIM admission document.

A further announcement will be made as soon as appropriate.

Enquiries:

Simon Raggett
Strand Partners Limited
Tel: (020) 7409 3494

Simon Rothschild
Bankside Consultants
Tel: (020) 7367 8888

AIM - Suspension - Netcentric Syste

AIM
30 June 2006

NOTICE

(418)

30/06/2006 7:00am

TEMPORARY SUSPENSION OF TRADING ON AIM

NETCENTRIC SYSTEMS PLC

Trading on AIM for the under-mentioned securities has been temporarily suspended from 30/06/2006 7:00am pursuant to AIM Rule 15.

Ordinary Shares of 0.5p each fully paid	(3-178-227)(GB0031782278)

If you have any queries relating to the above, please contact the company's nominated adviser on 020 7409 3494.

AIM Regulation

Ref: AIMNOT418

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Netcentric Systems - AGM Statement

Netcentric Systems PLC
03 July 2006

3 July 2006

Netcentric Systems Plc ('Netcentric' or the 'Company')

Result of Annual General Meeting ('AGM')

Netcentric is pleased to announce that at the Company's AGM held on 30 June 2006 all the resolutions proposed were duly passed.

This information is provided by RNS
The company news service from the London Stock Exchange

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Netcentric Systems - Placing & Update

Netcentric Systems PLC
20 October 2006

20 October 2006

Netcentric Systems Plc
('Netcentric Systems' or 'the Company')

Placing of New Ordinary Shares and Update Regarding Reverse Acquisition

Netcentric Systems today announces that pursuant to the proposed placing announced on 5 May 2006 (the 'Placing'), the Company has raised US$532,000 (approximately £285,000) before expenses through the issue of 26,600,000 new ordinary shares of 0.5p each in the Company (the 'Placing Shares'). The Placing has been completed at a price of US$0.02 (approximately 1.07p) per Placing Share and the proceeds of the Placing are being applied towards costs incurred in relation to a potential reverse takeover.

The Placing was taken up by new investors, thereby strengthening the shareholder base. Application will be made to the London Stock Exchange for the Placing Shares to be admitted to trading on AIM if and when trading in the Company's securities is restored.

On 30 June 2006, the Company announced that it had entered into non-binding heads of terms with a third party which may lead to a transaction constituting a reverse takeover under the AIM Rules. These negotiations are ongoing and the Board expects that the reverse takeover will be completed before the end of the year.

Enquiries:

Simon Raggett
Strand Partners Limited
Tel: (020) 7409 3494

Simon Rothschild/Louise Mason
Bankside Consultants
Tel: (020) 7367 8888

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AIM - Restoration - Netcentric Sys

AIM
22 December 2006

NOTICE

(907)

22/12/2006 7:30 am

RESTORATION OF TRADING ON AIM

NETCENTRIC SYSTEMS PLC

The trading on AIM for the under-mentioned securities was temporarily suspended.
The suspension is lifted from 22/12/2006 7:30 am on publication of a document.

Ordinary Shares of 0.5p each fully paid	(3-178-227)(GB0031782278)

If you have any queries relating to the above, please contact the company's nominated adviser on 020 7409 3494.

Ref: AIMNOT907

This information is provided by RNS
The company news service from the London Stock Exchange

Netcentric Systems - Placing and Acquisition

Netcentric Systems PLC
22 December 2006

Not for release, publication or distribution in whole or in part in or into the United States, Canada, Australia, Republic of South Africa or Japan

22 December 2006

Netcentric Systems Plc

Proposed acquisition of The Oil Mining Company Inc.

Proposed placing of 51,238,000 new Ordinary Shares of 0.5p each at a price of 2.5p per share
Proposed waiver of Rule 9 of the City Code on Takeovers and Mergers
Proposed change of name to 'TomCo Energy Plc'

Proposed changes to Memorandum and Articles of Association

Application for admission to trading on AIM

Notice of Extraordinary General Meeting

Certain definitions and terms apply throughout this announcement and your attention is drawn to the table at the end of this announcement where these definitions and terms are set out in full.

Netcentric Systems PLC ('Netcentric' or 'the Company') has today conditionally agreed to acquire the entire issued share capital of The Oil Mining Company Inc ('TomCo') through the issue of 200,000,000 new Ordinary Shares, valuing TomCo at £5 million at the Placing price of 2.5p and approximately £2.05 million based on the closing mid-market price of 1.025 pence per Ordinary Share on 29 June 2006, being the day immediately prior to the suspension of the Company's shares from trading on AIM under Rule 15 of the AIM Rules. With today's announcement that suspension has been lifted.

The Company is also raising up to £1,280,950 million before expenses through the Placing of 51,238,000 new Ordinary Shares in the Company. The net proceeds of the Placing will be used to fund the acquisition of producing oil wells and proven shallow drilling prospects in the USA with the balance used to meet the working capital requirements of the enlarged Company.

TomCo is a company incorporated in Utah, USA, which holds two State of Utah oil shale leases comprising approximately 2,918 acres in the Green River oil shale formation and which are estimated to contain some 230 million barrels of oil. Shell has announced that its in situ extraction technology could be economic at oil prices of US$30 per barrel.

The Company's strategy following completion will be twofold. Firstly, to hold the TomCo leases as a long-term asset to be exploited when the commercial conditions are suitable. Secondly, to acquire and develop conventional oil assets in the USA. Led by Howard Crosby and John Ryan, the Company will concentrate principally on acquiring participations in shallow producing oil wells and intends to establish a portfolio of principally oil producing properties which will provide cash flow for the enlarged Company. On completion, John Ryan, a director of TomCo and a vendor, will be appointed to the Board. John Ryan and Howard Crosby, an existing director of the Company, have co-invested and been co-directors of a number of resource companies, primarily in the USA. Companies in which Mr Ryan and Mr Crosby have been investors and directors include Cadence Resources, which rose in value from under US$1 million in 2001, when the company adopted its oil and gas investment strategy, to over US$450 million in June 2006, when Mr Crosby stepped down as a director and Platinum Diversified Mining Inc, which raised US$77.9 million net of expenses

and was admitted to AIM in March 2006.

If the relevant Resolutions are duly passed at the EGM, the Company's existing trading facility on AIM will be cancelled and the Company will apply for the Enlarged Share Capital to be admitted to trading on AIM. Admission is expected to take place on 16 January 2007.

In view of the size and nature of the Acquisition, it is a reverse takeover of the Company under the AIM Rules. Accordingly, the Acquisition is conditional on the approval of the Shareholders. A circular will be sent to shareholders today together with a notice of EGM containing a number of proposals including a waiver of Rule 9 of the City Code on Takeovers and Mergers and the change of the Company's name to TomCo Energy Plc

Strand Partners Limited is the Company's nominated adviser and broker.

For further information:

Simon Raggett/Warren Pearce +44 (0)207 409 3494
Strand Partners Limited

Simon Rothschild/Louise Mason +44 (0)20 7367 8888
Bankside Consultants

Strand Partners Limited, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting as nominated adviser and broker to the Company in connection with the Acquisition, Placing and proposed admission of the Enlarged Share Capital to trading on AIM. Its responsibilities as the Company's nominated adviser and broker under the AIM Rules are owed solely to the London Stock Exchange and are not owed to the Company or to any Director or Proposed Director or to any other person in respect of his decision to acquire shares in the Company in reliance on any part of this announcement. Strand Partners Limited is not acting for anyone else and will not be responsible to anyone other than the Company for providing the protections afforded to its clients or for providing advice in relation to the contents of this announcement or the Acquisition, the Placing or the proposed admission of the Enlarged Share Capital to trading on AIM. No representation or warranty, express or implied, is made by Strand Partners Limited as to the contents of this announcement, without limiting the statutory rights of any person to whom this announcement is issued. The information contained in this announcement is not intended to inform or be relied upon by any subsequent purchasers of New Ordinary Shares (whether on or off exchange) and accordingly no duty of care is accepted in relation to them.

Strand Partners Limited has approved the contents of this announcement solely for the purpose of section 21 of the Financial Services and Markets Act 2000. The principal place of business of Strand Partners Limited is 26 Mount Row, London W1K 3SQ.

This announcement does not constitute, or form part of, an offer or an invitation to purchase any securities.

Proposed acquisition of The Oil Mining Company Inc.

Proposed placing of 51,238,000 new Ordinary Shares of 0.5p each at a price of 2.5p per share
Proposed waiver of Rule 9 of the City Code on Takeovers and Mergers
Proposed change of name to 'TomCo Energy Plc'

Proposed changes to Memorandum and Articles of Association

Application for admission to trading on AIM

Notice of Extraordinary General Meeting

1. Introduction

Your Board today announced that the Company has conditionally agreed to acquire the entire issued share capital of The Oil Mining Company Inc. through the issue of 200,000,000 new Ordinary Shares, valuing TomCo at £5 million at the Placing Price and approximately £2.05 million based on the closing middle market price of 1.025 pence per Ordinary Share on 29 June 2006, being the day immediately prior to the suspension of the Company's shares from trading on AIM under Rule 15 of the AIM Rules.

TomCo is a company incorporated in Utah, United States, which holds two State of Utah oil shale leases comprising approximately 2,918 acres and estimated to contain some 230 million barrels of oil in the Green River shale formation, which in turn is the largest known oil shale deposit in the world.

On Completion, one of the Vendors, John Ryan, will be appointed as commercial director of the Company. John Ryan and Howard Crosby, an existing Director, have co-invested and been co-directors of a number of resource companies, primarily in the United States. Companies in which Mr. Ryan and Mr. Crosby have been investors and directors include: Cadence Resources, which rose in value from under US$1 million in 2001, when the company adopted its oil and gas investment strategy, to over US$450 million in June 2006, when Mr. Crosby stepped down as a director (Mr. Ryan having stepped down in October 2005); and Platinum Diversified Mining Inc., which raised US$77.9 million net of expenses and was admitted to trading on AIM on 14 March 2006.

The Company's strategy following Completion will be twofold. Firstly, to hold the TomCo Leases as a long-term asset to be exploited when the commercial conditions are suitable. Secondly, to acquire and develop conventional energy resource assets in the US, led by Howard Crosby and John Ryan. The Company will concentrate principally on acquiring participations in shallow producing oil wells and intends to establish a portfolio of principally oil producing properties which will provide cash flow for the Enlarged Group.

In order to provide funding for the ongoing working capital requirements of the Enlarged Group, the Company proposes to raise approximately £1.28 million before expenses (approximately £685,000 net of expenses) through the Placing of 51,238,000 new Ordinary Shares with institutional and other investors at the Placing Price. Strand Partners has conditionally agreed to use all reasonable endeavours to procure Placees for all of the Placing Shares.

In view of the size and nature of the Acquisition, it is a reverse takeover of the Company under the AIM Rules. Accordingly, the Acquisition is conditional, inter alia, on the approval of Independent Shareholders, such approval to be sought at the EGM, notice of which is set out in the Admission Document being posted to Shareholders today.

In the context of the Acquisition, the Panel, which has been consulted by Strand Partners on behalf of the Company, considers that the Vendors, Howard Crosby, Bobby Cooper, Thomas Loucks and Kevin Stulp are persons acting in concert for the purposes of the City Code in relation to the Company. Following Completion, members of the Concert Party will together be the beneficial owners of, in aggregate, 248,124,681 Ordinary Shares representing approximately 59.00 per cent. of the Enlarged Share Capital. Independent Shareholders will therefore be asked to vote on the Waiver Resolution to approve a waiver by the Panel of any obligation on the part of the Concert Party, or any member thereof, to make a general offer to Shareholders under Rule 9 of the City Code arising from the issue to the Vendors of the Acquisition Shares pursuant to the Acquisition Agreement.

Paul Hughes is the sole independent director for the purposes of considering the Rule 9 Waiver. As all the Directors other than Howard Crosby and Paul Hughes own shares in TomCo, the Acquisition is a related party transaction under the AIM Rules. Since Howard Crosby has business dealings with the Vendors (in particular with John Ryan) and, as such is considered to be conflicted.

If the relevant Resolutions are duly passed at the EGM, the Company's existing trading facility on AIM will be cancelled and the Company will apply for the Enlarged Share Capital to be re-admitted to trading on AIM.

Shareholders should note that the Acquisition and Placing are conditional upon the Rule 9 Waiver and the Placing is also conditional on the Acquisition. If the relevant Resolutions are passed, it is expected that Admission will take place and that dealings in the shares comprising the Enlarged Share Capital will commence on 16 January 2007.

2. The Company and its investment strategy

The Company was first admitted to AIM in 1995 as Manx & Overseas Plc. In July 2000 the Company was renamed Netcentric Systems Plc following the reverse takeover of Netcentric Systems Limited, a private company involved in the development of software products for content management on the World Wide Web.

The Company does not currently conduct any trading activities and its principal activity is to operate as an AIM quoted investment company actively seeking and evaluating potential acquisition targets to increase Shareholder value.

In March 2006 Howard Crosby was appointed to the Board following his acquisition of 29.9 per cent. of the Company's issued share capital at that time from PSG Solutions Plc (formerly London and Boston Investments PLC). Mr. Crosby's appointment led to the Company's investment focus being concentrated on the American resources sector, given his successful involvement in the oil and gas and mining industries in the US.

Between April 2006 and August 2006 the Company undertook the Seed Placing in order to raise working capital and to fund initial costs in respect of a potential reverse acqutisition. The Seed Placing raised US$532,000 (approximately £294,000) at a price of 2 US cents per Ordinary Share.

If the Acquisition does not proceed, the Directors intend to continue to pursue their existing resources strategy. Shareholders should be aware, however, that, as the Company will not have completed an acquisition that constitutes a reverse takeover of the Company under the AIM Rules, the Company's trading facility on AIM will be cancelled pursuant to Rule 41 of the AIM Rules. The Directors consider it important to complete the Acquisition in order to avoid this cancellation.

3. The Company's investment strategy following Completion

The Company's strategy relating to the TomCo Leases is set out in paragraph 5.6 below. On completion of the Acquisition the Board intends to apply the net proceeds of the Placing to acquire and, where appropriate, develop conventional oil assets in the US, concentrating principally on shallow oil wells, primarily by leveraging the expertise and extensive industry contacts of Howard Crosby and John Ryan. The Board intends to focus initially on oil assets, rather than gas, for cashflow purposes. The criteria that the Board intends to apply to any potential investment is broadly described as follows:

- The Group will participate principally as a non-operating, minority investor in prospects operated by industry partners known to the Board;
- The Group will focus initially on shallow oil prospects, being prospects above 5,000 feet, in the continental USA, with primary focus on established oil producing provinces in Texas, Oklahoma, Louisiana, New Mexico and Wyoming;
- Where the Group invests in non-producing wells, the Board intends to invest in areas with proven wells nearby, adjacent to existing productive wells, or with other geologic or seismic indications that the risks of the prospect are relatively low;
- The Group's target investment price for producing oil assets is approximately US$12 to US$15 per barrel, and funding costs for non-producing assets are intended to be approximately US$5 to US$7 per barrel;
- The Group will invest primarily where the operator of the well, the subject of the investment, has invested in the project; and
- Individual investments in proven undeveloped wells are unlikely to exceed $100,000, thus diluting the Group's risk profile.

By way of this investment strategy the Board intends, over time, to establish a portfolio of principally producing oil properties. These properties may be either fully engineered, proven and developed producing wells or proven undeveloped locations, although initially the Board expect to focus on producing and fully engineered wells. Accordingly, the Directors and the Proposed Director are confident that commercial debt facilities will be available to the Group for the purpose of financing suitable acquisitions.

In addition to this strategy, the Directors may, where appropriate, make investments in, or acquisitions of, businesses involved in oil production in the United States.

4. Background to and reasons for the Acquisition and the Placing

Netcentric has not traded since September 2001 when its operating subsidiary ceased operations in the software business, since which time the Board has sought a suitable business to reverse into the Company. During this period several proposals were given serious consideration but were not progressed.

The Board has decided to pursue the Acquisition as a long-term, cornerstone investment from which to change the Company's focus to an energy resource business in the USA. In particular, the Directors believe that the Acquisition and the Placing will:

- Provide the Group with the potential opportunity to realise significant long-term value from the TomCo Leases. Further information on the TomCo Leases and on oil shale generally is set out in paragraph 5 of this Part 1 and the Competent Person's Report in Part 6 of this document;

- Provide the Company with the significant expertise, experience and contacts of John Ryan, formerly a director of Cadence Resources with Howard Crosby; and
- Raise the profile of the Group and provide a means by which the Group can fund its development into a US-focussed energy resources business.

5. Information on TomCo and the TomCo Leases

5.1 History and background

TomCo is a company registered in the State of Utah in the United States and which was incorporated on 5 December 2005. TomCo's sole activity is to hold the TomCo Leases and it has not traded since its incorporation other than to acquire the TomCo Leases. Further information on TomCo and the Vendors is set out in paragraph 8 of this Part 1 and paragraph 5 of Part 7 of this document.

5.2 Information on the TomCo Leases

The TomCo Leases comprise a collection of oil shale claims which overlie portions of the Green River formation. The Green River formation, located in north-western Colorado, eastern Utah and south-eastern Wyoming, is a geological region which contains the largest known oil shale deposit in the world.

The TomCo Leases give the right to prospect, mine, drill and remove oil shale from the land subject to the TomCo Leases. The TomCo Leases are for a term of 20 years until 31st December 2024 and continue after this initial term provided that the land is being mined or drilled or TomCo is paying a production royalty or TomCo is diligently engaged in operations, exploration, research or development activity and TomCo is paying a Minimum Royalty (as described below).

Rent of US$1 is payable per acre each year and such rent shall be increased to US$4 per acre per year for the 21 st to 25th year of the TomCo Leases, US$5 per acre per year for the 26th to 30th years of the TomCo Leases and US$10 per acre per year thereafter. In order for the TomCo Leases to continue beyond the initial 20 year period, TomCo must pay a minimum royalty of US$10 per acre per year ('Minimum Royalty') from the 21 st to 25th year, US$15 per acre per year from the 26th to 30th year and thereafter US$20 per acre per year. This Minimum Royalty is in addition to other rental payments due under the TomCo Leases. The Minimum Royalty will be adjusted annually in line with any increase of the US Consumer Price Index.

TomCo is also required to conduct all operations in a lawful manner and to post a bond or give other security to the State of Utah to assure appropriate reclamation and restitution for any damage to the surface of the land.

If the rent is not paid within 30 days of falling due, the TomCo Leases may be forfeited.

In addition to the payment of rent, TomCo must pay a production royalty of 5 per cent. of the market value of the first marketable products produced and sold. The production royalty may be increased at the discretion of the State of Utah after the first 5 years of production by up to 1 per cent. per annum subject to a maximum production royalty of 12.5 per cent. However, no royalty is payable on the first 200,000 barrels of oil from shale produced within a 12 month period.

The TomCo Leases will not be affected by any change in control of TomCo and do not contain any specific work commitments.

The State of Utah Institutional Trust Lands Administration has issued oil and gas leases on some of the land subject to the TomCo Leases and TomCo is under an obligation to cooperate in relation to such operations, if they occur.

5.3 Information on oil shale

Oil shale is a general term used to describe those sedimentary rocks, generally shales, rich enough in organic matter, kerogen, to yield synthetic petroleum products following heating at temperatures of the order of 450-500 degrees C and in the absence of air, a chemical process termed pyrolysis. Although oil shale is a known source of oil, the cost of extraction is currently high relative to other petroleum resources and consequently the potential has not yet been realised on a truly commercial basis.

Existing methods of extracting oil from shale, which are described in further detail below, currently produce oil at costs which are above the long term historic price of oil. The Directors and the Proposed Director believe, however, that the strategic benefit of producing oil in stable economic regimes such as the US may encourage the development of more economic technologies and so enable

the commercialisation of the oil shale industry.

The US Geological Survey Professional Paper 548, published in 1967, reports 'Potential Reserves' based on yield assays prepared by the US bureau of mines from some 39 core holes in the area and 20 exploratory wells and information from the outcrops using the accepted Fischer assay method. 'Potential Reserves' for whole claim blocks were estimated, based on a minimum oil shale seam thickness of 15ft and a minimum yield of 30 gallons per ton, and were classified as 'Indicated' or 'Inferred' based on the proximity to the nearest drillhole.

The USGS estimates were reported for whole claim blocks, with the TomCo Leases covering sub-sections of these. Notwithstanding this, and applying the USGS analysis to various full and part blocks of the TomCo Leases gives the estimation of an 'Indicated Potential Reserve' of 120 million tons representing 85 million barrels of oil, and an 'Inferred Potential Reserve' of 150 million tons representing 110 million barrels of oil, therefore totalling a potential yield of some 195 million barrels of oil from shale.

SRK has independently estimated the potential oil content within the TomCo Leases, using the same methodology as the USGS, but based on the data from the four nearest drill holes to TomCo Leases only. Using this approach, SRK's comparable estimate would be 390 tons with an overall potential yield of some 230 million barrels contained in oil shales with an average thickness of some 68ft and a mean yield of 25 gallons per ton.

Being an unconventional resource, oil shale does not fit easily into the usual petroleum classification codes; SRK has chosen therefore to report using the terms and definitions and guidelines proposed in the 2004 edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the 'JORC Code'). The JORC Code is designed primarily for the reporting of hard rock mineral deposits, however it is applied on a wider range of sedimentary mineral resources such as coal, and given that the TomCo Leases could be exploited at least in part by open pit mining, SRK considers it to be an appropriate code in this case.

TomCo's holdings occur in six separate lease areas. It is SRK's opinion that the oil shale present in the three eastern most of these is sufficiently known to be an Inferred Mineral Resource as defined by the JORC Code, and as such have estimated these to contain some 200 million tons of oil shale containing a potential yield of 120 million barrels with an average yield of 25 gallons per ton. This resource could in theory be accessed via open pit mining and 'traditional' retorting of the shale to release the oil, although in situ methods remain an option.

The oil shale within the three western lease areas lies under thicker overburden (300 to 700ft) which would limit exploitation to in situ methods. While it is almost certain that that the Green River shale is present within these leases, the exact thickness of the yield of the oil shale remains uncertain as there is no nearby drillhole data. Notwithstanding this, it is fully expected by SRK that limited further drilling would enable a mineral resource to be reported for these areas and that this has the potential to double the aforementioned Inferred Mineral Resource thereby bringing it into line with the USGS estimate.

5.4 Current methodologies for the extraction of shale oil

Extracting oil from oil shale is more complex than conventional oil recovery as the hydrocarbons in oil shale are present in the form of solid materials and therefore cannot be extracted using conventional oil drilling methods. The rock must therefore be heated to a high temperature and the resultant liquid separated, a

process known as retorting. Existing retorting technologies fall into one of two groups: mining (followed by surface retorting) and in situ retorting.

Whilst neither of these methodologies are currently in wide-scale commercial use, the Directors note that significant developments are being made in the field of the development of in situ oil shale extraction technology by major oil companies and smaller developers of mining technology. Shell, in particular, has made significant technological advancements in oil shale extraction at its Mahogany research project, located in the Piceance Basin, east of the Green River formation near Meeker, Colorado, some 100 miles (162 kilometres) east of the TomCo Leases. Shell has announced that its in situ extraction technology could be economic at oil prices exceeding $30 per barrel.

5.5 Strategic importance of US oil shale

The Directors believe that there are significant financial and political

pressures on the United States to reduce its current, and potentially future, reliance on foreign sources of oil. The United States is currently a net importer of oil, and the Directors expect concern over its reliance on foreign sources to increase in the foreseeable future due to the growing demand for oil within the US coupled with supply anxiety regarding the steady supply of oil to the US from the Middle East. Furthermore, global oil supplies are widely thought to have peaked, with the current annual consumption of crude oil exceeding the rate at which new oil reserves are discovered at the approximate ratio of 3 to 1.

The Naval Petroleum and Oil Shale Reserves office of the US Department of Energy was created by an Executive Order by President Taft in 1912 to oversee the US strategic interests in oil shale. The NPOSR published a report in March 2004 entitled 'Strategic Significance of America's Oil Shale Resource' which sets out the strategic rationale for developing US oil shale resources. The report proposed that an oil shale industry could be established in the US by 2011 with an aggressive goal of achieving production of 2 million barrels per day by 2020. Further to that report the NPOSR published a report entitled 'America's Oil Shale: A Roadmap for Federal Decision Making' in December 2004, which set out a series of recommendations for the implementation of a programme for development of the US oil shale resources. The report proposed federal actions to facilitate and stimulate private industry for the development of the domestic oil shale industry over a long period of time, comparable to the initiatives undertaken by the Canadian government in the 1960s in respect of the Canadian tar sands resources, which are currently yielding approximately 1 million barrels of crude oil per day. The report also noted the potential future reliance of the US military on the supply of oil shale, given the increasingly limited sources of foreign oil coupled with the greater risk of supply disruptions due to political instability.

Section 369 of the US Energy Act, which was put into effect on 8 August 2005, established a national policy and directed specific programs to further develop oil shale and oil sands. Under the guidance of the Energy Act the BLM, which holds the leasing rights over approximately 80 per cent. of the land comprising the Green River formation, invited proposals to lease small oil shale bearing tracts for RD&D purposes, each of which includes a preferential right to later convert the RD&D lease to a larger commercial lease conditional on the lessee developing a commercially and environmentally viable approach. The Directors believe that these actions form part of a strategic plan by the US government to form private/public partnerships to exploit oil shale.

5.6 Commercialisation of the TomCo Leases

The Board's strategy for the future is to hold the TomCo Leases as a long-term asset to be exploited when the commercial conditions are suitable, which conditions may include the continued high price of oil and the successful development of one or more commercially-viable oil shale extraction technologies. At such time the Board would seek, as appropriate, to develop the TomCo Leases in conjunction with holders of intervening and surrounding leases, enter into joint ventures with other lessees or operators or dispose of the leases or either of them to a third-party for development.

The Directors and Proposed Director believe that the value of the TomCo Leases is enhanced by their status as State of Utah School and Institutional Trust Lands Administration leases, which currently have a longer term than leases available from the BLM. In addition, the Directors and Proposed Director

believe that the conditions attached to the State of Utah leases are likely to be less restrictive than those available under the BLM leasing initiative and may therefore prove more attractive to prospective acquirers or partners. The Board will, however, consider disposal or commercialisation of the TomCo Leases in the short to medium term if the terms of any such disposal or commercialisation are deemed to be in the interest of Shareholders.

6. Directors and Proposed Director

The Board proposes to appoint John Ryan as an executive director of the Company on completion of the Acquisition. With effect from Completion it is proposed that Howard Crosby will assume the role of Chief Executive Officer of the Company and John May will assume the role of Finance Director of the Company. Brief biographical details of the Directors and the Proposed Director are set out below.

6.1. Directors

The current composition of the Board of the Company is as follows: Stephen Anton Komlosy, aged 65 (Executive Chairman)

Stephen, a member of MENSA, has over 45 years experience in business as a proprietor and has been a director of a number of public companies operating in the UK and the USA, and was until October 2005 chairman of AIM listed London and Boston Investments Plc (now PSG Solutions Plc), moving the company to OFEX and then to AIM. Previously, Stephen was instrumental in the flotation of PremiSys Plc, the Laurie March Group and, on NASDAQ, Avatar Systems Inc., of which he remains a director. Stephen has been a director of a number of publicly listed companies, including LPO, Pavilion Leisure Plc and Branon Plc, a supplier to North Sea Oil Companies and Ministry of Defence supplier, which he co-founded and where he was the director in charge of the launch of Cavendish Petroleum Plc, an Ohio, USA gas producer. Additionally, since 1964, Stephen has built up three private property companies, two of which have been amalgamated with public companies. Stephen was appointed to the Board on 22 October 2001.

John Joseph May, aged 58 (Executive Director)

John is a Fellow of the Institute of Chartered Accountants in England and Wales. He is policy director of the Small Business Bureau Limited and deputy chairman of The Genesis Initiative Limited, a lobby group for small business to the UK Parliament. John is the principal of his own London-based chartered accountancy practice. John was finance director of AIM listed PSG Solutions PLC, formerly London & Boston Investments Plc, until December 2005, and was previously finance director of Healthcare Enterprise Group Plc (formerly Interactivity Plc) and non-executive director of Croma Group Plc, both of which are listed on AIM. From 1977 to 1994 John was a senior partner with Horwath Clark Whitehill, where he served for eight years on the managing board and for nine years as chairman of its Thames Valley offices. In his capacity as UK national marketing partner and head of its property consultancy division, he was a director of its UK and international associations. John is currently a non-executive director of Platinum Diversified Mining Inc. listed on AIM, NASDAQ-listed Avatar Systems Inc. and non-executive chairman of Southbank UK Plc, listed on the Channel Islands Stock Exchange. John was appointed to the Board on 22 October 2001.

Gerard Maurice Thompson, aged 61 (Executive Director)

Gerard graduated from Yale University in 1967 with post graduate work at Johns Hopkins University, University of Miami and The Open University. Gerard's early career was in investment banking and corporate finance, and he has over 20 years experience with leading investment banks. His roles include managing director of AIG Trading Corp (London & USA), vice president of Smith Barney & Co (Paris & London) and vice president of Merrill Lynch International (San Juan, Paris and London). He was chairman of AIM-listed Energy Technique Plc until November 2005 and currently is a director of AIM-listed Croma Group Plc. Gerard has fifteen years experience with both private and public companies as a director in the UK and USA. Gerard was appointed to the Board on 18 May 1999.

Howard Mattes Crosby, aged 54 (Executive Director)

Howard has more than 25 years of mining industry experience. Howard was president and chief executive officer of Cadence Resources (AMEX) until June 2006. The company is a publicly traded oil and gas company with production operations in Texas and Louisiana, which recently announced a merger with Aurora Energy of Michigan, a company with extensive acreage holdings prospecting for unconventional gas in the upper Midwest USA. Whilst he was a director the market value of Cadence Resources increased from less than US$1 million to in excess of US$450 million. Early in his career, Howard served as a vice president of UNC Nuclear Industries, a division of United Nuclear Corporation, which was at the time extensively involved in uranium exploration and production in the western United States. Howard is also a vice president and director of White Mountain Titanium Corporation Inc. as well as a director of High Plains Uranium, Inc., a Canadian TSX listed company. He is also a director and was the prime mover in the AIM flotation of Platinum Diversified Mining Inc. this year which raised US$77.9 million net. He holds a B.A. from the University of Idaho. Howard was appointed to the Board on 15 March 2006.

Paul Martyn Hughes, aged 49 (Independent Non-executive Director)

Paul has over 25 years of international banking business development experience and is a prior non-executive of the Company. He was formally a management executive at Lloyds TSB bank and is currently the local chairman, in the Southwest of the UK, of Clydesdale Bank. Paul is a graduate of the Associate of the Institute of Bankers, BSc (Econ) (Hons). Paul was appointed to the Board on 31 October 2006.

6.2 Proposed Director

On Completion it is intended that John Ryan will be appointed to the Board as an executive director. John Patrick Ryan, aged 44 (Commercial Director)

John is executive vice president and chief financial officer of High Plains Uranium Inc., which he led from start up in April 2004 to its successful IPO on the Toronto Stock Exchange in December 2005. He is also currently chief financial officer of Trend Mining Company and chief legal officer of Platinum Diversified Mining, Inc., both of which focus on metals exploration. John has over twelve years' senior level experience in the mineral and oil and gas industry sectors. He was until October 2005 executive vice president and chief financial officer of Cadence Resources where he was instrumental in negotiating the acquisition of Aurora Oil & Gas Corporation Inc. which involved assisting with the successful raising of over US$20 million in new equity capital to close the transaction. John was previously executive vice president and chief financial officer of Western Goldfields, Inc. and a stockbroker at Pennaluna & Co., and Shearson-Lehman Brothers. John gained a BSc in Mining Engineering from the University of Idaho and a Juris Doctor at Boston College Law School.

7. Principal terms of the Acquisition

Pursuant to the Acquisition Agreement, the Company has agreed conditionally to purchase the entire issued share capital of TomCo from the Vendors through the allotment and issue of the Acquisition Shares, equating to a value of £5 million at the Placing Price and approximately £2.05 million based on the closing middle market price of 1.025 pence per new Ordinary Share on 29 June 2006, being the day immediately prior to the suspension of the Company's shares from trading on AIM.

The Vendors, their current holdings in TomCo and the number of Acquisition Shares to be issued to them on Completion are as follows:

Holder	Shares in TomCo	Acquisition Shares	Proportion of the Enlarged Share Capital
Peter Laczay	7,000	7,000,000	1.66%
Road Holdings	20,000	20,000,000	4.76%
Meadow Holdings	20,000	20,000,000	4.76%
Creek Holdings	20,000	20,000,000	4.76%
John Ryan	46,000	46,000,000	10.94%
Edward Cox	2,000	2,000,000	0.48%
Jonah Loop	2,000	2,000,000	0.48%
Gerard Thompson	20,750	20,750,000	4.93%
John May	20,750	20,750,000	4.93%
Stephen Komlosy	20,750	20,750,000	4.93%
Baysville International	20,750	20,750,000	4.93%
Total	200,000	200,000,000	47.55%

On Completion the Vendors (including the Vendor Directors) will own, in aggregate, 200,000,000 Ordinary Shares, representing 47.55 per cent. of the Enlarged Share Capital. Details of the Vendors who are not Vendor Directors (excluding John Ryan), are below:

Peter Laczay

Peter is a geologist in the United States who sold the State of Utah lease ML 49571 to TomCo. Road Holdings and Creek Holdings

These companies are wholly-owned by Naomi Bodner and Laura Huberfeld respectively, the wives of two prominent American businessmen, David Bodner and Mark Huberfeld. Huberfeld and Bodner operate a company and a partnership as a type of private hedge fund investing in high risk equity opportunities. Former investments include Norcrown Trust and Bank (now sold to Valley Bancorp) and mPhase Technologies, Inc.

Meadow Holdings

Wholly-owned by Mark Nordlicht, a resources entrepreneur. Mr. Nordlicht was a founder shareholder and is current Executive Chairman of Platinum Diversified Mining Inc., a company in which Howard Crosby, John Ryan and John May are also directors and founder shareholders.

Baysville International

A BVI company administered by a Jersey trust which has invested in several projects in which Howard Crosby and/or John Ryan have been involved. Baysville International is wholly owned by Mr Harlan Seachris, a US national resident in Germany. Mr Seachris is an entrepreneur involved in the provision of advice to

early stage companies.

The Acquisition Agreement is conditional upon the Rule 9 Waiver, approval of the Acquisition by Shareholders and Admission. The Acquisition Agreement contains restrictions as to matters which may be undertaken by the company prior to its completion. It also contains warranties and indemnities appropriate to the size and nature of the Acquisition, which are subject to certain limitations. It also provides that if any of the warranties are breached or found to be untrue, misleading or inaccurate prior to completion of the Acquisition Agreement, then the Company has the right to rescind the Acquisition Agreement. The Acquisition Agreement is governed by English law.

Edward Michael Cox

Edward is currently chief operating officer and founder of Pangea Pictures Corporation and a director of TomCo. Edward has in the past worked as a business strategist in the film and mining industries, including US Silver Corporation and Consolidated Goldfields Corporation.

Jonah Dance Loop

Jonah is the chief executive officer and founder of Pangea Pictures Corporation. Prior to founding Pangea Pictures Corporation, Jonah founded Big Red Pixel Productions and worked on creating visual effects for Hollywood films.

8. Details of the Placing and use of proceeds

The Company is proposing to issue up to 51,238,000 Placing Shares pursuant to the Placing at the Placing Price to raise up to £1.28 million before expenses (approximately £685,000 net of expenses). The net proceeds of the Placing will be used to provide the Enlarged Group with additional funding for its ongoing working capital requirements, in particular to enable the Company to investigate and take advantage of potential investment opportunities within the United States' oil industry.

The Placing Shares will represent approximately 12.18 per cent. of the Enlarged Share Capital of the Company following Admission, be fully paid and rank equally in all respects with the Existing Ordinary Shares and the Acquisition Shares.

The Company, the Directors and Proposed Director have entered into the Placing Agreement with Strand Partners. The Placing has not been underwritten. Strand Partners has conditionally agreed to use all reasonable endeavours to procure placees for all of the Placing Shares at the Placing Price. The Placing is conditional, amongst other things, upon the Placing Agreement becoming effective on or before 16 January 2007, or such later time and date as the Company and Strand Partners may agree, but in any event not later than 31 January 2007.

If market conditions permit, the Directors may raise up to a further £1 million by the issue of Ordinary Shares at not less than the Placing Price before 31 January 2007.

9. The Strand Shares and the Strand Warrant

In consideration of advising the Company in connection with the Proposals, Strand Partners will on Completion be allotted Ordinary Shares with a value of £75,000 at the Placing Price. Further, Strand Partners Securities has been issued with the Strand Warrant, pursuant to which it has the right to subscribe at the Placing Price for such number of Ordinary Shares as represents 2 per cent. of the Ordinary Share capital of the Company at the time of its exercise. The Strand Warrant is exercisable for 5 years following and subject to Admission.

10. Dividend policy

The Directors and the Proposed Director do intend that the Company will commence the payment of dividends when it becomes commercially prudent to do so, and subject always to the Company having sufficient distributable profits to enable it to do so.

11. Change of company name

To reflect the proposed changes to the Company, its management and operations as a result of the Acquisition, it is proposed that, conditional on completion of the Acquisition, the Company change its name to TomCo Energy Plc at the EGM.

12. The City Code on Takeovers and Mergers

The Acquisition and the issue of the Acquisition Shares to certain members of the Concert Party give rise to certain considerations under the City Code. Brief details of the Panel, the City Code and the protections they afford to Shareholders are described below.

The City Code is issued and administered by the Panel. The City Code applies to all takeovers and merger transactions, however effected, where the offeree company is, inter alia, a listed or unlisted public company resident in the UK, the Channel Islands or the Isle of Man and to certain categories of private limited companies. Netcentric is such a company and Shareholders are entitled to the protection afforded by the City Code.

Under Rule 9 of the City Code, when any person or group of persons acting in concert individually or collectively are interested in shares which in aggregate carry not less than 30 per cent. of the voting rights of a company but does not hold shares carrying more than 50 per cent. of the voting rights of a company and such person or any person acting in concert with him acquires an interest in any other shares, which increases the percentage of the shares carrying voting rights in which he is interested, then that person or group of persons is normally required by the Panel to make a general offer in cash to all shareholders of that company at the highest price paid by them for any interest in shares in that company during the previous 12 months.

Under the City Code, a concert party arises where persons acting together pursuant to an agreement or understanding (whether formal or informal) actively co-operate to obtain or consolidate control of that company or to frustrate the successful outcome of an offer for the company. Control means the holding, or aggregate holdings, of interests in shares carrying 30 per cent. or more of the voting rights of the company, irrespective of whether the holding or holdings give de facto control.

In the context of the Acquisition, the Panel, which has been consulted by Strand Partners on behalf of the Company, considers that the Vendors, Howard Crosby, Bobby Cooper, Thomas Loucks and Kevin Stulp are persons acting in concert for the purposes of the City Code in relation to the Company.

Information relating to the Vendor Directors, John Ryan and Howard Crosby is set out in paragraph 7 of this Part 1 and information relating to the other Vendors is set out in paragraph 8 of this Part 1. Bobby Cooper and Thomas Loucks are founder shareholders and directors of Platinum Diversified Mining Inc. with John Ryan and Howard Crosby, and are co-directors of Silver Crest Resources Inc. with Howard Crosby. Bobby Cooper is also a co-director with John Ryan, and a former co-director with Howard Crosby, of High Plains Uranium Inc. Kevin Stulp was a founder shareholder and director of Cadence Resources with Howard Crosby and John Ryan and is a former co-director of John Ryan and Howard Crosby.

Following completion of the Proposals, the Concert Party will hold 248,124,681 Ordinary Shares representing approximately 58.99 per cent. of the voting rights attaching to the Enlarged Share Capital and would be entitled to increase their interest in the voting rights of the Company without incurring any further obligation under Rule 9 of the City Code to make a general offer. The respective interests of the members of the Concert Party in the Company following completion of the Proposals are set out in the Admission Document.

The Panel has agreed, subject to the approval of the Independent Shareholders at the Extraordinary General Meeting, to waive the obligation for the Concert Party to make a general offer to Shareholders under Rule 9 that would otherwise arise. Accordingly, Resolution 1 is being proposed at the EGM and will be taken on a poll of the Independent Shareholders.

Following completion, the Concert Party shall hold more than 50 per cent. of the Company's voting share capital and for so long as they continue to be treated as acting in concert may accordingly increase their aggregate interest in shares without incurring any obligation under Rule 9 to make a general offer, although individual members of the Concert Party will not be able to increase their percentage interest in shares through or between a Rule 9 threshold without Panel consent.

13. Dealings

Application will be made for the Enlarged Share Capital to be admitted to AIM. Subject to Completion of the Acquisition, Admission is expected to take place, and dealings in the Enlarged Share Capital commence, on 16 January 2007.

14. Lock-in and orderly market arrangements

On Completion, the Directors, the Proposed Director, the Vendors and Howard

Crosby will be interested in approximately 57.63 per cent. of the Enlarged Share Capital. They have undertaken to the Company and Strand Partners that, except in certain limited circumstances, they will not dispose of any interest in the Ordinary Shares held by them for a period of 12 months from the date of Admission and, for the following 12 months, that they will only dispose of their holdings with the consent of the Company's broker and nominated adviser from time to time, such consent only to be withheld on orderly market grounds.

15. New Warrants

Stephen Komlosy, John May, Gerard Thompson, Howard Crosby and John Ryan have been granted New Warrants conditional upon completion of the Acquisition and Placing. The New Warrants entitle each holder to subscribe for up to 7,386,692 Ordinary Shares at the Placing Price, representing 2 per cent. of the Enlarged Share Capital.

16. Admission Document

The Admission Document setting out details of the Proposals and including a notice of the EGM, accompanied by the form of proxy, will be posted to Shareholders today. Copies of the admission document will be available to the public free of charge from today at the offices of Strand Partners Limited at 26 Mount Row, London SW1 3SQ and at Wallace LLP, One Portland Place, London, W1B 1PN during normal business hours on any weekday (other than Saturdays and public holidays), until one month following the date of admission.

17. Expected Timetable of Principal Events

Publication of this document	22 December 2006
Latest time and date for receipt of forms of proxy	10.00 a.m. GMT on 12 January 2007
Payment to be received from the investors (other than through CREST) pursuant to the Placing in cleared funds	12.00 p.m. GMT on 10 January 2007
Extraordinary General Meeting	10.00 a.m. GMT on 15 January 2007
Admission effective and ealings expected to commence in the Enlarged Share Capital on AIM	16 January 2007
Completion of the Acquisition	16 January 2007
CREST accounts expected to be credited	16 January 2007
Definitive share certificates for the Acquisition Shares and Placing Shares expected to be despatched (where applicable) by	30 January 2007

Enquiries:

Simon Raggett/Warren Pearce Strand Partners Limited	+44 (0)207 409 3494
Simon Rothschild/Louise Mason Bankside Consultants	+44 (0)20 7367 8888

Strand Partners Limited, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting as nominated adviser and broker to the Company in connection with the Acquisition, Placing and proposed admission of the Enlarged Share Capital to trading on AIM. Its responsibilities as the Company's nominated adviser and broker under the AIM Rules are owed solely to the London Stock Exchange and are not owed to the Company or to any Director or Proposed Director or to any other person in respect of his decision to acquire shares in the Company in reliance on any part of this announcement. Strand Partners Limited is not acting for anyone else and will not be responsible to anyone other than the Company for providing the protections afforded to its clients or for providing advice in relation to the contents of this announcement or the Acquisition, the Placing or the proposed admission of the Enlarged Share Capital to trading on AIM. No representation or warranty, express or implied, is made by Strand Partners Limited as to the contents of this announcement, without limiting the statutory rights of any person to whom this announcement is issued. The information contained in this announcement is not intended to inform or be relied upon by any subsequent purchasers of New Ordinary Shares (whether on or off exchange) and accordingly no duty of care is

accepted in relation to them.

Strand Partners Limited has approved the contents of this announcement solely for the purpose of section 21 of the Financial Services and Markets Act 2000. The principal place of business of Strand Partners Limited is 26 Mount Row, London W1K 3SQ.

This announcement does not constitute, or form part of, an offer or an invitation to purchase any securities.

The following definitions apply throughout this announcement, unless the context requires otherwise:

'Acquisition'	the proposed acquisition by the Company of the entire issued share capital of The Oil Mining Company Inc. pursuant to the Acquisition Agreement
'Acquisition Agreement'	the conditional agreement dated 22 December 2006 between the Company and the Vendors relating to the Acquisition.
'Acquisition Shares'	the 200,000,000 new Ordinary Shares in the Company to be allotted and issued pursuant to the Acquisition Agreement.
'Admission'	the effective admission of the Enlarged Share Capital of the Company to trading on AIM in accordance with the AIM Rules.
'Admission Document'	the document posted to shareholders today.
'AIM'	the AIM market operated by the London Stock Exchange.
'AIM Rules'	the rules applicable to companies whose shares are traded on AIM published by the London Stock Exchange from time to time.
'BLM'	the Bureau of Land Management, an agency within the Department of the Interior of the US Federal government
'Board'	the board of directors of the Company from time to time.
'CA 1931-2004' or 'Act'	the Isle of Man Companies Act 1931-2004, as amended.
'Cadence Resources'	Cadence Resources, Inc. (now Aurora Oil and Gas Corporation Inc.).
'City Code'	the City Code on Takeovers and Mergers.
'Combined Code'	the Combined Code on corporate governance issued by the Financial Reporting Council.
'Company' or 'Netcentric'	Netcentric Systems Plc, incorporated and registered in the Isle of Man with number 36210C.
'Completion'	completion of the Proposals.
'Concert Party'	the Vendors (including Stephen Komlosy, John May, Gerard Thompson and John Ryan), Howard Crosby, Bobby Cooper, Thomas Loucks and Kevin Stulp.
'CPR'	Competent Person's Report.
'CREST'	the system for paperless settlement of trades and the holding of uncertificated securities administered by CRESTCo Limited.
'CVA'	the Company Voluntary Arrangement completed by the operating subsidiary of the Company in July 2002.
'Directors'	the existing directors of the Company as at the date of this announcement whose names are listed on page 8 of this document.
'Energy Act'	the US Energy Policy Act of 2005.
'Enlarged Group'	the Company as enlarged by the Acquisition.
'Enlarged Share	the issued ordinary share capital of the Company immediately

Capital'	following Completion comprising the Existing Ordinary Shares, the Acquisition Shares, the Placing Shares and the Strand Shares.
'Existing Ordinary Shares'	the 166,334,602 Ordinary Shares in issue at the date of this announcement.
'Existing Warrant'	the warrant to subscribe for Ordinary Shares created under the warrant instrument issued by the Company on 22 July 2002.
'Extraordinary General Meeting' or 'EGM'	the extraordinary general meeting of the Company, notice of which is set out in the Admission Document.
'FSA'	the Financial Services Authority of the United Kingdom.
'Group'	the Company and any subsidiary of the Company.
'Independent Director'	Paul Hughes.
'Independent Shareholders'	Shareholders other than members of the Concert Party.
'Indicated Mineral Resource'	part of a mineral resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable amount of confidence.
'Inferred Mineral Resource'	part of a mineral resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a limited amount of confidence.
'JORC Code'	the code of the Joint Ore Reserves Committee, an Australasian Code for the reporting of identified mineral resources and ore reserves.
'kerogen'	the fossilised organic matter found in shale and other sedimentary rock formed during the deposition of sediments. Upon heating, it breaks down into recoverable gaseous and liquid substances, including oil.
'London Stock Exchange'	London Stock Exchange Plc.
'New Warrants'	warrants to subscribe for 36,933,460 Ordinary Shares at the Placing Price exercisable from two years following Admission for a period of two years, held by certain Directors and the Proposed Director.
'NPOSR'	the Naval Petroleum and Oil Shale Reserves office of the US Department of Energy.
'Official List'	the official list of the United Kingdom Listing Authority.
'oil shale'	a fine grained sedimentary rock that contains kerogen.
'Ordinary Shares'	ordinary shares of 0.5p each in the capital of the Company.
'Panel'	the Panel on Takeovers and Mergers.
'Placees'	subscribers for Placing Shares.
'Placing'	the proposed conditional placing of the Placing Shares by Strand Partners at the Placing Price pursuant to the Placing Agreement.
'Placing Agreement'	the conditional agreement dated 22 December 2006 between the Company (1), the Directors (2), the Proposed Director (3) and Strand Partners (4).
'Placing Price'	2.5p per Placing Share.
'Placing Shares'	the 51,238,000 new Ordinary Shares which are proposed to be issued pursuant to the Placing.
'Proposals'	together the Rule 9 Waiver, the Acquisition, the changes to the Memorandum and Articles of Association, the Placing, the change of name and Admission.

'Proposed Director'	John Ryan.
'RD&D'	research, development and demonstration.
'Resolutions'	the resolutions to be proposed at the EGM as set out in the notice of EGM at the end of this document and reference to a 'Resolution' is to the relevant resolution set out in the notice of EGM.
'Rule 9'	Rule 9 of the City Code.
'Rule 9 Waiver'	the waiver of Rule 9 which has been granted by the Panel, conditional upon the approval by Independent Shareholders on a poll of the Waiver Resolution at the EGM.
'Seed Placing'	the placing of 26,600,000 new Ordinary Shares at 2 US cents per Ordinary Share between April 2006 and August 2006 to raise working capital and funds to cover the initial costs of the Acquisition.
'Share Dealing Code'	the code on dealings in the Company's securities adopted by the Company, that complies with the AIM Rules.
'Shareholders'	shareholders in the Company.
'Shell'	Royal Dutch Shell Plc or the US operating company affiliate, Shell Oil Company.
'SRK Consulting'	SRK Consulting (UK) Limited, the independent geologists who wrote the report on the TomCo Leases.
'Strand Partners'	Strand Partners Limited, the Company's nominated adviser and broker.
'Strand Partners Securities'	Strand Partners Securities Limited (a wholly owned subsidiary of Strand Partners), a company incorporated in England and Wales with registered number 3673995, whose registered office is at 26 Mount Row, London W1K 3SQ.
'Strand Shares'	3,000,000 new Ordinary Shares to be issued to Strand Partners on Admission as part of its fees for acting as nominated adviser to the Company.
'Strand Warrant'	the warrant held by Strand Partners Securities to subscribe at the Placing Price for two per cent. of the Ordinary Share capital at the date of exercise which is exercisable for a period of five years.
'subsidiary' and 'subsidiary undertaking'	have the meanings given to them by the UK Companies Act 1985.
'TomCo'	The Oil Mining Company Inc., a company incorporated in Utah, USA with entity number 6064669-0142 whose principal place of business is at 301 Central Ave., No. 384, Hilton Head Island, South Carolina, 29926, USA.
'TomCo Leases'	leases ML49570 and ML49571, in the Uinta Basin of Utah, USA, currently leased by TomCo from the State of Utah acting by and through the School and Institutional Trust Lands Administration.
'UK' or 'United Kingdom'	the United Kingdom of Great Britain and Northern Ireland.
'uncertificated' or 'in uncertificated form'	recorded on the relevant register of the share or security concerned as being held in uncertificated form in CREST and title to which may be transferred by means of CREST.
'United Kingdom Listing Authority'	the Financial Services Authority, acting in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000, as amended.
'US', 'USA' or	the United States of America, its territories and possessions,

'United States'	any state of the United States of America and the District of Columbia and all other areas subject to its jurisdiction.
'US$'	US Dollars, the legal currency of the US. Throughout this document, except where otherwise stated, an exchange rate of £1 = US$ 1.84 has been used.
'US Department of Energy'	the US governmental department concerned with national, economic and energy security of the nation whose intention is to promote scientific and technological innovation in support of that mission.
'US person'	a citizen or permanent resident of the United States, as defined in Regulation S promulgated under the US Securities Act 1933.
'Vendor Directors'	Stephen Komlosy, John May and Gerard Thompson.
'Vendors'	the shareholders in TomCo at the date of this announcement.
'Waiver Resolution'	resolution 1 in the notice of the EGM announcement.
'Warrants'	the Existing Warrant, the New Warrants and the Strand Warrant.


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AIM

Friday 22 December, 2006

11:23A - Schedule 1 - Netcentric

AIM
22 December 2006

ANNOUNCEMENT TO BE MADE BY THE AIM APPLICANT PRIOR TO ADMISSION IN ACCORDANCE WITH AIM RULE 2

ALL APPLICANTS MUST COMPLETE THE FOLLOWING:

COMPANY NAME:
Netcentric Systems Plc (to be renamed TomCo Energy Plc)
COMPANY ADDRESS:
2nd Floor, Sixty Circular Road, Douglas, Isle of Man
COMPANY POSTCODE:
IM1 1SA
COUNTRY OF INCORPORATION:
Isle of Man
COMPANY BUSINESS OR, IN THE CASE OF AN INVESTING COMPANY, DETAILS OF ITS INVESTMENT STRATEGY TO BE DISCLOSED IN ACCORDANCE WITH SCHEDULE 2, PARAGRAPH (J) OF THE AIM RULES:

Netcentric Systems Plc is currently an investing company. Following completion of the acquisition of The Oil Mining Co, Inc. its primary objective will be firstly to create shareholder value through the acquisition and

development of conventional energy resource assets in the USA, and secondly to hold long-term oil shale leases in the USA for exploitation when the commercial conditions are suitable.
DETAILS OF SECURITIES TO BE ADMITTED (i.e. where known, number of shares, nominal value and issue price to which it seeks admission and the number and type to be held as treasury shares):

420,572,602 ordinary shares having a nominal value of 0.5p each
CAPITAL TO BE RAISED ON ADMISSION:
1,280,000 before expenses
FULL NAMES AND FUNCTIONS OF DIRECTORS AND PROPOSED DIRECTORS:

Stephen Anton Komlosy (Executive Chairman)

Gerard Maurice Thompson (Executive Director)

John Joseph May (Executive Director)

(Executive Director)

Paul Martyn Hughes (Non-Executive Director)

Proposed Director:

John Patrick Ryan (Commercial Director)

PERSON(S) INTERESTED IN 3% OR MORE OF THE ISSUER'S CAPITAL, EXPRESSED AS A PERCENTAGE OF THE ISSUED SHARE CAPITAL BEFORE AND AFTER ADMISSION:

Before Admission:

Howard Crosby (25.12%)

PSG Solutions Plc (8.3%)

HDSL Nominees Limited (5.09%)

Barclayshare Nominees Limited (4.74%)

Roland E Wheeler Jr (3.01%)

After Admission:

Howard Crosby (9.93%)

Gerard Thompson (5.07%)

Stephen Komlosy (4.93%)

John May (4.93%)

John P Ryan (23.15%)

PSG Solutions Plc (3.29%)

NAMES AND ADDRESSES OF ALL PERSONS TO BE DISCLOSED IN ACCORDANCE WITH SCHEDULE 2, PARAGRAPH (H) OF THE AIM RULES:

NA
N/A
ANTICIPATED ACCOUNTING REFERENCE DATE:
30 September
EXPECTED ADMISSION DATE:
16 January 2007
NAME AND ADDRESS OF NOMINATED ADVISER:

Strand Partners Limited

26 Mount Row

London

W1K 3SQ
NAME AND ADDRESS OF BROKER:

Strand Partners Limited

26 Mount Row

London

W1K 3SQ

DETAILS OF WHERE (POSTAL OR INTERNET ADDRESS) THE ADMISSION DOCUMENT WILL BE AVAILABLE FROM, WITH A STATEMENT THAT THIS WILL CONTAIN FULL DETAILS ABOUT THE APPLICANT AND THE ADMISSION OF ITS SECURITIES:

The Admission Document containing full details about the applicant and its securities, will be available for public inspection for a period of not less than one month from the date of admission at the following location during normal business hours on any weekday (other then Saturdays, Sundays and public holidays):

Wallace LLP

One Portland Place

London

W1B 1PN

DATE OF NOTIFICATION:
22 December 2006
NEW/ UPDATE (see note):
New

This information is provided by RNS
The company news service from the London Stock Exchange

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Netcentric Systems - EGM Statement

Netcentric Systems PLC
15 January 2007

For immediate release

15 January 2007

Netcentric Systems Plc ('Netcentric' or the 'Company')

Result of Extraordinary General Meeting

The Board of Netcentric is pleased to announce that all resolutions proposed at the Extraordinary General Meeting held earlier today were passed by the shareholders. The resolutions approved the acquisition of The Oil Mining Company Inc., the waiver of obligations under Rule 9 of the City Code on Takeovers and Mergers, the amendment of the Articles of Association, the amendment of the Memorandum of Association, the change of name to 'TomCo Energy Plc' and the Placing of 51,238,000 Ordinary Shares to raise £1,280,950 in cash before expenses, as set out in the notice of Extraordinary General Meeting dated 22 December 2006. The Acquisition and Placing remain conditional on Admission.

On Admission, the Concert Party will be interested in aggregate in 248,124,681 Ordinary Shares representing approximately 59 per cent. of the Company's enlarged issued share capital.

Application has been made to the London Stock Exchange for the new Ordinary Shares to be admitted to trading on AIM. Admission is expected to become effective and dealings in the 254,238,000 new Ordinary Shares are expected to commence at 8.00 a.m. on Tuesday 16 January 2007, under the Company's new name of TomCo Energy Plc (AIM: TOM.L).

Completion of the Acquisition is due to take place on 16 January 2007. With effect from Completion, Howard Crosby will be appointed as Chief Executive Officer, John May as Finance Director and John Ryan as Commercial Director. Save as set out in the Admission Document, there is no further information to be disclosed in respect of the Proposed Directors under paragraph (g) of Schedule 2 of the AIM Rules.

Unless the context otherwise requires, defined terms used in this announcement shall have the meanings given to them in the Admission Document posted to shareholders of the Company on 22 December 2006.

Enquiries:

Netcentric Systems Plc
Stephen Komlosy Tel: (020) 7808 4856

Strand Partners Limited
Simon Raggett Tel: (020) 7409 3494
Warren Pearce
Thomas Lockyer

Bankside Consultants
Simon Rothschild Tel: (020) 7367 8888
Louise Mason

Strand Partners Limited, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting as nominated adviser and broker to the Company in connection with the Acquisition, Placing and Admission of the Enlarged Share Capital to trading on AIM. Its responsibilities as the Company's nominated adviser and broker under the AIM Rules are owed solely to the London Stock Exchange and are not owed to the Company or to any Director or Proposed Director or to any other person in respect of his decision to acquire shares in the Company in reliance on any part of this announcement. Strand Partners

Limited is not acting for anyone else and will not be responsible to anyone other than the Company for providing the protections afforded to its clients or for providing advice in relation to the contents of this announcement or the Acquisition, the Placing or Admission of the Enlarged Share Capital to trading on AIM.

TomCo Energy PLC - Investment in Oil Well

TomCo Energy PLC
23 January 2007

TomCo Energy Plc ('TomCo' or 'the Company')

Investment in Oil Well

TomCo (TOM.L), formerly Netcentric Systems Plc (NCS.L), is pleased to announce that, in accordance with its stated policy of investment in highly prospective undeveloped oil well locations, it has acquired an interest in the Flusche Oil Well Prospect ('Flusche'). The Company holds a 40 per cent. working interest in the well which it has purchased for $56,000 of drilling cost. The Company expects to spend an additional estimated $50,000 on completion costs for this well.

The operator of the well is Spruiell Drilling Co., Inc. which holds a 10 per cent. working interest in the well. The well is located in Wichita County, Texas, on a major oil bearing structure called the Red River Arch from which approximately 290 million barrels of oil have been extracted to date.

Drilling at Flusche has intersected six zones which geological advisors to the Company consider to be zones capable of supporting economic oil production. Two of the zones were recently perforated for production, namely the '1790 foot' zone and the 'Gunsight Sand' at 1,960 feet. During routine well testing procedures, oil was recovered from both zones. The well has been made ready for production in all respects and is currently awaiting electric hookup, which is expected within two weeks of the date of this announcement.

Details on production rates at Flusche will be announced as soon as they become available. Two additional development locations have also been identified by the drilling of this well, which the Company intends to drill test in the near future.

The Company's geological advisers are also now undertaking feasibility studies in Western Kansas and Southern Oklahoma on potential sites for shallow oil production. Further announcements in respect of these studies, shall be released as appropriate.

This announcement has been reviewed by Lucius C. Geer, a 'qualified person' for the purposes of the AIM Rules. Mr. Geer is a longtime member of The Society of Independent Professional Earth Sciences #408 (SIPES), and is the senior partner of Lucius C. Geer & Associates, an independent firm of consulting Geologists and Geophysicists based in Houston, Texas.

For further information, please contact:

TomCo Energy Plc
Stephen Komlosy Tel: (020) 7808 4856

Strand Partners Limited
Simon Raggett Tel: (020) 7409 3494
Warren Pearce
Thomas Lockyer

Bankside Consultants
Simon Rothschild Tel: (020) 7367 8888
Louise Mason

TomCo Energy PLC - Holding(s) in Company

TomCo Energy PLC
29 January 2007

PSG Solutions Holding in TomCo Energy Plc ('TomCo' or the 'Company')

TomCo (TOM.L) was advised on 29 January 2007 by PSG Solutions plc that, following the disposal of 2,850,000 Ordinary Shares representing 0.68 per cent. of the Company's total share capital, PSG Solutions plc no longer holds a notifiable interest in the ordinary share capital of the Company.

TomCo Energy PLC - Further Placing

TomCo Energy PLC
07 February 2007

TomCo Energy Plc ('TomCo' or 'the Company')

Further placing of 20,010,000 new ordinary shares at 2.5 pence each to raise £500,250 (gross)

The Board of TomCo, the AIM-listed oil investment company, is pleased to announce that a total of £500,250 has been raised through a further placing of 20,010,000 ordinary shares of 0.5p ('Ordinary Shares') at a placing price of 2.5p ('Further Placing'). The new Ordinary Shares issued pursuant to the Further Placing are expected to be admitted to trading on AIM on 8 February 2007.

The total gross amount raised in the placings pursuant to the acquisition of The Oil Mining Company Inc. is therefore £1,781,200, with £1,280,950 having been raised in the placing announced on 22 December 2006. As a result of the Further Placing the total number of Ordinary Shares in issue has increased to 440,582,602.

The Board is confident that the funds raised will allow a greater investment programme in oil production and exploration than originally anticipated.

The Company is currently examining a number of suitable investment prospects and expects to announce further participations in producing oil wells and exploration in due course.

Contact:

TomCo Energy Plc
Stephen Komlosy Tel: (020) 7808 4856

Strand Partners Limited
Simon Raggett Tel: (020) 7409 3494
Warren Pearce
Thomas Lockyer

Bankside Consultants
Simon Rothschild Tel: (020) 7367 8888
Louise Mason

TomCo Energy PLC - Investment in Oil Wells

TomCo Energy PLC
15 February 2007

TomCo Energy Plc ('TomCo' or 'the Company')

TomCo Energy Plc to Participate in Five Well Tennessee Program

TomCo (TOM.L) is pleased to announce that it has contracted for a 20 per cent. working interest in a five well drilling program in Overton and Fentress counties in the State of Tennessee, USA. The Company's interest in the five prospects was purchased for $160,000 of drilling and completion costs. The Company may contribute to further, as yet not detailed, costs in this program. The operator of the drilling program is TN OIL Company Inc. ('TN OIL').

TN OIL, which is drilling and completing the wells on a turnkey basis, is targeting multiple prospective pay horizons, the deepest being the Knox Formation at approximately 1800 feet of total depth. Drilling at the first of the prospects is expected to commence shortly, and details of drilling results at the five prospects will be announced as soon as they become available.

This announcement has been reviewed by Lucius C. Geer, a 'qualified person' for the purposes of the AIM Rules. Mr. Geer is a longtime member of The Society of Independent Professional Earth Sciences #408 (SIPES), and is the senior partner of Lucius C. Geer & Associates, an independent firm of consulting Geologists and Geophysicists based in Houston, Texas.

For further information, please contact:

Netcentric Systems Plc
Stephen Komlosy Tel: (020) 7808 4857

Strand Partners Limited
Simon Raggett Tel: (020) 7409 3494
Warren Pearce
Thomas Lockyer

Bankside Consultants
Simon Rothschild Tel: (020) 7367 8888
Louise Mason

TomCo Energy PLC - Final Results

TomCo Energy PLC
22 February 2007

TOMCO ENERGY PLC
('TomCo' or 'the Company')

PRELIMINARY RESULTS FOR THE YEAR ENDED 30 SEPTEMBER 2006

TomCo (TOM.L), the oil mining and production company, today announces its Preliminary Results for the year ended 30 September 2006.

HIGHLIGHTS

- The Company, previously known as Netcentric Systems Plc, operated as a cash shell until the completion of the reverse acquisition of The Oil Mining Company Inc on 16 January 2007.
- £1,781,200 was raised through the placing of 71.28 million new ordinary shares.
- Proceeds to be used as working capital and to enable the Company to investigate and take advantage of potential investment opportunities.
- The Company's shares were re-admitted to trading on AIM on 16 January 2007.
- Howard Crosby, John Ryan and Paul Hughes were appointed to the Board.
- The subsequent acquisition of a 40 % working interest in the Flusche Oil Well, and 20 % working interest in a five well drilling program in Overton and Fentress counties in the State of Tennessee.

Stephen Komlosy, Executive Chairman of TomCo, commented:

'On 16 January 2007, Netcentric Systems plc completed the reverse acquisition of The Oil Mining Company Inc. which owns two separate groups of mineral leases on a total holding of 2,900 acres of oil shale prospects in the state of Utah, USA. SRK, the independent firm of mining consultants reporting on the acquired leases, has estimated these leased oil shale claims to contain some 230 million barrels of oil.

In conjunction with the acquisition, the Company raised a gross total of £1,781,200 through the placing of 71.28 million new ordinary shares, at a placing price of 2.5 pence, which will be used as working capital and also to enable the Company to investigate and take advantage of potential investment opportunities, at the same time the Company changed its name to TomCo Energy Plc and was re-admitted to trading on AIM. On this date John Ryan, the president of The Oil Mining Company Inc., was appointed to our Board as Commercial Director.

The acquisition and the recruitment of John Ryan followed the earlier appointment of Howard Crosby to the Board in March 2006, whose purchase of 29.9% of the Company, from PSG Solutions Plc, heralded a change in focus to the energy industry in regard to our search for new business for the Company. Howard's success with US based oil and gas and resource companies includes Cadence Resources Inc an oil and gas company, which, during the time he was president and John Ryan was Chief Financial Officer, increased from a market value of under $1million to $450million, over the five years from 2001 to 2006.

Between April and August 2006, the Company undertook a placing to raise working capital and to fund the initial costs of a reverse acquisition. This placing raised $532,000 at a price of 2 US cents per ordinary share.

Although there has been recent advances in the technology to extract oil from oil shale, US oil shale is not yet being commercially exploited on any scale, but your Board believes that this situation will change over the next six years and that the huge strategic and commercial pressures together with current

supply anxiety will, in this time frame, induce the USA to create an oil shale industry similar to the way the Canadian oil tar sands industry was created.

The Board's strategy for the future is to hold the oil shale assets in reserve until such time as their exploitation becomes commercially and economically viable, whilst creating an investment portfolio of conventional North American based shallow producing oil assets and proven undeveloped wells utilising the expertise and industry contacts of Howard Crosby and John Ryan. In accordance with this plan we have already announced our 40% interest in Flusche Well in Wichita County, Texas and a 20% interest in a five well drilling programme in Overton and Fentress counties in Tennessee and we expect to announce more investments shortly.

Shareholders may be interested to view the Company's web site, www.tomcoenergy.com which contains a summary of our current strategy of participation in oil producing wells and prospects and contains detailed information about US oil shale and related interesting links to US Government sites, the Company's share price (twenty minute delay) together with press articles and Company announcements as they are made.'

For further information, please contact:

TomCo Energy Plc
Stephen Komlosy Tel: (020) 7808 4857

Strand Partners Limited
Simon Raggett Tel: (020) 7409 3494
Warren Pearce
Thomas Lockyer

Bankside Consultants Tel: (020) 7367 8888
Simon Rothschild
Louise Mason

TomCo Energy Plc
('TomCo or 'the Company')

PRELIMINARY RESULTS FOR THE YEAR ENDED 30 SEPTEMBER 2006

CHAIRMAN'S STATEMENT

The appointment of Howard Crosby to our Board in March this year, after he purchased 29.9% of the Company from PSG Solutions Plc, heralded a change in our focus in respect to the search for a new business for the Company. Howard's success with US based oil and gas and resource companies has guided us in this direction for a suitable 'reverse' takeover where we can, in the future, take great advantage from his superior knowledge and expertise. As a result, we are now in the 'due diligence' stage of an acquisition in the US energy sector which we are expecting to close before Christmas.

Owing to the change of the Stock Exchange rules with regard to 'investment' or 'shell' companies like Netcentric (Rule 15), which resulted in the suspension from trading of the Company's shares on AIM on 30 June 2006, there is great pressure on the Board to complete an acquisition transaction before the end of the year so that our AIM facility will not be cancelled on 31 December 2006.

During the year the two non-executive directors Emanuel Mond and Paul Hughes stepped down from the Board when Howard Crosby was appointed and again I would like to thank them both for their wise counsel and help during the whole period that they have been directors of the Company. Paul Hughes was subsequently reappointed to the board on 31st October 2006 to help guide the company through its new plans.

Stephen Komlosy
Chairman
21 December 2006

TOMCO ENERGY PLC
INCOME STATEMENT
FOR THE FINANCIAL YEAR ENDED 30 SEPTEMBER 2006

	2006 £'000	2005 £'000
Continuing operations		
Revenue	-	-
Cost of sales	-	-
Gross profit	-	-
Administrative expenses	(131)	(83)
Operating loss	(131)	(83)
Interest receivable and similar income	4	6
Loss before taxation	(127)	(77)
Taxation	-	-
Loss for the year	(127)	(77)
Attributable to equity holders of the company	(127)	(77)

EARNINGS PER SHARE	2006	2005
	Pence per share	Pence per share
From continuing and discontinued operations		
Basic	(0.09)	(0.06)
Diluted	(0.09)	(0.06)
From continuing operations		
Basic	(0.09)	(0.06)
Diluted	(0.09)	(0.06)

BALANCE SHEET
AS AT 30 SEPTEMBER 2006

	2006 £'000	2005 £'000
ASSETS		
Non current assets		
Property, plant and equipment	2	-
Available for sale investments	94	-
	96	-
Current assets		
Trade and other receivables	86	99
Cash and cash equivalents	83	3
	169	102
LIABILITIES		
Current liabilities		
Trade and other payables	(47)	(28)
	(47)	(28)
Net current assets	122	74
Net assets	218	74
SHAREHOLDERS' EQUITY		
Share capital	832	699
Share premium account	188	50

Retained earnings	(802)	(675)
Total equity	218	74

CASH FLOW STATEMENT
FOR THE FINANCIAL YEAR ENDED 30 SEPTEMBER 2006

	2006 £'000	2005 £'000
Cash flows from operating activities		
Cash generated from operations	(99)	(165)
Interest received	4	6
Net cash used operating activities	(95)	(159)
Cash flows from investing activities		
Purchase of equipment	(2)	-
Purchase of investments	(94)	-
Net cash used in investing activities	(96)	-
Cash flows from financing activities		
Issue of share capital	271	-
Net increase/(decrease) in cash and cash equivalents	80	(159)
Cash and cash equivalents at beginning of financial period	3	162
Cash and cash equivalents at end of financial period	83	3

Significant non cash transactions:

The loan outstanding from Coolcharm Gold Mining Company Limited of £94,214 was repayable on demand. On 20 March 2006 the loan was duly settled in full by the issue of 471,070 Ordinary 0.0001p shares at 20p per share in accordance with the terms of the original loan agreement.

NOTES

The figures set out above are derived from the audited accounts of TomCo Energy Plc for the year ended 30 September 2006. The 2006 accounts will be sent to shareholders shortly.

The Company's financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and International Financial Reporting Interpretations Committee (IFRIC) interpretations endorsed by the European Union (EU) and with those parts of the Companies Act 1931 to 2004 applicable to companies reporting under IFRS.

This is the Company's first financial statements prepared under IFRS and therefore, IFRS 1 'First-time Adoption of International Financial Reporting Standards' has been applied. The last financial statements that were prepared under UK Generally Accepted Accounting Principles (UK GAAP) were for the year ended 30 September 2005.

The financial information contained in this announcement does not constitute full accounts within the meaning of section 254 of the Companies Act 1985 and are not for the purposes of Section 240 of the Companies Act 1985.

investegate

TomCo Energy PLC - T&G Exercise TomCo Warrants

TomCo Energy PLC
13 March 2007

Teather & Greenwood Exercise Warrants in TomCo Energy Plc.

TomCo Energy Plc. (the 'Company') has received an application from Teather & Greenwood Ltd. to exercise warrants to subscribe for 2,868,372 new ordinary shares of 0.5p each in the Company (the 'New Shares'). The New Shares have been issued and allotted and rank pari passu with the existing ordinary shares. Trading of the New Shares on AIM is expected to commence on Wednesday 14 March 2007.

The total number of Ordinary Shares in issue following this exercise of warrants will be 443,450,974. The New Shares represent a total of 0.65% of the total issued share capital of the Company.

Following the exercise the warrants, Teather & Greenwood Ltd. no longer holds any warrants in the Company.

investegate

TomCo Energy PLC - AGM Statement

TomCo Energy PLC
21 March 2007

TomCo Energy Plc
('TomCo' or 'the Company')

Annual General Meeting Statement

Following the Annual General Meeting ('AGM') held today, the Board of TomCo is pleased to announce that all the resolutions set out in the notice of meeting were duly proposed to shareholders and passed without exception.

Stephen Komlosy, Chairman of TomCo Energy Plc, said at the AGM:

'On 16 January 2007 Netcentric Systems Plc completed the reverse acquisition of the Oil Mining Company Inc., changing its name to TomCo Energy Plc and simultaneously readmitting its shares on AIM. Following the transaction, TomCo owns leases on approximately 3,000 acres of oil shale in Utah, USA which SRK (an independent firm of mining consultants) estimates to potentially contain some 230 million barrels of oil.

US oil shale is not yet being commercially exploited but your Board is confident that increased commercial and strategic pressures and demand for oil will lead this situation to change in the coming years creating an oil shale industry, similar to that of Canada's oil sands.

The Company's current strategy is to hold the oil shale assets in reserve, and to create alongside it an investment portfolio of proven and producing oil wells in the USA. Following the acquisition, TomCo has already acquired a 40 per cent. interest in a working oil well in Witchita County, Texas and a 20 per cent. interest in five proven undeveloped wells in Tennessee. Your Board is confident in its ability to source further deals in order to swiftly broaden its portfolio.

At the time of the acquisition and accompanying fund raising, John Ryan was appointed to the Board of the Company. This followed the appointment of Howard Crosby, as Chief Executive Officer, in March 2006. John and Howard have previously worked together in several successful resource business ventures, including Cadence Resources Inc., an oil and gas company whose market capitalisation grew from less than $1 million to $450 million under their direction'

investegate

TomCo Energy PLC - Investment in Oil Well

TomCo Energy PLC
27 March 2007

TomCo Energy Plc ('TomCo' or the 'Company')

Investment in Oil Well

TomCo, an AIM-listed oil producer with properties in the South-Western United States, is pleased to announce that it has entered into an agreement to purchase a 30 per cent. working interest in the Rock Crossing prospect in Wilbarger County, Texas (the 'Rock Crossing Prospect'). The Rock Crossing Prospect will be tested by a well to be drilled within the next few weeks, for which TomCo's net cost is approximately $72,000 plus a further $60,000 in completion costs if the well is a commercial discovery.

The Rock Crossing Prospect is located on the Waggoner Ranch, one of the largest privately owned ranches in Texas, and forms part of a 330 acre lease block along the prolific Rock Crossing anticline, from which the Rock Crossing field has already produced some 8,300,000 barrels of oil. The new well will be drilled to a depth of 4,100 feet, and will test a minimum of eight prospective pay zones, down to and including the Ellenburger formation. A successful test could lead to several offset development locations on the lease block in which TomCo has the option to participate. Drilling is scheduled to commence within two weeks of the date of this announcement, and production could commence within 2 months, the results of which will be announced as soon as they become available.

TomCo is also pleased to announce that production has commenced on its 40 per cent. working interest in Flusche oil well in Wichita County, Texas. The initial gross production rate is 28 barrels per day from 2 pay zones, although additional completion work is being undertaken to another zone in an attempt to increase the flow rate.

TomCo is an AIM listed company which continues to actively develop a conventional oil production profile in the South-Western United States. The Company also owns leases on approximately 3000 acres of shale oil holdings in Utah, estimated by SRK (an independent firm of mining consultants) to contain some 230 million barrels of oil.

This announcement has been reviewed by Lucius C. Geer, a 'qualified person' for the purposes of the AIM Rules. Mr. Geer is a longtime member of The Society of Independent Professional Earth Sciences #408 (SIPES), and is the senior partner of Lucius C. Geer & Associates, an independent firm of consulting Geologists and Geophysicists based in Houston, Texas.

For further information, please contact:

TomCo Energy Plc
Stephen Komlosy Tel: 07802 451 212

Strand Partners Limited
Simon Raggett Tel: (020) 7409 3494
Warren Pearce
Thomas Lockyer

Bankside Consultants
Simon Rothschild Tel: (020) 7367 8888
Louise Mason

END